

Annual Report

AVATAR

Homebuilding Highlights*

	2007	2006	2005	2004
CLOSINGS				
Number of Units	780	2,122	1,914	1,427
Aggregate Dollar Volume	$ 235,929,000	$ 666,578,000	$ 445,485,000	$ 307,678,000
Average Price Per Unit	$ 302,500	$ 314,100	$ 232,800	$ 215,600
CONTRACTS SIGNED, NET OF CANCELLATIONS				
Number of Units	378	606	1,791	2,237
Aggregate Dollar Volume	$ 91,767,000	$ 221,207,000	$ 555,370,000	$ 540,690,000
Average Price Per Unit	$ 242,800	$ 365,000	$ 310,100	$ 241,700
BACKLOG				
Number of Units	147	549	2,065	2,188
Aggregate Dollar Value	$ 45,131,000	$ 189,292,000	$ 634,663,000	$ 524,778,000
Average Price Per Unit	$ 307,000	$ 344,800	$ 307,300	$ 239,800

* *Avatar is an equity partner in a joint venture for Ocean Palms, a 38-story, 240-unit highrise condominium in Hollywood, Florida. Not included in the chart are closings by the joint venture of 240 units at an aggregate sales volume of $203,717,000 as of December 31, 2006.*

On the Cover:

This recently-completed, award-winning 19,000 square foot clubhouse is among approximately 126,000 square feet of recreation facilities available to residents of Solivita and Solivita West, Avatar's active adult communities in Poinciana, Florida.

AVATAR

Financial Highlights

	2007	2006	2005	2004
Revenues	$ 291,416,000	$ 835,079,000	$ 516,848,000	$ 334,205,000
Income from continuing operations before income taxes	$ 34,680,000	$ 258,752,000	$ 87,189,000	$ 37,956,000
Income tax expense	$ (13,297,000)	$ (84,026,000)	$ (29,990,000)	$ (12,678,000)
Income from continuing operations	$ 21,383,000	$ 174,726,000	$ 57,199,000	$ 25,278,000
Net income from discontinued operations (including gain on disposal)	$ –	$ –	$ 5,928,000	$ 4,281,000
Net income	$ 21,383,000	$ 174,726,000	$ 63,127,000	$ 29,559,000
Net income per share (basic)	$ 2.57	$ 21.33	$ 7.83	$ 3.49
Net income per share (diluted)	$ 2.22	$ 16.59	$ 6.28	$ 3.10
Total assets	$ 706,541,000	$ 751,072,000	$ 626,410,000	$ 508,264,000
Stockholders' equity	$ 527,703,000	$ 505,356,000	$ 312,892,000	$ 246,235,000

To Our Stockholders

For the year ended December 31, 2007, we realized net income of $21.4 million ($2.22 per share, diluted) on revenues of $291.4 million, compared to net income of $174.7 million ($16.59 per share, diluted) on revenues of $835.1 million for 2006.

During 2007, we entered into contracts for the sale, net of cancellations, of 378 residential units, compared to 606 units for 2006. We continue to experience a weak market for the sale of new homes.

Our results reflect the continued deterioration of conditions in the credit markets and in the Florida and Arizona housing markets, including increased levels of new and existing homes available for sale, rising foreclosures, reduced availability of mortgage financing and diminished buyer confidence. Our profits on the sale of homes continue to decline as we offer lower prices and higher discounts to meet competitive pricing and declining demand. Recognizing changing market conditions, we have designed and introduced new products with lower square footage and smaller lots, as well as a new multi-family product at our active adult communities. Also, during the third quarter of 2007, in certain of our communities we implemented a selectively focused homebuilding program designed to generate sales activity and meet the demand for homes that are ready for occupancy.

We continue to monetize our commercial, industrial and other land as opportunities arise. Sales during 2007 approximated $27.5 million compared to approximately $120.3 million for 2006, which included the sale of our approximate 4,400-acre property at Ocala Springs to The Nature Conservancy for approximately $75.1 million.

We continue to make progress toward development and construction of the Poinciana Parkway, a 9.66 mile four-lane road to be located in Osceola and Polk Counties, Florida. The Parkway is intended to improve the flow of vehicular traffic in Osceola and Polk Counties, including within and around our Central Florida communities in the Poinciana area. A 4.15-mile segment of the Parkway to be owned by Avatar will be operated as a toll road. The remaining parts of the Parkway will be owned, maintained and operated by Osceola and Polk Counties. We have acquired most of the rights-of-way and all of the primary permits necessary to construct the Parkway. In order to address concerns of various governmental agencies and environmental organizations, we changed plans for the

Parkway to include 4,200 linear feet of trestles, which will result in increased construction costs. We will own the private toll road with the right to sell it together with our rights to operate it. We have engaged an investment banking firm to identify potential investors in the toll road.

We cannot predict the duration or severity of the challenging economic conditions affecting the real estate market. We anticipate that these conditions will continue to have an adverse effect on our earnings for 2008. We remain focused on managing Avatar and its assets for the long-term benefit of our shareholders. With adequate cash on hand and available credit capacity, we believe we are in position to manage our operations and to take advantage of opportunities that may be presented.

Joshua Nash
Chairman of the Board

Gerald D. Kelfer
President, Chief Executive Officer, and
Chairman of the Executive Committee

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 0-7616

AVATAR HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	**23-1739078**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
201 Alhambra Circle, Coral Gables, Florida	**33134**
(Address of principal executive offices)	*(Zip code)*

Registrant's telephone number, including area code (305) 442-7000
Securities registered pursuant to section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1.00 Par Value	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ] Smaller reporting reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

Aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was $468,330,241 as of June 29, 2007.

As of March 13, 2008, there were 8,535,412 shares of common stock, $1.00 par value, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for its 2008 Annual Meeting of Stockholders are incorporated by reference into Part III.

AVATAR HOLDINGS INC.
2007 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements discussed in Item 1 (Business), Item 3 (Legal Proceedings), Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operations), and elsewhere in this Form 10-K constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others: international, national and local market conditions and events such as the oversupply of existing homes caused by the number of investor and speculator resale homes for sale in our communities and in the geographic areas in which we develop and sell homes; tightening of the credit market and the reduced availability and more stringent financing requirements of residential mortgage financing in general and sub prime financing in particular; interest rates; mortgage rates; employment levels; income levels; consumer confidence; the successful implementation of Avatar's business strategy; shifts in demographic trends affecting demand for active adult and primary housing; the level of immigration and in-migration into the areas in which we conduct real estate activities; the level of competition in geographic areas in which we do business; Avatar's access to financing; geopolitical risks; changes in, or the failure or inability to comply with, government regulations; and other factors as are described in Item 1A (Risk Factors) of this Form 10-K. Active adult homes are intended for occupancy by at least one person 55 years or older.

Dollar amounts specified herein are in thousands, except for per share amounts or as otherwise indicated.

PART I

ITEM 1. BUSINESS

General

Avatar Holdings Inc. was incorporated in the state of Delaware in 1970. Our principal executive offices are located at 201 Alhambra Circle, Coral Gables, Florida 33134 (telephone (305) 442-7000).

We are engaged in the business of real estate operations in Florida and Arizona. Our residential community development activities include the development of active adult and primary residential communities. We also engage in a variety of other real estate related activities, such as the operation of amenities, the sale for third-party development of commercial and industrial land and the operation of a title insurance agency.

Business Strategy

Our primary business strategy continues to be the development of lifestyle communities, including active adult and primary residential communities, as well as development and construction of housing on scattered lots. From time to time we dispose of non-core assets.

We are actively pursuing other business opportunities. Future opportunities may be in those real estate businesses in which we are presently engaged or may extend to other real estate activities or unrelated businesses.

Real Estate Operations

We are primarily engaged in real estate operations as summarized below. For further information please see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Active Adult Community Development

Within the Central Florida master-planned community of Poinciana we are developing the highly-amenitized active adult communities of Solivita and Solivita West. Solivita and Solivita West incorporate the natural topography of the land, including more than 1,200 acres of wetlands and an oak hammock. These communities currently include approximately 126,000 square feet of recreation facilities including a recently-completed 19,000 square foot clubhouse, as well as two 18-hole golf courses and an active park housing a variety of sporting and games facilities.

Information relating to our backlog is incorporated herein by reference to Item 7 of Part II of this Report under the heading "Results of Operations."

Primary Residential Community Development

Our primary residential community development business includes construction of homes, both on scattered lots and on contiguous parcels as part of planned communities, in Florida and Rio Rico, Arizona.

In addition to ongoing development at our various communities within Florida, during the fourth quarter of 2007, we commenced closings at Terralargo, our single-family community in Lakeland, Florida.

Information relating to our backlog is incorporated herein by reference to Item 7 of Part II of this Report under the heading "Results of Operations."

Poinciana Parkway and Toll Road

In December 2006, we entered into agreements (the "County Agreements") with Osceola and Polk Counties in Florida for us to develop and construct a 9.66 mile four-lane road in Osceola and Polk Counties, to be known as the Poinciana Parkway (the "Parkway"). It will include a 4.15 mile segment to be operated as a private toll road. We will pay the costs associated with the right-of-way acquisition, development and construction of the Parkway. Except for the toll road, the Parkway will be owned, maintained and operated by the Counties upon completion. We will own the private toll road, and under the County Agreements we have the right to sell it to a third party together with our rights to operate the toll road. We have retained an investment banking firm to identify potential investors in the toll road.

Under the County Agreements, we were to complete the Parkway by October 31, 2008, subject to delays beyond our control, including permitting delays. While we have acquired most of the rights-of-way and all of the primary permits necessary to construct the Parkway, we have notified the Counties that the completion of construction will be delayed at least until February 28, 2010, pending further required governmental action. It is our understanding that the delays that we have encountered are contemplated by the County Agreements and entitle us to the extension.

In order to address environmental concerns of various governmental agencies and environmental organizations, we changed the plans for the Parkway to include 4,200 linear feet of trestles, which will result in increased construction costs. Our current estimate of the right-of-way acquisition, development and construction costs for the Parkway approximate $170,000 to $200,000. However, no assurance of the ultimate amount can be given at this stage. As of December 31, 2007, approximately $32,000 has been expended.

Commercial and Industrial and Other Operations

We also generate revenues through the sale of commercial and industrial land for third-party development, primarily in Poinciana, as well as other operations, including title insurance agency operations.

Real Estate Assets

Our assets consist primarily of real estate in the states of Florida and Arizona. During December 2006, we closed on the sale of our approximately 4,400-acre property known as Ocala Springs in Marion County, Florida (the "Ocala Property"). As of December 31, 2007, we owned more than 17,000 acres of developed, partially developed or developable residential, commercial and industrial property. Some portion of these acres may be developed as roads, retention ponds, parks, school sites, community amenities and for other similar uses.

Within Florida and Arizona we also own more than 15,000 acres of preserves, wetlands, open space and other areas that at this time are not developable, permitable and/or economically feasible to develop, but may at some future date have an economic value for preservation or conservation purposes.

For further description of the various communities and the operations conducted therein, please see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Title Insurance Agency

Prominent Title Insurance Agency, Inc., a subsidiary of Avatar Properties Inc., maintains operations at our headquarters in Coral Gables, Florida, as well as in Poinciana, Florida. Services are offered to purchasers of homes from Avatar as well as unrelated parties.

Business Segment Information

Our business segment information regarding revenues, results of operations and assets is incorporated herein by reference to Note P to the Consolidated Financial Statements included in Item 8 of Part II of this Report.

Employees

As of December 31, 2007, we employed approximately 321 individuals on a full-time or part-time basis, compared to 483 individuals as of December 31, 2006 and 585 as of December 31, 2005. We also utilize on a daily basis such additional personnel as may be required in connection with various activities. Relations with our employees are satisfactory and there have been no work stoppages.

Investor Information

We are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy materials that we have filed with the SEC at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically.

You can access financial and other information on our website, at www.avatarholdings.com. We make available, free of charge, copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing such material electronically or otherwise with the SEC. You may download this information from our website or may request us to mail specific information to you. Information regarding equity transactions by our directors, officers and 10% holders may also be obtained on our website.

Regulation

Our business is subject to extensive federal, state and local statutes, ordinances and regulations that affect every aspect of our business such as environmental, hazardous waste and land use requirements and can result in substantial expense to the company. By way of example, should hazardous waste be discovered on land that we own, we could incur the expense of removal and remediation.

Competition

Our residential homebuilding, planned community development and other real estate operations, particularly in the state of Florida, are subject to significant competition. In the sales of housing units, we compete, as to price and product, with several national and regional homebuilding companies. In recent years, there has been extensive residential development by other developers in the geographic areas in which we operate; and we currently compete with resales by investors, speculators and residents in our communities. It has also become necessary to reduce prices and offer additional sales incentives in order to maintain a competitive position within our markets.

ITEM 1A. RISK FACTORS

In addition to risks and uncertainties in the ordinary course of business that are common to all businesses, important factors that are specific to our industry and our company could materially impact our future performance and results. We have provided below a list of these risk factors. These are not all the risks we face, and other factors, including those currently considered immaterial or unknown to us, may impact our future operations.

Our access to financing may be limited

Our business is capital intensive and requires expenditures for land and infrastructure development, housing construction, working capital and new development opportunities. Accordingly, we anticipate incurring indebtedness to fund real estate development activities. As of December 31, 2007, total consolidated indebtedness was $130,766, including $114,800 principal amount of our 4.50% Convertible Senior Notes due 2024 (the "4.50% Notes"). We also had $103,181 in availability under our Unsecured Credit Facility (defined below). We may not sustain profitability or positive cash flows from operating activities. We anticipate, but cannot assure, that the amounts available from internally generated funds, cash on hand, the sale of non-core assets, and existing and future financing will be sufficient to fund the anticipated operations, meet debt service and working capital requirements, and provide sufficient liquidity to develop and build the Poinciana Parkway. We may seek additional capital in the form of equity or debt financing from a variety of potential sources, including additional bank financing and sales of debt or equity securities. However, as the capital markets have become more problematic, we cannot assure that such financing will be available or, if available, will be on favorable terms. In addition, from time to time we have obtained amendments to our Unsecured Credit Facility. There can be no assurance that we will be able to obtain future amendments at favorable terms and costs. If we are not successful in obtaining sufficient capital to fund our business strategy and other expenditures, development projects may be delayed or abandoned. Any such delay or abandonment could result in a reduction in sales and would adversely affect future results of operations.

Further decline in the capital markets or fluctuations in interest rates could have an adverse effect on our business

A significant majority of the purchasers of our homes finance their purchases through third-party lenders providing mortgage financing or, to some extent, rely upon investment income. In general, housing demand is dependent on home equity, consumer savings and third-party financing and could be adversely affected by less favorable mortgage terms, including requirements for higher deposits and higher credit scores, the tightening of underwriting standards for mortgage loans, decreases in investment income, unavailability of mortgage financing, increasing housing costs and declining employment and income levels. The amount or value of discretionary income and savings, including retirement assets, available to home purchasers can be affected by a decline in the capital markets. Lenders, particularly subprime lenders, are imposing more stringent credit requirements. If lending restrictions continue to be tightened or the capital markets continue to decline, the ability of prospective buyers to finance home purchases may be further adversely affected, resulting in further adverse effects on our business.

Our success significantly depends on our key personnel and our ability to attract and retain personnel

Our real estate business strategy requires, among other things, the retention of experienced management personnel and employees. The loss of the services of certain members of the senior and middle management team, or the inability to attract new personnel, could have a material adverse effect on the success of our real estate business strategy and on our ability to expand our operations.

We may not succeed in obtaining new development, investment and business opportunities

We have under development or in the planning process a substantial portion of Avatar's historical landholdings that we believe can be profitably developed over time. Although we are actively pursuing other development and business opportunities, we cannot assure that we will succeed in our efforts to obtain additional development and business opportunities.

Our industry is highly cyclical and is affected by general economic conditions and other factors beyond our control

The real estate industry is highly cyclical and is affected by changes in national, global and local economic conditions and events, such as employment and income levels, availability of financing, interest rates, consumer confidence and the demand for housing and other types of construction. As a real estate developer we are subject to various risks, many of which are outside our control, including real estate market conditions (both where communities and homebuilding operations are located and in areas where potential customers reside), changing demographic conditions, adverse weather conditions and natural disasters, such as hurricanes, tornadoes and wildfires, delays in construction schedules, cost overruns, changes in government regulations or requirements, increases in real estate taxes and other local government fees, and availability and cost of land, materials and labor. The occurrence of any of the foregoing has resulted and could result in a further reduction in or cancellation of sales and/or lower gross margins for sales. Lower than expected sales as a result of these occurrences could have a material adverse effect on the level of our profits and the timing and amounts of our cash flows. We are in the midst of a severe downturn in the real estate market. The market for new single-family and multi-family residences began to weaken in the third quarter of 2005, continued to weaken through February 2008 and may not improve during fiscal 2008.

Further decline of the residential real estate market could result in future impairment (as defined by Statement of Financial Accounting Standards No. 144) to certain of our land assets acquired in recent years. A substantial portion of our landholdings has been owned for many years and is carried at book values which we believe are below current market values and, therefore, in our opinion less likely to be adversely affected. However, certain of our recent acquisitions of land and our standing inventory of unsold homes, both completed and under construction, could be subject to impairment charges if the residential real estate market continues to decline.

We are concentrated geographically, which could adversely affect our business

Our land and development activities are located in Florida and Arizona, which are among the states most adversely affected by the downturn in the residential real estate market. Development activities depend to a significant degree on the levels of immigration to Florida from outside the United States, migration to Florida from within the United States and purchases in Florida of second and/or vacation homes, in addition to other local market conditions. Our geographic concentration may create increased vulnerability during regional economic downturns or other Florida-related events which may result in reduced levels of profitability or reduced cash flows and adversely affect our financial condition. Commencing in the second half of 2005 and continuing through February 2008, our ability to sell new homes in Florida and Arizona and the level of cancellations of executed contracts were negatively impacted by the condition of the markets in which we are located.

If we are unable to develop and market our communities, our cash flow could decline

Our communities will be developed over time. Therefore, our medium- and long-term future is dependent on our ability to develop and market existing and future communities successfully. Committing the financial and managerial resources to develop a community involves significant risks. Before a community generates any revenues, material expenditures are required, among other things, to obtain development approvals to construct project infrastructure, model homes and sales facilities. It generally requires several years for a community development to achieve cumulative positive cash flow. No assurance can be given that we will successfully develop and market communities in the future. In addition, appropriate roadway routes and levels of vehicular traffic contribute to the success of our marketing of existing and future communities, and accordingly, inadequate road capacity could adversely affect sales. For example, if vehicular traffic congestion in and around Poinciana, Florida, were to reach unacceptable levels, our revenues could be materially adversely affected. Our inability to develop and market our communities successfully and to generate positive cash flows from such operations in a timely manner would have an adverse effect on the ability to meet debt and working capital requirements.

Our joint ventures and partnerships may not achieve anticipated results

In connection with our business strategy, we may seek additional joint venture or partnership arrangements. A joint venture or other partnership may involve special risks associated with the possibility that a partner or partnership at any time (i) may have economic or business interests or goals that are inconsistent with ours, (ii) may take actions contrary to our instructions or requests or contrary to our policies or objectives with respect to our real estate investments or (iii) could experience financial difficulties. Actions by a partner may have the result of subjecting property owned by the joint venture or partnership to liabilities in excess of those contemplated by the terms of the joint venture or partnership agreement or have other adverse consequences. We cannot assure that any joint venture or partnership arrangements will achieve the results anticipated or otherwise prove successful.

The results of our operations are subject to fluctuations, which could hinder our ability to service debt and meet working capital requirements

Our real estate projects are long-term in nature. Sales activity at active adult and other community and real estate developments varies from period to period, and the ultimate success of any community cannot be determined from results in any particular period or periods. A community may generate significantly higher sales levels at inception (whether because of local pent-up demand or other reasons) than it does during later periods. Revenues and earnings will also be affected by period-to-period fluctuations in the mix of product, subdivisions and home closings among our homebuilding operations. Thus, the timing and amount of revenues are subject to considerable uncertainty. The inability to manage effectively the cash flows from operations could have an adverse effect on our ability to service debt and to meet working capital requirements.

Our business is subject to substantial competition

Our homebuilding, planned community development and other real estate operations are subject to substantial existing and potential competition (including competition from a number of national homebuilders). Some current and potential competitors have longer operating histories and greater financial, sales, marketing, technical and other resources than we have and offer significant discounts and incentives due to the current weak market conditions. Competition within the geographic locations of our developments extends from price and design of products, to the ability to acquire diminishing supplies of land, to retain and employ experienced real estate development, management and sales personnel and to contract with development and construction firms. We cannot assure that we will have sufficient resources to compete successfully in our market or against our competitors. Accordingly, we may lose market share to existing and new competitors. In addition, we currently compete with resales by real estate investors and speculators.

We are subject to extensive governmental regulation and environmental considerations

Our business is subject to extensive federal, state and local statutes, ordinances and regulations that affect every aspect of our business such as environmental, hazardous waste and land use requirements and can result in substantial expense to the company. By way of example, should hazardous waste be discovered on land that we own, we could incur the expense of removal and remediation.

Certain events could trigger the acceleration of payment of the 4.50% Notes

Certain events, including cessation of trading of our common stock, failure to pay interest when due on our 4.50% Notes, final judgment(s) for the payment of money in excess of $20,000 rendered against us or any of our subsidiaries if not discharged for any periods of 30 consecutive days during which a stay of enforcement is not in effect, could result in a default under our 4.50% Notes. Such default would result in the requirement for payment of the 4.50% Notes prior to the due date thereof. Our inability to make such accelerated payment could have a material adverse effect upon our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Avatar's real estate operations are summarized in "Item 1. Business" above and described in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." Land developed and in the process of being developed, or held for investment and/or future development, is set forth in Note C of the Notes to Consolidated Financial Statements in Item 8.

Our corporate headquarters are located at 201 Alhambra Circle, Coral Gables, Florida, in 26,300 square feet of leased office space. For additional information concerning properties leased by Avatar, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Contractual Obligations" and "Item 8. Notes to Consolidated Financial Statements."

ITEM 3. LEGAL PROCEEDINGS

The information set forth in Note N (Commitments and Contingencies) of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report is incorporated herein by reference.

We are involved in various pending litigation matters primarily arising in the normal course of business. Although the outcome of these matters cannot be determined, management believes that the resolution of these matters will not have a material effect on our business or financial statements.

We have no tax-related penalties required to be disclosed in this Item 3 pursuant to Section 6707A(e) of the Internal Revenue Code.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

Executive Officers of the Registrant

Pursuant to General Instruction G(3) to Form 10-K, the following list is included as an unnumbered item in Part I of this report in lieu of being included in the Proxy Statement for the Annual Meeting of Stockholders to be held on May 29, 2008.

The following is a list of names and ages of all of the executive officers of Avatar, indicating principal positions and offices with Avatar or a subsidiary held by each such person and each such person's principal occupation(s) or employment during the past five years unless otherwise indicated. Officers of Avatar have been elected to serve until the next annual election of officers (which is expected to occur on May 29, 2008), when they are re-appointed or their successors are elected or until their earlier resignation or removal.

Name	*Age*	*Office and Business Experience*
Gerald D. Kelfer	62	President since February 1997, Chief Executive Officer since July 1997, Chairman of the Executive Committee since May 1999, Vice Chairman of the Board since December 1996, and a member of the Board of Directors since October 1996; and holds various positions with subsidiaries.
Jonathan Fels	55	President, Avatar Properties Inc., since December 1997; and holds various positions with other subsidiaries.
Michael Levy	49	Executive Vice President and Chief Operating Officer, Avatar Properties Inc., since December 1997; and holds various positions with other subsidiaries.
Patricia Kimball Fletcher	50	Executive Vice President and General Counsel since January 2007; formerly Partner and Chair of Florida Real Estate and Finance Department, Duane Morris LLP, from January 2002 to December 2006; and holds various positions with subsidiaries.
Randy L. Kotler	42	Executive Vice President and Chief Financial Officer since July 2007 and Treasurer since August 2007; formerly Chief Accounting Officer of TOUSA, Inc., from May 2002 to June 2007; Senior Vice President from May 2006 to June 2007; Interim Chief Financial Officer, from May 2006 to January 2007; and Vice President from May 2002 to May 2006; and holds various positions with subsidiaries.
Juanita I. Kerrigan	61	Vice President and Secretary since September 1980; and holds various positions with subsidiaries.

The above executive officers have held their present positions with Avatar for more than five years, except as otherwise noted. No executive officer of Avatar has any family relationship with any other executive officer or director of Avatar.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Common Stock of Avatar Holdings Inc. is traded through The Nasdaq Stock Market LLC under the symbol AVTR. There were 4,551 record holders of Common Stock at February 29, 2008.

High and low quotations, as reported, for the last two years were:

	Quotations			
Quarter Ended	*2007*		*2006*	
	High	*Low*	*High*	*Low*
March 31	$85.43	$61.00	$61.00	$54.35
June 30	$83.81	$68.82	$63.37	$50.64
September 30	$79.30	$49.30	$60.48	$50.02
December 31	$55.95	$38.06	$84.54	$58.34

Avatar has not declared any cash dividends on Common Stock since its issuance and has no present intention to pay cash dividends.

For the three months ended December 31, 2007, Avatar did not repurchase shares under the stock repurchase authorization as reflected in the following table:

Period	*Total Number of Shares Purchased*	*Average Price Paid Per Share*	*Total Number of Shares Purchased as Part of a Publicly Announced Plan or Program (1)*	*Maximum Amount That May Yet Be Purchased Under the Plan or Program (1)*
October 1, 2007 to October 31, 2007	-	-	-	$14,864
November 1, 2007 to November 30, 2007	-	-	-	$ 9,864
December 1, 2007 to December 31, 2007	-	-	-	$ 9,864
Total	-	-	-	

(1) On March 20, 2003, Avatar's Board of Directors authorized the expenditure of up to $30,000 to purchase, from time to time, shares of its common stock and/or 7% Convertible Subordinated Notes due April 2005 (the "7% Notes"), which were subsequently called for redemption, in the open market, through privately negotiated transactions or otherwise, depending on market and business conditions and other factors. On June 29, 2005, Avatar's Board of Directors amended the March 20, 2003 repurchase authorization to include the 4.50% Notes in addition to shares of its common stock. During the three months ended December 31, 2007, Avatar repurchased $5,000 principal amount of the 4.50% Notes. As of December 31, 2007, the remaining authorization for purchase of shares of Avatar's common stock and/or 4.50% Notes was $9,864.

ITEM 6. SELECTED FINANCIAL DATA

FIVE YEAR COMPARISON OF SELECTED FINANCIAL DATA

	At or for the Years ended December 31				
Dollars in thousands (except share and per share data)	*2007*	*2006*	*2005*(1)	*2004* (1)	*2003* (1)
Statement of Income Data					
Revenues	$291,416	$835,079	$516,848	$334,205	$248,966
Income from continuing operations before income taxes and discontinued operations	$ 34,680	$258,752	$ 87,189	$ 37,956	$ 10,013
Income tax (expense) benefit	(13,297)	(84,026)	(29,990)	(12,678)	8,515
Income from continuing operations	$ 21,383	$174,726	$ 57,199	$ 25,278	$ 18,528
Discontinued operations:					
Income (loss) from discontinued operations (including gain on disposal of $8,322 and $6,465 for 2005 and 2004, respectively)	–	–	9,562	6,905	(104)
Income tax (expense) benefit	–	–	(3,634)	(2,624)	39
Income (loss) on discontinued operations	–	–	5,928	4,281	(65)
Net income	$21,383	$174,726	$ 63,127	$ 29,559	$ 18,463
Basic Per Share Data					
Income from continuing operations	$ 2.57	$21.33	$ 7.10	$ 2.98	$ 2.14
Income (loss) on discontinued operations	–	–	0.73	0.51	(0.01)
Net income	$ 2.57	$21.33	$ 7.83	$ 3.49	$ 2.13
Diluted Per Share Data					
Income from continuing operations	$ 2.22	$16.59	$ 5.72	$ 2.69	$ 2.12
Income (loss) on discontinued operations		–	0.56	0.41	(0.01)
Net income	$ 2.22	$16.59	$ 6.28	$ 3.10	$ 2.11
Balance Sheet Data					
Total assets	$706,541	$751,072	$626,410	$508,264	$365,551
Notes, mortgage notes and other debt	$130,766	$136,925	$144,107	$139,384	$ 19,771
Stockholders' equity	$527,703	$505,356	$312,892	$246,235	$265,899
Shares outstanding	8,525,412	8,193,736	8,179,463	8,058,129	9,389,772
Stockholders' equity per share	$61.90	$61.68	$38.25	$30.56	$28.32

(1) During the fourth quarter of 2005, we sold our utility operations in Arizona, our shopping center in Poinciana and our mini storage facility in Poinciana. As a result of these sales, the results of operations have been reclassified as discontinued operations to conform to the 2005 presentation.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (dollars in thousands except per share data)

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Financial Data" and our audited consolidated financial statements and accompanying notes included elsewhere in this document.

FORWARD-LOOKING STATEMENTS

Certain statements discussed under the captions "Business," "Risk Factors," "Legal Proceedings," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Form 10-K constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others, those contained under the caption "Risk Factors" in Item 1A.

OVERVIEW

We are engaged in the business of real estate operations in Florida and Arizona. Our residential community development activities include the development of active adult and primary residential communities. We also engage in a variety of other real estate related activities, such as the operation of amenities, the sale for third-party development of commercial and industrial land and the operation of a title insurance agency.

Our real estate business strategy is designed to emphasize higher profit margin businesses by concentrating on the development and management of active adult communities, production homes and communities, and utilizing third-party commercial and industrial development to maximize the value of our residential community developments. We also seek to identify additional sites that are suitable for development consistent with our business strategy and anticipate that we will acquire or develop them directly or through joint venture, partnership or management arrangements. Our primary business activities are capital intensive in nature. Significant capital resources are required to finance planned primary residential and active adult communities, homebuilding construction in process, community infrastructure, selling expenses, new projects and working capital needs, including funding of debt service requirements, operating deficits and the carrying cost of land.

Our assets consist primarily of real estate in the states of Florida and Arizona. During December 2006, we closed on the sale of our approximately 4,400-acre property known as Ocala Springs in Marion County, Florida (the "Ocala Property"). As of December 31, 2007, we owned more than 17,000 acres of developed, partially developed or developable residential, commercial and industrial property. Some portion of these acres may be developed as roads, retention ponds, parks, school sites, community amenities and for other similar uses.

Within Florida and Arizona we also own more than 15,000 acres of preserves, wetlands, open space and other areas that at this time are not developable, permitable and/or economically feasible to develop, but may at some future date have an economic value for preservation or conservation purposes.

Residential Real Estate

Revenues and sales data derived from primary and active adult homebuilding operations for the years ended December 31, 2007, 2006 and 2005 are summarized under "Results of Operations."

Residential Community Under Development

Active Adult Communities

Our active adult communities of Solivita and Solivita West are located in Poinciana, Florida, approximately 21 miles south of Orlando and 20 miles from Walt Disney World. At Solivita and Solivita West, we have developed approximately 126,000 square feet of recreation facilities including a recently-completed 19,000 square foot clubhouse. These communities contain a fitness center, a golf clubhouse, restaurants, arts and crafts rooms, a café, other meeting and ballroom facilities, and two 18-hole golf courses. The community's active park houses a variety of sporting and games facilities, including an official softball field, half-court basketball court, five pickleball courts and five tennis courts. There are four more tennis courts and four more pickleball courts located throughout the communities.

Solivita opened during the second quarter of 2000. During December 2004, we commenced the development of an expansion of Solivita, Solivita West, on 907 acres of land in Poinciana acquired in 2003. Sales of single-family units commenced during the first quarter of 2005 and closings commenced during 2006.

From inception, we have closed 3,191 homes in Solivita and Solivita West, and approximately 5,500 individuals resided in the communities as of December 31, 2007.

During 2007, we signed 103 contracts, net of cancellations, at Solivita and Solivita West, with net sales value of approximately $31,707 (see "Results of Operations").

Primary Residential Development

Our primary residential development includes construction of homes, both on scattered lots and in planned communities primarily at Poinciana and Bellalago in central Florida near Orlando; Terralargo in Lakeland, Florida; and at Rio Rico, south of Tucson, Arizona. During the fourth quarter of 2007, we commenced closings at Terralargo, where we commenced sales in 2006 and development in 2005.

During January 2006, we closed for a cash purchase price of approximately $18,300 on 1,288 acres, the remaining phases of land for community development in Poinciana which we contracted to acquire in October 2003. We have not contracted to option or purchase land for community development since January 2005.

Additionally, we have other residential communities which are in various stages of planning and development. We also have several communities nearing close-out.

Poinciana Parkway & Toll Road

In December 2006, we entered into agreements (the "County Agreements") with Osceola and Polk Counties in Florida for us to develop and construct a 9.66 mile four-lane road in Osceola and Polk Counties, to be known as the Poinciana Parkway (the "Parkway"). It will include a 4.15 mile segment to be operated as a private toll road. We will pay the costs associated with the right-of-way acquisition, development and construction of the Parkway. Except for the toll road, the Parkway will be owned, maintained and operated by the Counties upon completion. We will own the private toll road, and under the County Agreements we have the right to sell it to a third party together with our rights to operate the toll road. We have retained an investment banking firm to identify potential investors in the toll road.

Under the County Agreements, we were to complete the Parkway by October 31, 2008, subject to delays beyond our control, including permitting delays. While we have acquired most of the rights-of-way and all of the primary permits necessary to construct the Parkway, we have notified the Counties that the completion of construction will be delayed at least until February 28, 2010, pending further required governmental action. It is our understanding that the delays that we have encountered are contemplated by the County Agreements and entitle us to the extension.

In order to address environmental concerns of various governmental agencies and environmental organizations, we changed the plans for the Parkway to include 4,200 linear feet of trestles, which will result in increased construction costs. Our current estimate of the right-of-way acquisition, development and construction costs for the Parkway approximate $170,000 to $200,000. However, no assurance of the ultimate amount can be given at this stage. As of December 31, 2007, approximately $32,000 has been expended.

Commercial and Industrial and Other Land Sales

We also generate revenues through the sale of commercial and industrial land for third-party development, primarily in Poinciana.

For the year ended December 31, 2007, pre-tax profits from sales of commercial, industrial and other land were $21,870 on revenues of $27,476. For the year ended December 31, 2007, pre-tax profits from commercial and industrial land were $19,939 on aggregate revenues of $23,577. Pre-tax profits on sales of other land during the year ended December 31, 2007 were $1,931 on aggregate revenues of $3,899.

For the year ended December 31, 2006, pre-tax profits on sales of commercial and industrial land were $39,927 on aggregate sales of $44,110. Also during 2006, pre-tax profits on sales of other land were $64,051 on aggregate sales of $76,171. Included in other land sales is the sale of our approximately 4,400-acre property known as Ocala Springs in Marion County, Florida (the "Ocala Property"). The aggregate sales price for the Ocala Property was $75,122 which resulted in pre-tax profit of approximately $62,800. We also realized, during 2006, pre-tax profits of $4,327 from the collection of a promissory note and accrued interest totaling $13,185 from the sale of our equity interest in the Regalia Joint Venture which was sold on June 30, 2005.

During the year ended December 31, 2005, pre-tax profits on sales of commercial and industrial land were $9,469 on aggregate sales of $13,145. Also during 2005, pre-tax profits on sales of other land were $12,170 on aggregate sales of $21,423. Included in other land sales for 2005 is the sale of our 50% equity interest in the Blueview Joint Venture (defined later under the heading "Liquidity and Capital Resources") for a sales price of $13,887 which resulted in a pre-tax gain of approximately $4,100. Also included in other land sales is our 50% equity interest in an unconsolidated joint venture, the sole asset of which is land, for a sales price of $11,000 which resulted in a pre-tax gain of approximately $4,258.

Revenues from commercial and industrial and other land sales, which vary from year to year depending upon demand, ensuing negotiations and timing of closings, were $27,476, $133,466 and $48,455 in 2007, 2006 and 2005, respectively.

Other Operations

We also generate revenues through rental and other operations, including a small community shopping center in Rio Rico, recreational facilities and title insurance agency operations. Revenues from these operations were $3,215, $7,405 and $6,668 in 2007, 2006 and 2005, respectively. The decrease in revenues in 2007 compared to 2006 resulted primarily from decreased title insurance agency operations. The increase in revenues in 2006 compared to 2005 resulted primarily from increased title insurance agency operations.

Discontinued Operations

During the fourth quarter of 2005, we sold the stock of Rio Rico Utilities, Inc., our water and wastewater utilities operations in Rio Rico, Arizona, for a sales price of approximately $8,674. The pre-tax loss of approximately $2,472 on this sale and the operating results for 2005 has been reported as discontinued operations in the accompanying consolidated statements of income.

During the fourth quarter of 2005, we closed on the sale of substantially all of the assets of our shopping center located in Poinciana for a sales price of approximately $6,000. The pre-tax gain of approximately $4,702 on this sale and the operating results for 2005 have been reported as discontinued operations in the accompanying consolidated statements of income.

During the fourth quarter of 2005, we closed on the sale of substantially all of the assets of our mini storage facility located in Poinciana for a sales price of approximately $9,125. The pre-tax gain of approximately $6,092 on this sale and the operating results for 2005 have been reported as discontinued operations in the accompanying consolidated statements of income. We developed and constructed the mini storage facility and commenced operations in April 2005.

Reference is made to Note S in Item 8 under the caption "Notes to Consolidated Financial Statements."

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In the preparation of our financial statements, we apply United States generally accepted accounting principles. The application of U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying results.

Revenue Recognition

As discussed in Note A to the Consolidated Financial Statements, in accordance with SFAS No. 66, *"Accounting for Sales of Real Estate"*, revenues from the sales of housing units are recognized when the sales are closed and title passes to the purchasers. In addition, revenues from commercial, industrial and other land sales are recognized in full at closing, provided the purchaser's initial investment is adequate, all financing is considered collectible and there is no significant continuing involvement. As a result, our revenue recognition process does not involve significant judgments or estimations.

Impairments of Land and Other Inventories

Land and Other Inventories are stated at cost unless the asset is determined to be impaired, in which case the asset would be written down to its fair value (as further discussed below). Land and Other Inventories include expenditures for land acquisition, construction, land development and direct and allocated costs. Land and Other Inventories owned and constructed by us also include interest cost incurred until development and construction is substantially completed. Land and development costs, construction and direct and allocated costs are assigned to components of Land and Other Inventories based on specific identification or other allocation methods based upon U.S. generally accepted accounting principles. We rely on certain estimates to determine construction, land costs and other infrastructure improvements and the resulting gross margins.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* (SFAS No. 144), we carry Land and Other Inventories at the lower of the carrying amount or fair value. Each reporting period, we review our Land and Other Inventories for indicators of impairment. For assets held and used, if indicators are present, we perform an impairment test in which the asset is reviewed for impairment by comparing the estimated future undiscounted cash flow for the asset to its carrying value. If such cash flows are less than the asset's carrying value, the carrying value is written down to its estimated fair value. For assets held for sale (such as completed speculative inventory), if indicators are present, we perform an impairment test in which the asset is reviewed for impairment by comparing the fair value less cost to sell the asset to its carrying value. If such fair value less cost to sell is less than the asset's carrying value, the carrying value is written down to its estimated fair value. Fair value is determined by discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the asset and related estimated cash flow streams. Assumptions and estimates used in the determination of the estimated future cash flows are based on certain factors provided below and that may be known to us at the time such estimates are made and our expectations of future operations and economic conditions. Due to the uncertainties of the estimation process, actual results could differ significantly from such estimates.

Land and Other Inventories that are subject to a review for indicators of impairment include our: (i) housing communities (primary residential and active adult) and (ii) land held for future development or sale.

Housing communities: For our housing communities, indicators of potential impairment include changes in local market conditions, declining customer traffic and sales activity, increases in sales cancellations, increases in speculative inventory resulting from cancellations, increases in costs, and declines in gross margins for homes in backlog. If indicators are present, the asset is reviewed for impairment described above. In determining estimated future cash flows for purposes of the impairment test, we incorporate our own market assumptions regarding the following factors which could significantly impact future cash flows: expected sales pace; expected sales prices and sales incentives; and anticipated costs to be expended, including land and land development costs, home construction costs, and overhead costs. Our assumptions are based, in part, on general economic and local market conditions, competition from other homebuilders in the areas in which we build and sell homes, product desirability in our local markets and the buyers' ability to obtain mortgage financing. These assumptions can significantly affect our estimates of future cash flows.

During 2007, we recognized impairment losses of approximately $2,500 primarily related to speculative inventory of two communities which are near completion. This impairment loss is included under the caption Real Estate Expenses in the consolidated statement of income for the year ended December 31, 2007 and is included in the Primary Residential reportable segment in accordance with SFAS No. 131 *"Disclosure about Segments of an Enterprise and Related Information."*

Land held for future development or sale: For land held for future development or sale, indicators of potential impairment include changes in use, changes in local market conditions, declines in the selling prices of similar assets and increases in costs. If indicators are present, the asset is reviewed for impairment as described above. In determining estimated future cash flows for purposes of the impairment test, we incorporate our own market assumptions regarding the following factors which could significantly impact future cash flows: expected sales values, and anticipated costs to be expended including land and land development costs and overhead costs. Our assumptions are based, in part, on general economic and local market conditions, the current state of the homebuilding industry, and competition from other homebuilders in the areas in which we build and sell homes. These assumptions can significantly affect our estimates of future cash flows. Factors that we consider in determining the appropriateness of moving forward with land development and costs for future development or to write-off the related amounts capitalized include our current inventory levels, local market economic conditions, availability of adequate resources and the estimated future net cash flows to be generated from the project.

Property and Equipment are stated at cost and depreciation is computed by the straight-line method over the following estimated useful lives of the assets: land improvements 10 to 25 years; buildings and improvements 8 to 39 years; and machinery, equipment and fixtures 3 to 7 years. Maintenance and operating expenses of equipment utilized in the development of land are capitalized as land inventory cost. Repairs and maintenance are expensed as incurred.

Impairments of Property and Equipment and Parkway Under Development

Property and Equipment includes the cost of amenities owned by us (completed and under construction). Property and Equipment placed in service is depreciated by the straight-line method over the useful lives of the assets when these assets are placed in service. The Parkway is currently under development and has not been placed into service. The cost of amenities and the Parkway includes expenditures for land acquisition, construction, land development and direct and allocated costs. Property and Equipment and the Parkway owned and constructed by us also include interest cost incurred until development and construction is substantially completed.

Each reporting period, we review our Property and Equipment for indicators of impairment in accordance with SFAS No. 144. For our amenities, which are located within our housing communities, indicators of potential impairment are similar to those of our housing communities (described above) as these factors may impact our ability to generate revenues at our amenities or cause the cost to construct to increase. In addition, we factor in the collectibility and potential delinquency of the fees due for our amenities. For the Parkway, indicators of impairment are similar to indicators of impairment of our land held for development or future sale. If indicators are present, the asset is reviewed for impairment as described above. In determining estimated future cash flows for purposes of the impairment test, we incorporate our own market assumptions regarding the following factors which could significantly impact future cash flows: expected sales pace based upon general economic conditions; expected sales prices; and anticipated costs to be expended including land and land development costs, construction costs, and overhead costs. Our assumptions are based, in part, on general economic and local market conditions, the current state of the homebuilding industry, and competition from other homebuilders in the areas in which we build and sell homes. These assumptions can significantly affect our estimates of future cash flows.

Consolidation of Variable Interest Entities

The FASB issued Interpretation No. 46(R) (FIN 46(R)), (which further clarified and amended FIN 46, *"Consolidation of Variable Interest Entities")* which requires the consolidation of entities by the primary beneficiary which is the enterprise that absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. We evaluate the impact of FIN 46(R) as it relates to the joint ventures we enter into to determine whether or not the entity is a variable interest entity and we are the primary beneficiary. If we determine that we are not the primary beneficiary since we are not the entity that absorbs a majority of the expected losses and/or receives a majority of the expected residual returns, these joint ventures are recorded as unconsolidated joint ventures using the equity method of accounting.

Income Taxes

Income taxes have been provided using the liability method in accordance with SFAS No. 109, *"Accounting for Income Taxes."* Under SFAS No. 109, the liability method is used in accounting for income taxes where deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. A deferred tax asset valuation allowance is recorded based on the judgment of when it is more-likely-than-not that all or a portion of the deferred tax asset will not be realized.

On January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109"* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, *"Accounting for Income Taxes."* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Based on our evaluation of tax positions, we have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. Our evaluation was performed for the tax years ended December 31, 2003, 2004, 2005 and 2006 which remain subject to examination and adjustment by major tax jurisdictions as of December 31, 2007. FIN 48 did not have an impact on our financial position and results of operations.

Any interest or penalties that have been assessed in the past have been minimal and immaterial to our financial results. In the event we are assessed any interest or penalties in the future, we plan to include them in our statements of income as income tax expense.

Warranty Reserves

Warranty reserves for houses are established to cover estimated costs for materials and labor with regard to warranty-type claims to be incurred subsequent to the closing of a house. Reserves are determined based on historical data and other relevant factors. Actual future warranty costs could differ from our currently estimated amounts.

Construction Reserves

Construction reserves for closed houses are established to cover potential costs for completion of houses closed. These reserves are determined on a per house basis based on estimated house budgets and other relevant factors. Actual construction costs could differ from our currently estimated amounts.

Estimated Development Liability

The estimated development liability consists primarily of utilities improvements in Poinciana and Rio Rico for more than 8,000 homesites previously sold. The estimated development liability for sold land is reduced by actual expenditures and is evaluated and adjusted, as appropriate, to reflect management's estimate of anticipated costs. In addition, we obtain quarterly third-party engineer evaluations and adjust this liability to reflect changes in the estimated costs. We recorded charges of approximately $386, $1,086 and $7,872 during 2007, 2006 and 2005, respectively, associated with these obligations. Future increases or decreases of costs for construction material and labor, as well as other land development and utilities infrastructure costs may have a significant effect on the estimated development liability.

Share-Based Compensation

Prior to January 1, 2006, we accounted for our stock-based compensation plans in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* (APB 25) and related interpretations, as permitted by SFAS No. 123, *"Accounting for Stock-Based Compensation"* (SFAS No. 123). Accordingly, for restricted stock units granted, compensation expense was recognized in the consolidated statements of income prior to January 1, 2006 based on the market price of Avatar's common stock on the date the specified hurdle price was probable of being achieved, provided such provisions are applicable, or the date of grant. For stock options granted, no compensation expense was recognized in the consolidated statements of income prior to January 1, 2006 since all stock options granted had exercise prices greater than the market value of Avatar's stock on the grant date. Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), *"Share-Based Payment"* (SFAS No. 123(R)) using the modified-prospective transition method. Under this transition method, compensation expense recognized during the year ended December 31, 2006 included: (a) compensation expense for all share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation expense for all share-based awards granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). In accordance with the modified-prospective-transition method, results for prior periods have not been restated.

As of December 31, 2007, there was $6,911 of unrecognized compensation expense related to unvested restricted stock units, which is expected to be recognized over a weighted-average period of 1.8 years. As of December 31, 2007, there was no unrecognized compensation expense related to stock options.

The calculation of the fair values of our stock-based compensation plans requires estimates that require management's judgments. Under SFAS No. 123(R), the fair value of restricted stock awards which do not contain a specified hurdle price condition is based on the market price of our common stock on the date of grant. Under SFAS No. 123(R), the fair value of restricted stock awards which contain a specified hurdle price condition is estimated on the grant date using the Monte-Carlo option valuation model (like a lattice model). Under SFAS No. 123(R), the fair value of each stock option is estimated on the grant date using the Black-Scholes option-pricing model. The valuation models require assumptions and estimates to determine expected volatility, expected life, expected dividends and expected risk-free interest rates. The expected volatility was determined using historical volatility of our stock based on the contractual life of the award. The risk-free interest rate assumption was based on the yield on zero-coupon U.S. Treasury strips at the award grant date. We also used historical data to estimate forfeiture experience.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *"Fair Value Measurements"* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which is January 1, 2008 for us, and interim periods within those fiscal years. The effect of SFAS No. 157 is not expected to have a material impact on our financial position and results of operations.

In November 2006, the FASB issued Emerging Issues Task Force Issue No. 06-8, *"Applicability of the Assessment of a Buyer's Continuing Investment under FASB Statement No. 66. Accounting for Sales of Real Estate, for Sales of Condominiums"* (EITF 06-8). EITF 06-8 establishes that a company should evaluate the adequacy of the buyer's continuing investment in determining whether to recognize profit under the percentage-of-completion method. Generally, EITF 06-8 is not applicable to homebuilding operations. EITF 06-8 is effective for the first annual reporting period beginning after March 15, 2007, which is January 1, 2008 for us. The effect of EITF 06-8 is not expected to be material to our financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"* (SFAS No. 159). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective for the first fiscal year that begins after November 15, 2007, which is January 1, 2008 for us. The effect of SFAS No. 159 is not expected to have a material impact on our financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *"Business Combinations"* (SFAS No. 141(R)). SFAS No. 141(R) amends SFAS No. 141, *"Business Combinations"* (SFAS No. 141), and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. It is effective for fiscal years beginning after December 15, 2008, which is January 1, 2009 for us, and is to be applied prospectively.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51"* (SFAS No. 160). SFAS No. 160 establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008, which is January 1, 2009 for us. We are currently evaluating the potential impact of adopting SFAS No. 160 on our consolidated financial position and results of operations.

RESULTS OF OPERATIONS

The discussion in this section may contain "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Please see our discussion under the heading "Forward-Looking Statements" above.

The following management's discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. In the preparation of our financial statements, we apply United States generally accepted accounting principles. The application of U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying results.

The following table provides a comparison of certain financial data related to our operations:

	For the year ended December 31		
	2007	2006	2005
Operating income:			
Primary residential			
Revenues	$158,642	$447,487	$309,608
Expenses	136,889	316,409	242,519
Net operating income	21,753	131,078	67,089
Active adult community			
Revenues	92,180	241,866	148,515
Expenses	78,527	182,911	133,513
Net operating income	13,653	58,955	15,002
Commercial and industrial and other land sales			
Revenues	27,476	133,466	48,455
Expenses	5,606	25,161	22,685
Net operating income	21,870	108,305	25,770
Other operations			
Revenues	3,215	7,405	6,668
Expenses	2,581	4,420	4,286
Net operating income	634	2,985	2,382
Operating income	57,910	301,323	110,243
Unallocated income (expenses):			
Equity earnings (loss) from unconsolidated joint ventures	(60)	(193)	17,871
Interest income	8,144	3,363	1,419
General and administrative expenses	(25,387)	(36,306)	(27,142)
Interest expense	(172)	–	(475)
Other real estate expenses	(5,755)	(9,435)	(14,727)
Income from continuing operations	34,680	258,752	87,189
Income tax expense	(13,297)	(84,026)	(29,990)
Income from discontinued operations	–	–	5,928
Net income	$21,383	$174,726	$ 63,127

Data from closings for the single-family primary residential and active adult homebuilding segments for the years ended December 31, 2007, 2006 and 2005 is summarized as follows:

	Years ended December 31		
	Number of Units	Revenues	Average Price Per Unit
2007			
Primary residential	535	$154,599	$289
Active adult communities	245	81,330	$332
Total	780	$235,929	$302
2006			
Primary residential	1,347	$435,539	$323
Active adult communities	775	231,039	$298
Total	2,122	$666,578	$314
2005			
Primary residential	1,236	$303,798	$245
Active adult communities	678	141,687	$209
Total	1,914	$445,485	$233

Data from contracts signed for the single-family primary residential and active adult homebuilding segments for the years ended December 31, 2007, 2006 and 2005 is summarized as follows:

	Years ended December 31				
	Gross Number Of Contracts Signed	Cancellations	Contracts Signed, Net Of Cancellations	Dollar Value	Average Price Per Unit
2007					
Primary residential	508	233	275	$ 60,060	$218
Active adult communities	154	51	103	31,707	$308
Total	662	284	378	$ 91,767	$243
2006					
Primary residential	794	425	369	$136,118	$369
Active adult communities	329	92	237	85,089	$359
Total	1,123	517	606	$221,207	$365
2005					
Primary residential	1,275	195	1,080	$345,726	$320
Active adult communities	761	50	711	209,644	$295
Total	2,036	245	1,791	$555,370	$310

Backlog for the single-family primary residential and active adult homebuilding segments as of December 31, 2007, 2006 and 2005 is summarized as follows:

	Years ended December 31		
	Number of Units	Dollar Volume	Average Price Per Unit
2007			
Primary residential	72	$ 21,062	$293
Active adult communities	75	24,069	$321
Total	147	$ 45,131	$307
2006			
Primary residential	332	$115,600	$348
Active adult communities	217	73,692	$340
Total	549	$189,292	$345
2005			
Primary residential	1,310	$415,020	$317
Active adult communities	755	219,643	$291
Total	2,065	$634,663	$307

The number of net housing contracts signed during the year ended December 31, 2007 compared to the same period in 2006 declined by 37.6%, while the dollar value of housing contracts signed declined by 58.5%. The number of net housing contracts signed during the year ended December 31, 2006 compared to the same period in 2005 declined by 66.2%, while the dollar value of housing contracts signed declined by 60.2%. The decline in housing contracts signed for the year ended December 31, 2007 continues to reflect the weak market for new residences in the geographic areas where our communities are located. Our communities are located in areas of Florida and Arizona where there is an excess of units for sale and an increasing use of various sales incentives by residential builders in our markets, including Avatar. We continue to experience significant cancellations of home sales contracts. During the year ended December 31, 2007, cancellations of previously signed contracts totaled 284 compared to 517 during the year ended December 31, 2006. As a percentage of the gross number of contracts signed, this represents 43% and 46%, respectively.

During the third quarter of 2007, we implemented a sales program designed to generate sales activity by building speculative homes in certain of our communities. As of December 31, 2007, our inventory of unsold (speculative) homes, both completed and under construction, was 241 units compared to 310 units as of December 31, 2006. As of December 31, 2007, approximately 45% of unsold homes was completed compared to approximately 100% as of December 31, 2006.

During the year ended December 31, 2007 compared to the year ended December 31, 2006, the number of homes closed decreased by 63.2% and the related revenues decreased by 64.6%. We anticipate that we will close in excess of 80% of the homes in backlog as of December 31, 2007 during the subsequent 12-month period, subject to cancellations by purchasers prior to scheduled delivery dates. We do not anticipate a meaningful improvement in our markets in the near term. It is not our intention to implement programs which may offer some short-term earnings advantage, but which could compromise our long-term objectives.

We achieved an increase in home closings during the year ended December 31, 2006 compared to the year ended December 31, 2005. The number of houses closed increased by 10.9% and the dollar volume by 49.6% for the year ended December 31, 2006 compared to the same period in 2005.

In general, prices of homes sold during 2007 ranged from approximately $125 to $900 in our primary residential operations. At Solivita and Solivita West, prices ranged from approximately $140 to approximately $760 on homes sold during 2007. Closings on to-be-built homes generally occur within 180 to 210 days from sale. Closings on speculative homes generally occur within 30 to 60 days from sale.

Fiscal Year 2008

During 2007 our homebuilding results reflect the continued deterioration of conditions in the Florida and Arizona housing markets characterized by record levels of new and existing homes available for sale, reduced affordability and diminished buyer confidence. The number of investor-owned units for sale, the tightening of mortgage underwriting standards, the availability of significant incentives, the difficulty of potential purchasers in selling their existing homes at prices they are willing to accept and the significant amount of standing inventory continue to adversely affect both the number of homes we have been able to sell and the prices at which we are able to sell them. As a result, our communities continue to experience lower traffic, significant cancellations, higher incentives and lower margins as compared to prior years. Beginning in 2007 and continuing into 2008, due to the worsening credit market, we have experienced additional tightening of the availability of mortgage financing for buyers in our communities, a rise in foreclosures and pending foreclosures and substantially higher delinquencies on homeowner associations and club membership dues. Our profits on the sale of homes continue to decline as we offer lower prices and higher discounts to meet with competitive pricing and declining demand. We believe that housing market conditions will continue to be challenging and may deteriorate further during 2008. We cannot predict the duration or ultimate severity of these challenging conditions.

In order to adjust to changing market conditions, during 2006, we began designing new homes with lower square footage and smaller lots to enable us to sell lower priced houses. We introduced a new multi-family product at Solivita in the fourth quarter of 2006, a smaller product for our Poinciana scattered lot program in February 2007 and smaller lots and smaller houses in Bellalago late in the fourth quarter 2007. Additionally, we have taken measures to adjust our overhead, which includes the consolidation of field operations and a reduction of staff. As of December 31, 2007, we reduced our headcount by 45.1% to 321 full-time and part-time employees from 585 full-time and part-time employees as of December 31, 2005.

We continue to manage Avatar and its assets for the long-term benefit of our shareholders. Our strategy includes the monetization of commercial and industrial land from our holdings, and the possible sale of certain residential land to bring forward future cash flows from what would otherwise constitute long-term residential developments. In our opinion, our balance sheet strategy will allow us to react to opportunities that may arise in the future. While the level and duration of the downturn cannot currently be predicted, we anticipate that these conditions will continue to have an adverse effect on our earnings for 2008.

Anticipating a downturn in our markets, we have not contracted to acquire any new land for community development operations since January 2005. Moreover, we entered into contracts to sell two of our remaining three multi-family condominium sites in 2005, realizing profits of $4,100 in 2005 and $4,327 in 2006. With approximately $192,000 in cash at December 31, 2007 and available credit capacity, we believe we are in a position to take advantage of opportunities that may be presented during this challenging period.

In accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"*, we carry long-lived assets at the lower of the carrying amount or fair value. We evaluate an asset for impairment when indicators of impairment are present. Impairment is evaluated by estimating the sum of future undiscounted cash flows against the carrying amount of the assets. If the sum of future undiscounted cash flows is less than the carrying amount of the assets, then the assets are not recoverable and an impairment loss is recognized. Fair value, for purposes of calculating impairment, is measured based on estimated future cash flows, discounted at a market rate of interest. During 2007, the continued deterioration of conditions in the Florida and Arizona housing markets caused us to evaluate the carrying value of our long-lived assets in our communities. Based on these evaluations, we recognized during 2007 impairment losses of approximately $2,500 primarily related to speculative inventory of two communities which are closing out. This impairment loss is included under the caption Real Estate Expenses in the consolidated statement of income for the year ended December 31, 2007 and is included in the Primary Residential reportable segment in accordance with SFAS No. 131 *"Disclosure about Segments of an Enterprise and Related Information."*

Fiscal Year 2007 Compared to Fiscal 2006

Net income for the years ended December 31, 2007 and 2006 was $21,383 or $2.22 per diluted share ($2.57 per basic share) and $174,726 or $16.59 per diluted share ($21.33 per basic share), respectively. The decrease in net income for 2007 compared to 2006 was primarily due to decreased profitability of primary residential operations; active adult operating results; commercial and industrial and other land sales; and other operations. This decrease was partially mitigated by increases in interest income as well as decreases in general and administrative expenses and other real estate expenses.

Revenues from primary residential operations decreased $288,845 or 64.5% during 2007 compared to 2006. Expenses from primary residential operations decreased $179,520 or 56.7% during 2007 compared to 2006. The decrease in revenues is primarily attributable to decreased closings at Poinciana, Bellalago and Rio Rico partially mitigated by the commencement of closings at Terralargo. The decrease in expenses is attributable to lower volume of closings partially mitigated by impairment losses of approximately $2,500 recognized on the carrying value of inventory (as discussed above).

Revenues from active adult operations decreased $149,686 or 61.9% during 2007 compared to 2006. Expenses from active adult operations decreased $104,384 or 57.1% during 2007 compared to 2006. The decrease in revenues is attributable to decreased closings partially mitigated by higher average closing prices. The decrease in expenses is attributable to lower volume of closings.

Revenues from commercial and industrial and other land sales decreased $30,868 during 2007 compared to 2006 excluding the 2006 sale of the Ocala Property. For the year ended December 31, 2007, pre-tax profits from sales of commercial, industrial and other land was $21,870 on revenues of $27,476. For the year ended December 31, 2007, pre-tax profits from commercial and industrial land were $19,939 on aggregate revenues of $23,577. Pre-tax profits on sales of other land during the year ended December 31, 2007 were $1,931 on aggregate revenues of $3,899. For the year ended December 31, 2006, pre-tax profits on sales of commercial and industrial land were $39,927 on aggregate sales of $44,110. Also during 2006, pre-tax profits on sales of other land were $64,051 on aggregate sales of $76,171. Included in other land sales is the sale of the Ocala Property. The aggregate sales price for the Ocala Property was $75,122 which resulted in pre-tax profit of approximately $62,800. We also realized, during 2006, pre-tax profits of $4,327 from the collection of a promissory note and accrued interest totaling $13,185 from the sale of our equity interest in the Regalia Joint Venture which was sold on June 30, 2005. Expenses from commercial and industrial and other land sales decreased $19,555 during 2007 compared to 2006. Included in the caption Expenses are cost of land sold, commissions related to these sales and consulting and legal fees. The amount and types of commercial and industrial and other land sold vary from year to year depending upon demand, ensuing negotiations and the timing of the closings of these sales.

Revenues from other operations decreased $4,190 or 56.6% during 2007 compared to 2006. Expenses from other operations decreased $1,839 or 41.6% during 2007 compared to 2006. The decreases in revenues and expenses are primarily attributable to decreased operating results from our title insurance agency operations due to reduced closings.

Equity in earnings (loss) from unconsolidated joint ventures represents our proportionate share of profits and losses from our investment in unconsolidated joint ventures whereby we account for our investment under the equity method. The decline as compared to the corresponding periods in the prior year was primarily attributable to the substantial completion of the Ocean Palms Joint Venture during 2006.

Interest income increased $4,781 or 142.2% during 2007 compared to 2006. The increase was primarily attributable to higher balances of cash and cash equivalents during 2007 as compared to 2006.

General and administrative expenses decreased $10,919 or 30.1% during 2007 compared to 2006. The decrease was primarily due to decreases in share-based compensation expense partially mitigated by increases in professional fees. Compensation expense related to the earnings participation award of ($406) and $13,478 was recorded for the years ended December 31, 2007 and 2006, respectively. During 2007, we reversed compensation expense previously recognized to adjust the amount of the stock award to the estimated number of shares as of November 12, 2007 (first date of issuance) in accordance with SFAS No. 123(R).

Interest expense increased $172 or 100% for 2007 compared to 2006. The increase in interest expense for 2007 is due to the decrease in amount of interest expense capitalized due to decreases in development and construction activities in our various projects.

Other real estate expenses, represented by real estate taxes and property maintenance not allocable to specific operations, decreased by $3,680 or 39.0% during 2007 compared to 2006. The decrease is primarily attributable to a goodwill impairment loss of $654 recognized during 2006. Also contributing to the decrease was a reduction in charges related to the required utilities improvements of more than 8,000 residential homesites in Poinciana and Rio Rico substantially sold prior to the termination of the retail homesite sales programs in 1996. During 2007, we recognized charges of $386 compared to $1,086 during 2006. These charges were based on third-party engineering evaluations.

Income tax expense was provided for at an effective tax rate of 38.3% for 2007 compared to 32.5% for 2006. As of December 31, 2006, based on our tax planning strategy with respect to the deferred income tax liabilities of $23,798 from the sale of the Ocala Property, we determined that certain of our gross deferred tax assets, which had an associated valuation allowance of $14,053, were more-likely-than-not realizable resulting in the elimination of such valuation allowance. We believe the tax planning strategy is prudent and feasible and we have the ability and intent to purchase and sell, if necessary, replacement property to realize these deferred tax assets. Reference is made to the Income Taxes note to the Consolidated Financial Statements included in Item 8 of Part II of this Report.

Fiscal Year 2006 Compared to Fiscal 2005

Net income for the years ended December 31, 2006 and 2005 was $174,726 or $16.59 per diluted share ($21.33 per basic share) and $63,127 or $6.28 per diluted share ($7.83 per basic share), respectively. The increase in net income for 2006 compared to 2005 was primarily due to increased profitability of primary residential operations, active adult operating results and commercial and industrial and other land sales, in particular the sale of the Ocala property in December 2006. Also contributing to the increase in net income is a decrease in other real estate expenses. The increase in net income for 2006 was partially mitigated by a decrease in earnings recognized from unconsolidated joint ventures and an increase in general and administrative expenses.

Revenues from primary residential operations increased $137,879 or 44.5% during 2006 compared to 2005. Expenses from primary residential operations increased $73,890 or 30.5% during 2006 compared to 2005. The increase in revenues is primarily attributable to increased closings at Bellalago, Cory Lake Isles and Rio Rico, as well as the commencement of closings at Sterling Hill and Woodslanding and higher average price per unit closed in all primary residential communities. The increase in expenses is attributable to higher volume of closings and the associated costs related to price increases for materials and services.

Revenues from active adult operations increased $93,351 or 62.9% during 2006 compared to 2005. Expenses from active adult operations increased $49,398 or 37.0% during 2006 compared to 2005. The increase in revenues is primarily due to the increased number of closings, higher average price per unit and increased activity at the amenity operations at Solivita. The increase in expenses in active adult operations is attributable to higher volume of closings and the associated costs related to the higher volume of closings at Solivita and price increases for materials and services.

Revenues from commercial and industrial and other land sales increased $85,011 or 175.4% during 2006 compared to 2005. For the year ended December 31, 2006, pre-tax profits on sales of commercial and industrial land were $39,927 on aggregate sales of $44,110. Also during 2006, pre-tax profits on sales of other land were $64,051 on aggregate sales of $76,171. Included in other land sales is the sale of the Ocala Property. The aggregate sales price for the Ocala Property was $75,122 which resulted in pre-tax profit of approximately $62,800. We also realized, during 2006, pre-tax profits of $4,327 from the collection of a promissory note and accrued interest totaling $13,185 from the sale of our equity interest in the Regalia Joint Venture which was sold on June 30, 2005. Expenses from commercial and industrial and other land sales increased $2,476 or 10.9% during 2006 compared to 2005. Included in the caption Expenses are cost of land sold, commissions related to these sales and consulting and legal fees. The amount and types of commercial and industrial and other land sold vary from year to year depending upon demand, ensuing negotiations and the timing of the closings of these sales.

Revenues from other operations increased $737 or 11.1% during 2006 compared to 2005. Expenses from other operations increased $134 or 3.1% during 2006 compared to 2005. The increase in revenues is primarily due to increased revenues from our title insurance agency operations. The increase in expenses is primarily attributable to increased operating expenses associated with our title insurance agency operations.

Equity in earnings from unconsolidated joint ventures represent our proportionate share of profits and losses from our investment in unconsolidated joint ventures whereby we account for our investment under the equity method. We recognized $1,573 and $17,955 of earnings for 2006 and 2005, respectively, from our investment in the Ocean Palms Joint Venture. Earnings from the Ocean Palms Joint Venture are recognized on the percentage of completion method of accounting, and as of December 31, 2006 substantially all earnings have been recognized. Construction of the highrise condominium building was completed during 2006. Closings of units commenced in February 2006 and were completed during the second quarter of 2006. Also during 2006, an unconsolidated joint venture decided to terminate an option agreement to acquire property in Florida which resulted in a write-off of our investment of $1,765 in this joint venture during 2006. As of February 28, 2007, we do not have any pending options or contracts for the purchase of land.

Interest income increased $1,944 or 137.0% for 2006 compared to 2005. The increase was primarily attributable to higher interest rates earned on cash and cash equivalents as well as higher cash and cash equivalents balances during 2006 compared to 2005.

General and administrative expenses increased $9,164 or 33.8% for 2006 compared to 2005. The increases were primarily due to increases in incentive compensation and compensation expense.

Interest expense decreased $475 or 100% for 2006 compared to 2005. The decrease in interest expense for 2006 is due to the increase in amount of interest expense capitalized due to increases in development and construction activities in our various projects.

Other real estate expenses, which represent real estate taxes and property maintenance not allocable to specific operations, decreased by $5,292 or 35.9% for 2006 compared to 2005. During the first quarter of 2005, we began evaluating the required utilities improvements of more than 8,000 residential homesites in Poinciana and Rio Rico substantially sold prior to the termination of retail homesite sales programs in 1996 and obtained third-party engineer evaluations which concluded during the third quarter of 2005. Based on these evaluations we recorded charges of approximately $7,872 for 2005. During 2006, we continued to obtain third-party engineer evaluations and recorded charges of approximately $1,086 for 2006. Future increases or decreases of costs for construction material and labor, as well as other land development and utilities infrastructure costs may have a significant effect on the estimated development liability.

During the fourth quarter of 2005, we sold the stock of Rio Rico Utilities, Inc., our water and wastewater utilities operations in Rio Rico, Arizona, for a sales price of approximately $8,674. The pre-tax loss of approximately $2,472 on this sale and the operating results for 2005 and 2004 have been reported as discontinued operations in the accompanying consolidated statements of income.

During the fourth quarter of 2005, we closed on the sale of substantially all of the assets of our shopping center located in Poinciana for a sales price of approximately $6,000. The pre-tax gain of approximately $4,702 on this sale and the operating results for 2005 have been reported as discontinued operations in the accompanying consolidated statements of income.

Income tax expense was provided for at an effective tax rate of 32.5% for 2006 compared to 34.8% for 2005. As of December 31, 2006, based on our tax planning strategy with respect to the deferred income tax liabilities of $23,798 from the sale of the Ocala Property, we determined that certain of our gross deferred tax assets, which had an associated valuation allowance of $14,053, were more-likely-than-not realizable resulting in the elimination of such valuation allowance. We believe the tax planning strategy is prudent and feasible and we have the ability and intent to purchase and sell, if necessary, replacement property to realize these deferred tax assets. During 2005, we decreased the valuation allowance by $2,947 which is primarily attributable to the tax over book basis of land inventory in Poinciana and to the tax over book basis of depreciable assets which were demolished being more-likely-than-not realizable. Reference is made to the Income Taxes note to the Consolidated Financial Statements included in Item 8 of Part II of this Report.

LIQUIDITY AND CAPITAL RESOURCES

Our real estate business strategy is designed to capitalize on our competitive advantages and emphasize higher profit margin businesses by concentrating on the development and management of active adult communities and primary residential communities, and utilizing third-party commercial and industrial development to maximize the value of our residential community developments. We also seek to identify additional sites that are suitable for development consistent with our business strategy and anticipate that we will acquire or develop them directly or through joint venture, partnership or management arrangements. Our primary business activities are capital intensive in nature. Our significant uses of capital include: construction (including the Parkway); community infrastructure; property and equipment; selling, general and administrative expenses; and funding of debt service requirements.

As of December 31, 2007, the amount of cash available totaled $192,258, substantially generated through homebuilding operations, sales of commercial and industrial properties, and sales of other properties, including the Ocala property in December 2006.

Our operating cash flows fluctuate relative to the status of development within existing communities, expenditures for land, new developments or other real estate activities, and sales of various homebuilding product lines within those communities and other developments. From time to time we have generated, and may continue to generate, additional cash flow through sales of non-core assets.

In 2007, net cash provided by operating activities amounted to $29,511, primarily as a result of net income of $21,383, the decrease in land and other inventories of $34,119 and the decrease in receivables of $6,594. Partially offsetting net cash provided by operating activities is the decrease in accounts payable and accrued liabilities of $36,404 and a reduction in customer deposits of $13,435. Net cash used in investing activities amounted to $32,267 as a result of expenditures of $8,318 for investments in property and equipment primarily for amenities, and expenditures of $23,648 on the Parkway. Net cash used by financing activities of $8,746 resulted from the payment of $6,159 for withholding taxes withheld related to restricted stock units and earnings participation stock awards, the repurchase for $4,857 of $5,000 principal amount of 4.50% Notes, the repayment of $959 in real estate debt and the purchase of $965 of treasury stock. Partially offsetting net cash used by financing activities is proceeds of $2,100 from the exercise of stock options and $2,094 as a result of excess income tax benefits from the exercise of stock options and restricted stock units.

In 2006, net cash provided by operating activities amounted to $167,807, primarily as a result of net income of $174,726 and distributions of earnings from an unconsolidated joint venture of $29,038, proceeds from the collection of a promissory note and accrued interest totaling $13,185 from the sale of our equity interest in the Regalia Joint Venture and proceeds of $11,092 from the collection of receivables. Partially offsetting net cash provided by operating activities is the increase in land and other inventories of $51,571 and decrease in customer deposits of $39,446. Contributing to the increase in inventories for 2006 were land acquisitions of approximately $18,300 and expenditures on construction and land development of $33,271. Net cash provided by investing activities amounted to $4,266 primarily as a result of distributions of capital from an unconsolidated joint venture of $20,000 and return of advances of $4,910 from a promissory note to our Ocean Palms Joint Venture member offset by expenditures of $12,878 for investments in property and equipment primarily for amenities, and expenditures of $6,733 related to the Parkway, as well as expenditures of $1,033 for investments in unconsolidated joint ventures. Net cash used in financing activities of $6,792 resulted from repayment of $17,182 in real estate debt, partially offset by borrowings of $10,000 from a revolving line of credit and proceeds of $250 from the exercise of stock options.

In 2005, net cash used in operating activities amounted to $6,211, primarily as a result of increases in land and other inventories of $85,108 partially offset by net income of $63,127 and an increase in customer deposits of $11,994. Contributing to the increase in inventories for 2005 were land acquisitions of $45,817 and expenditures on construction and land development of approximately $39,291. Net cash provided by investing activities amounted to $13,405, primarily as a result of net proceeds of $23,844 from the sales of Rio Rico Utilities, our shopping center and our mini storage facility in Poinciana, offset by expenditures of $1,012 for property and equipment, expenditures of $925 on the Parkway, and investments in unconsolidated joint ventures of $8,502. Net cash provided by financing activities of $1,787 resulted from borrowings of $86,933 from the Unsecured Credit Facility, partially offset by repayment of real estate debt of $82,735, the purchase of $428 of treasury stock as well as $1,708 used in connection with the issuance of restricted stock.

As of December 31, 2007, the amount of our borrowings totaled $130,766 compared to our borrowings of $136,925 as of December 31, 2006. At December 31, 2007, our borrowings of $130,766 included $114,800 of 4.50% Convertible Senior Notes due 2024 (the "4.50% Notes"), $15,730 of 6% purchase money mortgage due 2009 and $236 of 5.50% community development district term bond obligations due 2010. On January 4, 2008, we repaid in full the $15,730 purchase money mortgage; there was no pre-payment penalty, as per the terms of the agreement.

On March 30, 2004, we issued $120,000 aggregate principal amount of 4.50% Convertible Senior Notes due 2024 (the 4.50% Notes) in a private offering. Interest is payable semiannually on April 1 and October 1. The 4.50% Notes are senior, unsecured obligations and rank equal in right of payment to all of our existing and future unsecured and senior indebtedness. However, the 4.50% Notes are effectively subordinated to all of our existing and future secured debt to the extent of the collateral securing such indebtedness, and to all existing and future liabilities of our subsidiaries.

Each $1 in principal amount of the 4.50% Notes is convertible, at the option of the holder, at a conversion price of $52.63, or 19.0006 shares of our common stock, upon the satisfaction of one of the following conditions: a) during any calendar quarter (but only during such calendar quarter) commencing after June 30, 2004 if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 120% of the conversion price per share of common stock on such last day; or b) during the five business day period after any five-consecutive-trading-day period in which the trading price per $1 principal amount of the 4.50% Notes for each day of that period was less than 98% of the product of the closing sale price for our common stock for each day of that period and the number of shares of common stock issuable upon conversion of $1 principal amount of the 4.50% Notes, provided that if on the date of any such conversion that is on or after April 1, 2019, the closing sale price of Avatar's common stock is greater than the conversion price, then holders will receive, in lieu of common stock based on the conversion price, cash or common stock or a combination thereof, at our option, with a value equal to the principal amount of the 4.50% Notes plus accrued and unpaid interest, as of the conversion date. The closing price of Avatar's common stock exceeded 120% ($63.156) of the conversion price for 20 trading days out of 30 consecutive trading days as of the last trading day of the fourth quarter of 2006, as of the last trading day of the first quarter of 2007 and as of the last trading day of the second quarter of 2007. Therefore, the 4.50% Notes became convertible for the quarter beginning January 1, 2007, for the quarter beginning April 1, 2007 and for the quarter beginning July 1, 2007. During the third and fourth quarters of 2007, the closing price of Avatar's common stock did not exceed 120% ($63.156) of the conversion price for 20 trading days out of 30 consecutive trading days; therefore, the 4.50% Notes were not convertible for the quarters beginning October 1, 2007 and January 1, 2008. During 2007, $200 principal amount of the 4.50% Notes were converted into 3,800 shares of Avatar common stock. During 2007, Avatar repurchased $5,000 principal amount of the 4.50% Notes.

We may, at our option, redeem for cash all or a portion of the 4.50% Notes at any time on or after April 5, 2011. Holders may require us to repurchase the 4.50% Notes for cash on April 1, 2011, April 1, 2014 and April 1, 2019; or in certain circumstances involving a designated event, as defined in the indenture for the 4.50% Notes, holders may require us to purchase all or a portion of their 4.50% Notes. In each case, we will pay a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any.

In September 2005, we entered into a Credit Agreement and a Guaranty Agreement for a $100,000 (expandable up to $175,000), senior unsecured revolving credit facility (the "Unsecured Credit Facility"), by and among our wholly-owned subsidiary, Avatar Properties Inc. (as Borrower), Wachovia Bank, National Association (as Administrative Agent and Lender), and certain other financial institutions as lenders. Payments of all amounts due under the Unsecured Credit Facility are guaranteed by Avatar Holdings Inc. pursuant to the Restated Guaranty Agreement dated as of October 21, 2005. Interest on borrowings under the Unsecured Credit Facility ranges from LIBOR plus 1.75% to 2.25%. Our borrowing rate under the Unsecured Credit Facility was 6.35% as of December 31, 2007.

The total amount of the Unsecured Credit Facility, as amended, is $125,000; however, so long as no default or event of default has occurred and is continuing, increases may be requested, subject to lender approval, up to $175,000. This Unsecured Credit Facility, as amended, includes a $7,500 swing line commitment and has a $50,000 sublimit for the issuance of standby letters of credit. The Unsecured Credit Facility contains customary representations, warranties and covenants limiting liens, guaranties, mergers and consolidations, substantial asset sales, investments and loans. In addition, the Unsecured Credit Facility contains covenants to the effect that we (i) will maintain a minimum consolidated tangible net worth (as defined in the Unsecured Credit Facility), (ii) shall maintain an adjusted EBITDA/debt service ratio (as defined in the Unsecured Credit Facility) of not less than 2.75 to 1.0, (iii) will not permit the leverage ratio (as defined in the Unsecured Credit Facility) to exceed 2.0 to 1.0, and (iv) the sum of the net book value of unentitled land, entitled land, land under development and finished lots shall not exceed 150% of consolidated tangible net worth. Borrowings under the Unsecured Credit Facility may be limited based on the amount of borrowing base available. We are in compliance with these covenants as of December 31, 2007. The Unsecured Credit Facility also contains a covenant whereby the sum of speculative homes and models cannot exceed 25% of the aggregate number of unit sales for the trailing twelve month period. As of December 31, 2007, we exceeded this limitation. During the fourth quarter of 2006, we obtained a waiver of this requirement through the entirety of 2007. During 2007, we obtained an extension of this waiver through December 31, 2008.

The maturity date of the Unsecured Credit Facility is September 20, 2010. As of December 31, 2007, we had no borrowings outstanding under the Unsecured Credit Facility, had issued letters of credit totaling $21,819 and had $103,181 in availability for borrowing under the Unsecured Credit Facility, all of which we could have borrowed without violating any of our debt covenants.

Performance bonds, issued by third party entities, are used primarily to guarantee our performance to construct improvements in our various communities. As of December 31, 2007, we had outstanding performance bonds of approximately $13,580. We do not believe that it is likely any of these outstanding performance bonds will be drawn upon.

In conjunction with the acquisition of certain undeveloped land in Florida during November 2004, we paid $3,000 in cash and the remaining balance of $15,730 in the form of a purchase money note. The purchase money note is secured by a mortgage on this land. This note matures November 2009. Under the original terms of the note, the interest rate is 2% per annum above prime rate of interest published from time to time in the *Wall Street Journal* adjusted every six months during the term of the note. However, effective February 1, 2006, the purchase money note was amended to fix the interest rate at 6% for the period February 1, 2006 through January 31, 2008. From February 1, 2008 through maturity, the interest rate reverts to a variable rate as previously described. On January 4, 2008 the balance of this note was paid in full; there was no pre-payment penalty, as per the terms of the agreement.

In conjunction with the acquisition of developed land in Florida in September 2005 and September 2004, we assumed approximately $5,900 of Community Development District term bond obligations due 2010. These term bonds are secured by the land and bear an interest rate of 5.50%. As of December 31, 2007, we had $236 outstanding under these obligations.

During the year ended December 31, 2007, we repurchased $965 of our common stock representing 19,409 shares of our common stock and $5,000 principal amount of the 4.50% Notes under previous authorizations by the Board of Directors to make purchases of common stock and/or the 4.50% Notes from time to time, in the open market, through privately negotiated transactions or otherwise, depending on market and business conditions and other factors. As of December 31, 2007, the remaining authorization is $9,864.

At our communities of Solivita and Solivita West, tax-exempt bond financing is utilized to fund and manage portions of public infrastructure consisting primarily of stormwater management facilities, drainage works, irrigation facilities, and water and wastewater utilities. The bonds were issued by the Poinciana Community Development District and Poinciana West Community Development District (the "CDDs"), independent special-purpose units of county government, established and operating in accordance with Chapter 190 of the Florida Statutes. The bonds are serviced by non-ad valorem special assessments levied on certain developable and developed property within Solivita and Solivita West, and the assessments constitute a liability against the developable and developed property and are intended to secure the CDDs' ability to meet bond servicing obligations. In accordance with EITF 91-10, *"Accounting for Special Assessments and Tax Increment Financing"*, we record and pay the assessments on parcels owned by Avatar when such assessments are fixed and determinable. The assessments are not a liability of Avatar or any other landowner within the CDDs but are obligations secured by the land. For the developable and developed parcels Avatar owns within the CDDs, Avatar pays the assessments until such parcels are sold. After a sale by Avatar, Avatar no longer pays the assessments on the parcel sold and any future assessments become the responsibility of the new owner and its successors in title until the bonds are paid in full.

In December 2006, we entered into agreements (the "County Agreements") with Osceola and Polk Counties in Florida for us to develop and construct a 9.66 mile four-lane road in Osceola and Polk Counties, to be known as the Poinciana Parkway (the "Parkway"). It will include a 4.15 mile segment to be operated as a private toll road. We will pay the costs associated with the right-of-way acquisition, development and construction of the Parkway. Except for the toll road, the Parkway will be owned, maintained and operated by the Counties upon completion. We will own the private toll road, and under the County Agreements we have the right to sell it to a third party together with our rights to operate the toll road. We have retained an investment banking firm to identify potential investors in the toll road.

Under the County Agreements, we were to complete the Parkway by October 31, 2008, subject to delays beyond our control, including permitting delays. While we have acquired most of the rights-of-way and all of the primary permits necessary to construct the Parkway, we have notified the Counties that the completion of construction will be delayed at least until February 28, 2010, pending further required governmental action. It is our understanding that the delays that we have encountered are contemplated by the County Agreements and entitle us to the extension.

In order to address environmental concerns of various governmental agencies and environmental organizations, we changed the plans for the Parkway to include 4,200 linear feet of trestles, which will result in increased construction costs. Our current estimate of the right-of-way acquisition, development and construction costs for the Parkway approximate $170,000 to $200,000. However, no assurance of the ultimate amount can be given at this stage. As of December 31, 2007, approximately $32,000 has been expended. In addition to our current liquidity, we are exploring obtaining additional financing to fund the completion of the Parkway. There can be no assurances that we will be able to obtain such financing or, if available, at favorable terms.

Assuming that no additional significant adverse changes in our business, or capital and credit markets, occur, we anticipate that cash on hand, cash flow generated through homebuilding and related operations, sales of commercial and industrial land, sales of non-core assets and external borrowings, positions us to be able to continue to acquire new development opportunities and expand operations at our existing communities, fund the right-of-way acquisition, development and construction of the Parkway, and commence appropriate development of new projects on properties currently owned and/or to be acquired. (See "Results of Operations – Fiscal Year 2007.")

OFF-BALANCE SHEET ARRANGEMENTS

In general, our operations do not rely on transactions categorized as off-balance sheet arrangements. However, from time to time we do enter into certain joint venture transactions which would be deemed as off-balance sheet arrangements.

As of December 31, 2007, we own an equity interest in a joint venture formed for the acquisition and/or development of land in which we do not have a controlling interest. This entity meets the criteria for being a variable interest entity. We evaluated the impact of FIN 46(R) as it relates to this joint venture and determined that we are not the primary beneficiary since we are not the entity that will absorb a majority of the losses and/or receive a majority of the expected residual returns (profits). Therefore, this joint venture is recorded using the equity method of accounting. Our investment in this entity as of December 31, 2007 and 2006 is the amount invested of $7,887 and $7,686, respectively. The primary activity of this joint venture is to develop lots on land acquired by the joint venture. This entity has assets consisting primarily of land and land development totaling approximately $15,708 as of December 31, 2007 and has had minimal operations to date.

As of December 31, 2007, this unconsolidated joint venture was financed by partner equity and does not have third-party debt. In addition, we have not provided any guarantees to this joint venture or our joint venture partners.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table reflects contractual obligations as of December 31, 2007:

	Payments due by period				
Contractual Obligations (1)	*Total*	*Less than 1 year*	*1-3 years*	*3-5 years*	*More than 5 years*
Long-Term Debt Obligations	$130,766	$ –	$ 15,966	$ –	$114,800
Interest Obligations on Long-Term Debt	$ 83,995	$ 5,189	$ 10,356	$10,332	$ 58,118
Capital Lease Obligations (includes interest)	$ 289	$ 248	$ 41	$ –	$ –
Operating Lease Obligations	$ 4,581	$ 1,583	$ 2,602	$ 320	$ 76
Purchase Obligations – Residential Development	$ 32,042	$32,042	$ –	$ –	$ –
Compensation Obligations	$ 17,579	$ 6,532	$ 10,273	$ 774	$ –
Other Long-Term Liabilities Reflected on the Balance Sheet under GAAP	$ 20,687	$ 1,000	$ 2,000	$ 2,000	$ 15,687

(1) Excluded from this table are future costs related to the Parkway (described above) since timing and amount of future costs are currently estimated.

Long-term debt obligations represent:

- $15,730 outstanding under a purchase money mortgage associated with land acquired in Poinciana, payable by 2009, however, this obligation was paid off during January 2008
- $236 community development district obligations associated with Sterling Hill in Hernando County, Florida, payable by 2010
- $114,800 outstanding under the 4.50% Convertible Senior Notes due 2024
- $0 outstanding under the Unsecured Credit Facility due 2010

Purchase obligations (residential development) represent purchase commitments of $32,042 as of December 31, 2007 for land development and construction expenditures, substantially for homebuilding operations which relate to contracts for services, materials and supplies, which obligations generally relate to corresponding contracts for sales of homes. Compensation obligations represent compensation to executives pursuant to employment contracts.

Other long-term contractual obligations represent the estimated cost-to-complete of certain utilities improvements in areas within Poinciana and Rio Rico where homesites have been sold.

EFFECTS OF INFLATION AND ECONOMIC CONDITIONS

Our operations have been negatively affected by inflation and general economic conditions. Adverse changes in employment levels, consumer income, available financing and interest rates may continue to result in fewer sales. A low interest rate environment contributes significantly to the ability of purchasers to obtain financing for home purchases. Higher interest rates and lack of consumer confidence may reduce demand for housing. Also, increasing competition for raw land and development opportunities have resulted in higher prices for raw land and development opportunities. Other economic conditions could affect operations (see "Risk Factors").

In addition, the weakening of the residential real estate market, which we believe began in the third quarter of 2005 and has continued to date, has resulted in reduced demand for new single-family and multi-family residences in the geographic areas in which we develop and sell residences. The number of investor-owned units for sale, the tightening of mortgage underwriting standards, the availability of significant incentives, the difficulty of potential purchasers in selling their existing homes at prices they are willing to accept and the significant amount of standing inventory continue to adversely affect both the number of homes we have been able to sell and the prices at which we are able to sell them. As a result, our communities continue to experience lower traffic, increased cancellations, higher incentives and lower margins as compared to prior years. We have experienced additional tightening of the availability of mortgage financing for buyers and a rise in foreclosures and pending foreclosures in our communities. If this situation continues it could result in additional downward pressure on the selling price of homes and a further reduction in the number of homes sold by us which could adversely affect our operations.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Avatar is subject to market risk associated with changes in interest rates and the cyclical nature of the real estate industry. A majority of the purchasers of our homes finance their purchases through third-party lenders providing mortgage financing or, to some extent, rely upon investment income. In general, housing demand is dependent on home equity, consumer savings, employment and income levels and third-party financing and could be adversely affected by increases in interest rates, unavailability of mortgage financing, increasing housing costs and unemployment levels. The amount or value of discretionary income and savings, including retirement assets, available to home purchasers can be affected by a decline in the capital markets. Fluctuations in interest rates could adversely affect our real estate results of operations and liquidity because of the negative impact on the housing industry. Real estate developers are subject to various risks, many of which are outside their control, including real estate market conditions (both where our communities and homebuilding operations are located and in areas where our potential customers reside), changing demographic conditions, adverse weather conditions and natural disasters, such as hurricanes, tornadoes and wildfires, delays in construction schedules, cost overruns, changes in government regulations or requirements, increases in real estate taxes and other local government fees and availability and cost of land, materials and labor. In addition, Avatar is subject to market risk related to potential adverse changes in interest rates on the Unsecured Credit Facility. The interest rate for the Unsecured Credit Facility fluctuates with LIBOR lending rates, both upwards and downwards. See Notes H and Q (debt payout and fair values) to the Consolidated Financial Statements included in Item 8 of Part II of this Report. (See Item 1A. "Risk Factors" for further discussion of risks.)

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of internal control over financial reporting of Avatar Holdings Inc. and subsidiaries as of the end of the period covered by this report based on the framework in *"Internal Control — Integrated Framework"* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2007 to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with United States generally accepted accounting principles.

Ernst & Young LLP, an independent registered public accounting firm, that audited the consolidated financial statements of Avatar Holdings Inc. and subsidiaries included in this annual report, has issued an attestation report on the effectiveness of internal control over financial reporting. The attestation report follows this report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Avatar Holdings Inc.

We have audited Avatar Holdings Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Avatar Holdings Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Avatar Holdings Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 of Avatar Holdings Inc. and subsidiaries and our report dated March 11, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Ernst & Young LLP
Certified Public Accountants
West Palm Beach, Florida
March 11, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Avatar Holdings Inc.

We have audited the accompanying consolidated balance sheets of Avatar Holdings Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Avatar Holdings Inc. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Avatar Holdings Inc. and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Ernst & Young LLP
Certified Public Accountants
West Palm Beach, Florida
March 11, 2008

AVATAR HOLDINGS INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Dollars in thousands)

	December 31	
	2007	*2006*
Assets		
Cash and cash equivalents	$192,258	$203,760
Restricted cash	3,161	3,637
Receivables, net	7,269	13,863
Land and other inventories	389,457	443,825
Property and equipment, net	56,502	51,611
Parkway under development	31,793	8,145
Investment in unconsolidated joint ventures	8,002	7,583
Prepaid expenses	18,099	18,553
Deferred income taxes	–	95
Total Assets	$706,541	$751,072
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable	$ 3,882	$ 22,053
Accrued and other liabilities	12,041	43,694
Customer deposits	4,916	18,351
Deferred income taxes	6,546	–
Estimated development liability for sold land	20,687	24,693
Notes, mortgage notes and other debt:		
Corporate	114,800	120,000
Real estate	15,966	16,925
Total Liabilities	$178,838	$245,716
Commitments and Contingencies		
Stockholders' Equity		
Common Stock, par value $1 per share Authorized: 50,000,000 shares Issued: 11,076,644 shares at December 31, 2007 10,725,559 shares at December 31, 2006	11,077	10,726
Additional paid-in capital	227,591	226,013
Retained earnings	365,024	343,641
	603,692	580,380
Treasury stock: at cost, 2,551,232 shares at December 31, 2007 at cost, 2,531,823 shares at December 31, 2006	(75,989)	(75,024)
Total Stockholders' Equity	527,703	505,356
Total Liabilities and Stockholders' Equity	$706,541	$751,072

See notes to consolidated financial statements

AVATAR HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Income (Dollars in thousands except per-share amounts)

	For the year ended December 31		
	2007	2006	2005
Revenues			
Real estate revenues	$281,358	$829,606	$512,653
Interest income	8,144	3,363	1,419
Other	1,914	2,110	2,776
Total revenues	291,416	835,079	516,848
Expenses			
Real estate expenses	231,117	539,828	419,913
General and administrative expenses	25,387	36,306	27,142
Interest expense	172	–	475
Total expenses	256,676	576,134	447,530
Equity in earnings (loss) from unconsolidated joint ventures	(60)	(193)	17,871
Income from continuing operations before income taxes	34,680	258,752	87,189
Income tax expense	(13,297)	(84,026)	(29,990)
Income from continuing operations	21,383	174,726	57,199
Discontinued operations:			
Income from discontinued operations (including gain on disposal of $8,322 in 2005)	–	–	9,562
Income tax expense	–	–	(3,634)
Income from discontinued operations	–	–	5,928
Net income	$21,383	$174,726	$ 63,127
Basic Earnings Per Share:			
Income from continuing operations	$2.57	$21.33	$7.10
Income from discontinued operations	–	–	0.73
Net income	$2.57	$21.33	$7.83
Diluted Earnings Per Share:			
Income from continuing operations	$2.22	$16.59	$5.72
Income from discontinued operations	–	–	0.56
Net income	$2.22	$16.59	$6.28

See notes to consolidated financial statements

AVATAR HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity (Dollars in thousands)

	Common Stock		*Additional Paid-in*	*Unearned Restricted*	*Retained*	*Treasury Stock*	
	Shares	*Amount*	*Capital*	*Stock Units*	*Earnings*	*Shares*	*Amount*
Balance at January 1, 2005	10,581,388	$10,581	$212,475	$(8,013)	$105,788	(2,523,259)	$(74,596)
Credit for income tax effect of utilizing pre-reorganization deferred income tax assets	–	–	241	–	–	–	–
Issuances from exercise of stock options and restricted stock units	159,898	160	88	–	–	–	–
Shares withheld for statutory minimum withholding taxes related to issuance of restricted stock units	(30,000)	(30)	(1,678)	–	–	–	–
Tax benefit from exercise of restricted stock units and stock options	–	–	1,639	–	–	–	–
Grant of restricted stock units	–	–	1,681	(1,681)	–	–	–
Amortization of restricted stock units	–	–	–	3,111	–	–	–
Earnings participation stock award	–	–	351	–	–	–	–
Other share based compensation	–	–	76	–	–	–	–
Purchase of treasury stock	–	–	–	–	–	(8,564)	(428)
Net income	–	–	–	–	63,127	–	–
Balance at December 31, 2005	10,711,286	10,711	214,873	(6,583)	168,915	(2,531,823)	(75,024)
Credit for income tax effect of utilizing pre-reorganization deferred income tax assets	–	–	611	–	–	–	–
Issuances from exercise of stock options and restricted stock units	14,273	15	240	–	–	–	–
Tax benefit from exercise of restricted stock units	–	–	140	–	–	–	–
Transfer of unearned restricted stock to additional paid in capital upon adoption of SFAS 123(R)	–	–	(6,583)	6,583	–	–	–
Amortization of restricted stock units and stock options	–	–	3,104	–	–	–	–
Earnings participation stock award	–	–	13,478	–	–	–	–
Other share based compensation	–	–	150	–	–	–	–
Net income	–	–	–	–	174,726	–	–
Balance at December 31, 2006	10,725,559	10,726	226,013		343,641	(2,531,823)	(75,024)
Issuances from exercise of earnings participation stock award	308,448	308	(714)	–	–	–	–
Issuances from exercise of stock options and restricted stock units	177,876	178	1,922	–	–	–	–
Shares withheld for statutory minimum withholding taxes related to issuance of restricted stock units and earnings participation stock award	(139,039)	(139)	(6,020)	–	–	–	–
Tax benefit from exercise of restricted stock units and stock options	–	–	2,094	–	–	–	–
Amortization of restricted stock units and stock options	–	–	3,964	–	–	–	–
Other share based compensation	–	–	142	–	–	–	–
Conversion of 4.50% Notes	3,800	4	190	–	–	–	–
Purchase of treasury stock	–	–	–	–	–	(19,409)	(965)
Net income	–	–	–	–	21,383	–	–
Balance at December 31, 2007	11,076,644	$11,077	$227,591	–	$365,024	(2,551,232)	$ (75,989)

There are 10,000,000 authorized shares of $0.10 par value preferred stock, none of which are issued.

See notes to consolidated financial statements

AVATAR HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Dollars in thousands)

	For the year ended December 31		
	2007	2006	2005
Operating Activities			
Net income	$21,383	$174,726	$63,127
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	3,781	4,503	4,589
Amortization of stock based compensation	3,700	16,737	3,538
Impairment of goodwill	-	654	-
Impairment of land and other inventories	2,469	-	-
Income on disposal from discontinued operations, net of taxes	-	-	(5,160)
Equity in earnings (loss) from unconsolidated joint ventures	60	193	(17,871)
Distributions (return) of earnings from an unconsolidated joint venture	(178)	29,038	4,528
Deferred income taxes	8,735	4,479	(287)
Excess income tax benefit from exercise of stock options and restricted stock units	(2,094)	(140)	-
Changes in operating assets and liabilities:			
Restricted cash	476	2,383	(33)
Receivables, net	6,594	11,092	(8,394)
Land and other inventories	34,119	(51,571)	(85,108)
Prepaid expenses and other assets	305	3,888	8,892
Accounts payable and accrued and other liabilities	(36,404)	2,495	16,101
Customer deposits	(13,435)	(39,446)	11,994
Assets/liabilities of business transferred under contractual arrangements	-	8,776	(1,359)
Assets/liabilities of discontinued operations	-	-	(768)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	29,511	167,807	(6,211)
Investing Activities			
Investment in property and equipment	(8,318)	(12,878)	(1,012)
Investment in Parkway under development	(23,648)	(6,733)	(925)
Investment in unconsolidated joint ventures	(301)	(1,033)	(8,502)
Repayment of advances from promissory note	-	4,910	-
Distributions of capital from an unconsolidated joint venture	-	20,000	-
Net proceeds from sales of discontinued operations	-	-	23,844
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(32,267)	4,266	13,405
Financing Activities			
Proceeds from Unsecured Credit Facility	-	10,000	86,933
Proceeds from exercise of stock options	2,100	250	248
Excess income tax benefit from exercise of restricted stock units and stock options	2,094	140	-
Repurchase of 4.50% Notes	(4,857)	-	-
Principal payments of real estate borrowings	(959)	(17,182)	(82,735)
Payment of debt issuance costs	-	-	(523)
Purchase of treasury stock	(965)	-	(428)
Payment of withholding taxes related to restricted stock units withheld	(6,159)	-	(1,708)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(8,746)	(6,792)	1,787
(DECREASE IN) INCREASE IN CASH AND CASH EQUIVALENTS	(11,502)	165,281	8,981
Cash and cash equivalents at beginning of year	203,760	38,479	29,498
CASH AND CASH EQUIVALENTS AT END OF YEAR	$192,258	$203,760	$38,479

See notes to consolidated financial statements

(Dollars in thousands except per-share data)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General:

We are engaged in the business of real estate operations in Florida and Arizona. Our residential community development activities include the development of active adult and primary residential communities. We also engage in a variety of other real estate related activities, such as the operation of amenities, the sale for third-party development of commercial and industrial land and the operation of a title insurance agency.

Principles of Consolidation and Basis of Presentation:

The accompanying consolidated financial statements include the accounts of Avatar Holdings Inc. and all subsidiaries, partnerships and other entities in which Avatar Holdings Inc. ("Avatar", "we", "us" or "our") has a controlling interest. Our investments in unconsolidated joint ventures in which we have less than a controlling interest are accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

The preparation of our financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those reported.

Due to our normal operating cycle being in excess of one year, Avatar presents unclassified consolidated balance sheets.

We reclassified from "Land and other inventories" capitalized costs of $8,145 and $4,579 to "Parkway under development" and "Property and equipment, net", respectively, on the accompanying Consolidated Balance Sheet as of December 31, 2006, related to (1) the Parkway (as defined below) and (2) additional amenities under construction, to conform with the presentation as of December 31, 2007. As a result of these reclassifications on the Consolidated Balance Sheet, $10,932 and $925 of capital expenditures related to the Parkway and additional amenities were reclassified from Operating Activities to Investing Activities on the accompanying Consolidated Statement of Cash Flows for the years ended December 31, 2006 and 2005, resepctively. These reclassifications had no impact on reported net income.

Certain 2006 financial statement items have been reclassified to conform to the 2007 presentation.

Cash and Cash Equivalents and Restricted Cash:

We consider all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. We also consider closing proceeds from our house closings held by our title insurance agency as cash equivalents which was $1,437 and $18,824 as of December 31, 2007 and 2006, respectively. Due to the short maturity period of the cash equivalents, the carrying amount of these instruments approximates their fair values.

Restricted cash includes deposits of $3,161 and $3,637 as of December 31, 2007 and 2006, respectively. These balances are comprised primarily of housing deposits from customers that will become available when the housing contracts close. We held escrow funds of $1,342 and $331 as of December 31, 2007 and 2006, respectively, which are not considered assets of ours and, therefore, are excluded from restricted cash in the accompanying consolidated balance sheets.

Receivables, net:

Receivables, net includes amounts in transit or due from title companies for house closings; membership dues related to our amenity operations; contracts and mortgage notes receivable from the sale of homesites; and as of December 31, 2007 an income tax receivable due to the overpayment of income taxes.

Land and Other Inventories:

Land and Other Inventories are stated at cost unless the asset is determined to be impaired, in which case the asset would be written down to its fair value (as further discussed below). Land and Other Inventories include expenditures for land acquisition, construction, land development and direct and allocated costs. Land and Other Inventories owned and constructed by us also include interest cost incurred until development and construction is substantially completed. Land and development costs, construction and direct and allocated costs are assigned to components of Land and Other Inventories based on specific identification or other allocation methods based upon U.S. generally accepted accounting principles.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* (SFAS No. 144), we carry Land and Other Inventories at the lower of the carrying amount or fair value. Each reporting period, we review our Land and Other Inventories for indicators of impairment. For assets held and used, if indicators are present, we perform an impairment test in which the asset is reviewed for impairment by comparing the estimated future undiscounted cash flow for the asset to its carrying value. If such cash flows are less than the asset's carrying value, the carrying value is written down to its estimated fair value. For assets held for sale (such as completed speculative inventory), if indicators are present, we perform an impairment test in which the asset is reviewed for impairment by comparing the fair value less cost to sell the assets to its carrying value. If such fair value less cost to sell is less than the asset's carrying value, the carrying value is written down to its estimated fair value. Fair value is determined by discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the asset and related estimated cash flow streams. Assumptions and estimates used in the determination of the estimated future cash flows are based on certain factors provided below and that may be known to us at the time such estimates are made and our expectations of future operations and economic conditions. Due to the uncertainties of the estimation process, actual results could differ significantly from such estimates.

Land and Other Inventories that are subject to a review for indicators of impairment include our: (i) housing communities (primary residential and active adult) and (ii) land held for future development or sale.

Housing communities: For our housing communities, indicators of potential impairment include changes in local market conditions, declining customer traffic and sales activity, increases in sales cancellations, increases in speculative inventory resulting from cancellations, increases in costs, and declines in gross margins for homes in backlog. If indicators are present, the asset is reviewed for impairment described above. In determining estimated future cash flows for purposes of the impairment test, we incorporate our own market assumptions regarding the following factors which could significantly impact future cash flows: expected sales pace; expected sales prices and sales incentives; and anticipated costs to be expended, including land and land development costs, home construction costs, and overhead costs. Our assumptions are based, in part, on general economic and local market conditions, competition from other homebuilders in the areas in which we build and sell homes, product desirability in our local markets and the buyers' ability to obtain mortgage financing. These assumptions can significantly affect our estimates of future cash flows.

During 2007, we recognized impairment losses of approximately $2,500 primarily related to speculative inventory of two communities which are near completion. This impairment loss is included under the caption Real Estate Expenses in the consolidated statement of income for the year ended December 31, 2007 and is included in the Primary Residential reportable segment in accordance with SFAS No. 131 *"Disclosure about Segments of an Enterprise and Related Information"*.

Land held for future development or sale: For land held for future development or sale, indicators of potential impairment include changes in use, changes in local market conditions, declines in the selling prices of similar assets and increases in costs. If indicators are present, the asset is reviewed for impairment as described above. In determining estimated future cash flows for purposes of the impairment test, we incorporate our own market assumptions regarding the following factors which could significantly impact future cash flows: expected sales values, and anticipated costs to be expended including land and land development costs and overhead costs. Our assumptions are based, in part, on general economic and local market conditions, the current state of the homebuilding industry, and competition from other homebuilders in the areas in which we build and sell homes. These assumptions can significantly affect our estimates of future cash flows. Factors that we consider in determining the appropriateness of moving forward with land development and costs for future development or to write-off the related amounts capitalized include our current inventory levels, local market economic conditions, availability of adequate resources and the estimated future net cash flows to be generated from the project. As of December 31, 2007 and 2006, no impairments existed for land held for future development or sale.

Property and Equipment and Parkway Under Development:

Property and Equipment are stated at cost and depreciation is computed by the straight-line method over the following estimated useful lives of the assets: land improvements 10 to 25 years; buildings and improvements 8 to 39 years; and machinery, equipment and fixtures 3 to 7 years. Maintenance and operating expenses of equipment utilized in the development of land are capitalized as land inventory cost. Repairs and maintenance are expensed as incurred.

Property and Equipment includes the cost of amenities owned by us (completed and under construction). Property and Equipment placed in service is depreciated by the straight-line method over the useful lives of the assets when these assets are placed in service. The Parkway (as defined below) is currently under development and has not been placed into service. The cost of amenities included in Property and Equipment and the Parkway includes expenditures for land acquisition, construction, land development and direct and allocated costs. Property and Equipment and the Parkway owned and constructed by us also include interest cost incurred until development and construction is substantially completed.

Each reporting period, we review our Property and Equipment and Parkway Under Development for indicators of impairment in accordance with SFAS No. 144. For our amenities, which are located within our housing communities, indicators of potential impairment are similar to those of our housing communities (described above) as these factors may impact our ability to generate revenues at our amenities or cause the cost to construct to increase. In addition, we factor in the collectability and potential delinquency of the fees due for our amenities. For the Parkway, indicators of impairment are similar to indicators of impairment of our land held for development or future sale. If indicators are present, the asset is reviewed for impairment as described above. In determining estimated future cash flows for purposes of the impairment test, we incorporate our own market assumptions regarding the following factors which could significantly impact future cash flows: expected sales pace based upon general economic conditions; expected sales prices; and anticipated costs to be expended including land and land development costs, construction costs, and overhead costs. Our assumptions are based, in part, on general economic and local market conditions, the current state of the homebuilding industry, and competition from other homebuilders in the areas in which we build and sell homes. These assumptions can significantly affect our estimates of future cash flows. As of December 31, 2007 and 2006, no impairments existed for Property and Equipment and the Parkway.

Goodwill and Indefinite-Lived Intangible Assets:

In accordance with SFAS No. 142 *"Goodwill and Intangible Assets"*, we perform annual impairment testing on our goodwill and other intangible assets, or more frequently if facts and circumstances indicate a potential impairment. Goodwill and indefinite-lived intangible assets are not amortized; however, they are subject to evaluation for impairment at least annually or more frequently if facts and circumstances warrant, using a fair value based test. The fair value based test is a two-step test. The first step involves comparing the fair value of each of our reporting units to the carrying value of those reporting units. If the carrying value of a reporting unit exceeds the fair value of the reporting unit, then we are required to proceed to the second step. In the second step, the fair value of the reporting unit would be allocated to the assets (including unrecognized intangibles) and liabilities of the reporting unit, with any residual representing the implied fair value of goodwill. An impairment loss would be recognized if, and to the extent that, the carrying value of goodwill exceeded the implied value. We perform our annual test as of December 31 each year. During the years ended December 31, 2007 and 2005, we did not experience any such impairment losses. However, during the first quarter of 2006, we performed an interim impairment test in accordance with SFAS No. 142 on goodwill associated with the Harbor Islands community because facts and circumstances indicated a potential impairment. Based on this impairment test, we determined that this goodwill was impaired as a result of the closing of the final housing unit in this community. Since the Harbor Islands community was completed during the first quarter of 2006, the associated goodwill of $654 was written-off under the caption of Real Estate Expense in the consolidated statement of income for 2006. Goodwill of $1,685, all of which is associated with the active adult community reporting unit, is included in Other Assets in the consolidated balance sheets as of December 31, 2007 and 2006.

Revenues:

In accordance with SFAS No. 66, *"Accounting for Sales of Real Estate"*, revenues from the sales of housing units are recognized when the sales are closed and title passes to the purchasers. In addition, revenues from commercial, industrial and other land sales are recognized in full at closing, provided the purchaser's initial investment is adequate, all financing is considered collectible and there is no significant continuing involvement.

Advertising Costs:

Advertising costs are expensed as incurred. For the years ended December 31, 2007, 2006 and 2005, advertising costs totaled $3,562, $4,844 and $3,518, respectively, and are included in Real Estate Expenses in the accompanying consolidated statements of income.

Warranty Costs:

Warranty reserves for houses are established to cover estimated costs for materials and labor with regard to warranty-type claims to be incurred subsequent to the closing of a house. Reserves are determined based on historical data and other relevant factors. We may have recourse against subcontractors for claims relating to workmanship and materials. Warranty reserves are included in Accrued and Other Liabilities in the consolidated balance sheets.

During the years ended December 31, 2007, 2006 and 2005 changes in the warranty reserve consist of the following:

	2007	*2006*	*2005*
Warranty reserve as of January 1	$2,319	$1,616	$1,370
Estimated warranty expense	2,178	4,187	2,455
Amounts charged against warranty reserve	(3,363)	(3,484)	(2,209)
Warranty reserve as of December 31	$1,134	$2,319	$1,616

Income Taxes:

Income taxes have been provided using the liability method in accordance with SFAS No. 109, *"Accounting for Income Taxes"*.Under SFAS No. 109, the liability method is used in accounting for income taxes where deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. A deferred tax asset valuation allowance is recorded based on the judgment of when it is more-likely-than-not that all or a portion of the deferred tax asset will not be realized.

On January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109"* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, *"Accounting for Income Taxes"*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Based on our evaluation of tax positions, we have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. Our evaluation was performed for the tax years ended December 31, 2003, 2004, 2005 and 2006 which remain subject to examination and adjustment by major tax jurisdictions as of December 31, 2007. FIN 48 did not have an impact on our financial position and results of operations.

Any interest or penalties that have been assessed in the past have been minimal and immaterial to our financial results. In the event we are assessed any interest or penalties in the future, we plan to include them in our statement of income as income tax expense.

Share-Based Compensation:

The Amended and Restated 1997 Incentive and Capital Accumulation Plan (2005 Restatement), as amended (the "Incentive Plan") provides that stock options, including incentive stock options and non-qualified stock options; stock appreciation rights; stock awards; performance-conditioned stock awards ("restricted stock units"); and stock units may be granted to officers, employees and directors of Avatar. The exercise prices of stock options may not be less than the market value of our common stock on the date of grant. Stock option awards under the Incentive Plan generally expire 10 years after the date of grant.

As of December 31, 2007, an aggregate of 958,544 shares of our Common Stock, subject to certain adjustments, were available for issuance under the Incentive Plan, including an aggregate of 650,039 options and stock units granted. There were 308,505 shares available for grant at December 31, 2007.

Prior to January 1, 2006, we accounted for our stock-based compensation plans in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* (APB 25) and related interpretations, as permitted by SFAS No. 123, *"Accounting for Stock-Based Compensation"* (SFAS No. 123). Accordingly, for restricted stock units granted, compensation expense was recognized in the consolidated statements of income prior to January 1, 2006 based on the market price of Avatar's common stock on the date the specified hurdle price was probable of being achieved, provided such provisions are applicable, or the date of grant. For stock options granted, no compensation expense was recognized in the consolidated statements of income prior to January 1, 2006 since all stock options granted had exercise prices greater than the market value of Avatar's stock on the grant date. Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), *"Share-Based Payment"* (SFAS No. 123(R)) using the modified-prospective transition method. Under this transition method, compensation expense recognized during the year ended December 31, 2006 included: (a) compensation expense for all share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation expense for all share-based awards granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). In accordance with the modified-prospective-transition method, results for periods prior to adoption have not been restated.

As a result of the adoption of SFAS No. 123(R), the charge to income from continuing operations before income taxes and net income for the year ended December 31, 2006 was $283 and $176, respectively. The impact of adopting SFAS 123(R) on both basic and diluted earnings per share for the year ended December 31, 2006 was $0.02.

Prior to the adoption of SFAS No.123(R), we presented all tax benefits related to deductions resulting from the exercise of restricted stock units and stock options as operating activities in the consolidated statements of cash flows. SFAS No.123(R) requires that tax benefits resulting from tax deductions in excess of the compensation expense recognized for those options ("excess tax benefits") be classified and reported as both an operating cash outflow and a financing cash inflow upon adoption. As a result, we classified $2,094 and $140, respectively, of excess tax benefits as financing cash inflows for the years ended December 31, 2007 and 2006.

SFAS No. 123, as amended by SFAS No. 148, *"Accounting for Stock-Based Compensation-Transition and Disclosure"*, required disclosure of pro forma income and pro forma income per share as if the fair value based method had been applied in measuring compensation expense. The following table summarizes pro forma net income and earnings per share in accordance with SFAS No. 123, for the year ended December 31, 2005 had compensation expense for stock-based compensation awarded under our stock-based incentive compensation plan been based on fair value at the grant date. For purposes of this pro forma disclosure, the value of the stock options granted is estimated using the Black-Scholes option-pricing model and the Monte-Carlo option valuation model (like a lattice model) for restricted stock units granted.

	2005
Net income – as reported	$63,127
Add: Stock-based compensation expense included in reported net income, net of related tax expense	1,929
Deduct: stock-based compensation expense determined using the fair value method, net of related tax effects	(1,714)
Net income – pro forma	$63,342
Earnings Per Share:	
Basic	
As reported	$7.83
Pro forma	$7.86
Diluted	
As reported	$6.28
Pro forma	$6.30

Repurchase of Common Stock and Notes:

On March 20, 2003, Avatar's Board of Directors authorized the expenditure of up to $30,000 to purchase, from time to time, shares of its common stock and/or 7% Convertible Subordinated Notes due April 2005 (the "7% Notes"), which were subsequently called for redemption, in the open market, through privately negotiated transactions or otherwise, depending on market and business conditions and other factors. On June 29, 2005, Avatar's Board of Directors amended the March 20, 2003 repurchase authorization to include the 4.50% Notes in addition to shares of its common stock. During the year ended December 31, 2007, we repurchased $965 of our common stock representing 19,409 shares of our common stock and $5,000 principal amount of the 4.50% Notes. As of December 31, 2007, the remaining authorization for purchase of shares of Avatar's common stock and/or 4.50% Notes was $9,864.

Earnings Per Share:

We present earnings per share in accordance with SFAS No. 128, *"Earnings Per Share"*. Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of Avatar.

The weighted average number of shares outstanding in calculating basic earnings per share includes the issuance of 351,085, 14,273 and 129,898 shares of our common stock for 2007, 2006 and 2005, respectively, due to the exercise of stock options, restricted stock units, stock units and conversion of 4.50% Notes.

The following table represents a reconciliation of the income from continuing operations, net income and weighted average shares outstanding for the calculation of basic and diluted earnings per share for the years ended December 31, 2007, 2006 and 2005:

	2007	*2006*	*2005*
Numerator:			
Basic earnings per share – income from continuing operations	$21,383	$174,726	$57,199
Interest expense on 4.50% Notes, net of tax	3,248	3,266	3,285
Diluted earnings per share – income from continuing operations	$24,631	$177,992	$60,484
Basic earnings per share – net income	$21,383	$174,726	$63,127
Interest expense on 4.50% Notes, net of tax	3,248	3,266	3,285
Diluted earnings per share – net income	$24,631	$177,992	$66,412
Denominator:			
Basic weighted average shares outstanding	8,305,858	8,193,136	8,058,634
Effect of dilutive restricted stock	483,091	217,745	195,913
Effect of dilutive employee stock options	23,348	39,671	44,347
Effect of dilutive 4.50% Notes	2,267,861	2,280,068	2,280,068
Diluted weighted average shares outstanding	11,080,158	10,730,620	10,578,962

Recently Issued Accounting Pronouncements:

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *"Fair Value Measurements"* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which is January 1, 2008 for us, and interim periods within those fiscal years. The effect of SFAS No. 157 is not expected to have a material impact on our financial position and results of operations.

In November 2006, the FASB issued Emerging Issues Task Force Issue No. 06-8, *"Applicability of the Assessment of a Buyer's Continuing Investment under FASB Statement No. 66. Accounting for Sales of Real Estate, for Sales of Condominiums"* (EITF 06-8). EITF 06-8 establishes that a company should evaluate the adequacy of the buyer's continuing investment in determining whether to recognize profit under the percentage-of-completion method. Generally, EITF 06-8 is not applicable to homebuilding operations. EITF 06-8 is effective for the first annual reporting period beginning after March 15, 2007, which is January 1, 2008 for us. The effect of EITF 06-8 is not expected to be material to our financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"* (SFAS No. 159). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective for the first fiscal year that begins after November 15, 2007, which is January 1, 2008 for us. The effect of SFAS No. 159 is not expected to have a material impact on our financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *"Business Combinations"* (SFAS No. 141(R)). SFAS No. 141(R) amends SFAS No. 141, *"Business Combinations"* (SFAS No. 141), and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. It is effective for fiscal years beginning after December 15, 2008, which is January 1, 2009 for us, and is to be applied prospectively.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51"* (SFAS No. 160). SFAS No. 160 establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008, which is January 1, 2009 for us. We are currently evaluating the potential impact of adopting SFAS No. 160 on our consolidated financial position and results of operations.

Comprehensive Income:

Net income and comprehensive income are the same for years ended December 31, 2007, 2006 and 2005.

NOTE B - REAL ESTATE REVENUES

The components of real estate revenues are as follows:

	For the year ended December 31		
	2007	*2006*	*2005*
Primary residential	$158,642	$447,487	$309,608
Active adult communities	92,180	241,866	148,515
Commercial/industrial and other land sales	27,476	133,466	48,455
Rental, leasing, and other real estate operations	3,060	6,787	6,075
Total real estate revenues	$281,358	$829,606	$512,653

During the year ended December 31, 2007, we realized pre-tax profits of $21,870 on revenues of $27,476 from commercial and industrial and other land sales. For the year ended December 31, 2006, we realized pre-tax profits of $108,305 on revenues of $133,466 from commercial and industrial and other land sales. For the year ended December 31, 2005, we realized pre-tax profits of $25,770 on revenues of $48,455 from commercial and industrial and other land sales.

For the year ended December 31, 2007, pre-tax profits from commercial and industrial land were $19,939 on aggregate revenues of $23,577. Pre-tax profits on sales of other land during the year ended December 31, 2007 were $1,931 on aggregate revenues of $3,899.

For the year ended December 31, 2006, pre-tax profits on sales of commercial and industrial land were $39,927 on aggregate sales of $44,110. Also during 2006, pre-tax profits on sales of other land were $64,051 on aggregate sales of $76,171. Included in other land sales is the sale of our approximately 4,400-acre property known as Ocala Springs in Marion County, Florida (the "Ocala Property"). The aggregate sales price for the Ocala Property was $75,122 which resulted in pre-tax profit of approximately $62,800. We also realized, during 2006, pre-tax profits of $4,327 from the collection of a promissory note and accrued interest totaling $13,185 from the sale of our equity interest in the Regalia Joint Venture which was sold on June 30, 2005.

During the year ended December 31, 2005, pre-tax profits on sales of commercial and industrial land were $9,469 on aggregate sales of $13,145. Also during 2005, pre-tax profits on sales of other land were $12,170 on aggregate sales of $21,423. Included in other land sales for 2005 is the sale of our 50% equity interest in an unconsolidated joint venture for a sales price of $13,887 which resulted in a pre-tax gain of approximately $4,100. Also included in other land sales is our 50% equity interest in an unconsolidated joint venture, the sole asset of which is land, for a sales price of $11,000 which resulted in a pre-tax gain of approximately $4,258.

See "Financial Information Relating to Industry Segments" in Note P.

NOTE C - LAND AND OTHER INVENTORIES

Land and other inventories consist of the following:

	December 31	
	2007	2006
Land developed and in process of development	$229,526	$220,403
Land held for future development or sale	95,554	96,214
Dwelling units completed or under construction	63,755	126,482
Other	622	726
	$389,457	$443,825

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment and accumulated depreciation consist of the following:

	December 31	
	2007	2006
Land and improvements	$23,037	$22,302
Buildings and improvements	37,477	29,964
Machinery, equipment and fixtures	13,654	12,537
Amenities construction in progress	7,439	8,755
	81,607	73,558
Less accumulated depreciation	(25,105)	(21,947)
	$56,502	$51,611

Amenities owned by Avatar and which are not held for future transfer to homeowners associations are included in property and equipment. The book values of these amenities (excluding amenities construction in progress) were $46,974 and $40,109 as of December 31, 2007 and 2006, respectively.

Depreciation charged to operations during 2007, 2006 and 2005 was $3,427, $3,091 and $2,568, respectively.

NOTE E - PARKWAY UNDER DEVELOPMENT

In December 2006, we entered into agreements (the "County Agreements") with Osceola and Polk Counties in Florida for us to develop and construct a 9.66 mile four-lane road in Osceola and Polk Counties, to be known as the Poinciana Parkway (the "Parkway"). It will include a 4.15 mile segment to be operated as a private toll road. We will pay the costs associated with the right-of-way acquisition, development and construction of the Parkway. Except for the toll road, the Parkway will be owned, maintained and operated by the Counties upon completion. We will own the private toll road, and under the County Agreements we have the right to sell it to a third party together with our rights to operate the toll road. We have retained an investment banking firm to identify potential investors in the toll road.

Under the County Agreements, we were to complete the Parkway by October 31, 2008, subject to delays beyond our control, including permitting delays. While we have acquired most of the rights-of-way and all of the primary permits necessary to construct the Parkway, we have notified the Counties that the completion of construction will be delayed at least until February 28, 2010, pending further required governmental action. It is our understanding that the delays that we have encountered are contemplated by the County Agreements and entitle us to the extension.

In order to address environmental concerns of various governmental agencies and environmental organizations, we changed the plans for the Parkway to include 4,200 linear feet of trestles, which will result in increased construction costs. Our current estimate of the right-of-way acquisition, development and construction costs for the Parkway approximate $170,000 to $200,000. However, no assurance of the ultimate amount can be given at this stage. As of December 31, 2007, approximately $32,000 has been expended.

NOTE F - ESTIMATED DEVELOPMENT LIABILITY FOR SOLD LAND

The estimated development liability consists primarily of utilities improvements in Poinciana and Rio Rico for more than 8,000 homesites previously sold and is summarized as follows:

	December 31	
	2007	*2006*
Gross unexpended costs	$26,737	$31,045
Less costs relating to unsold homesites	(6,050)	(6,352)
Estimated development liability for sold land	$20,687	$24,693

The estimated development liability for sold land is reduced by actual expenditures and is evaluated and adjusted, as appropriate, to reflect management's estimate of anticipated costs. In addition, we obtain quarterly third-party engineer evaluations and adjust this liability to reflect changes in the estimated costs. We recorded charges of approximately $386, $1,086 and $7,872 during 2007, 2006 and 2005, respectively, associated with these obligations. Costs for construction, material and labor, as well as other land development and utilities infrastructure costs, increased substantially during 2004 and 2005. Future increases or decreases of costs for construction material and labor, as well as other land development and utilities infrastructure costs, may have a significant effect on the estimated development liability.

NOTE G - CONSOLIDATION OF VARIABLE INTEREST ENTITIES

The FASB issued Interpretation No. 46(R) (FIN 46(R)) (which further clarified and amended FIN 46, *"Consolidation of Variable Interest Entities")*, which requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

Investments in Unconsolidated Joint Ventures:

As of December 31, 2007, we own an equity interest in a joint venture formed for the acquisition and/or development of land in which we do not have a controlling interest. This entity meets the criteria for being a variable interest entity. We evaluated the impact of FIN 46(R) as it relates to this joint venture and determined that we are not the primary beneficiary since we are not the entity that will absorb a majority of the losses and/or receive a majority of the expected residual returns (profits). Therefore, this joint venture is accounted for using the equity method of accounting. Our investment in this entity as of December 31, 2007 and 2006 is the amount invested of $7,887 and $7,686, respectively. The primary activity of this joint venture is to develop lots on land acquired by the joint venture. This entity has assets consisting primarily of land and land development costs totaling approximately $15,708 and $15,313 at December 31, 2007 and 2006, respectively, and has had minimal operations to date.

During 2006, an unconsolidated joint venture decided to terminate an option agreement to acquire property in Florida, which resulted in a write-off of our investment of $1,765 in this joint venture during 2006. During January 2007, the joint venture was dissolved.

In December 2002, our subsidiary, Avatar Ocean Palms, Inc., entered into a joint venture for the development of Ocean Palms (the "Ocean Palms Joint Venture"), a 38-story, 240-unit highrise condominium on a 3.5-acre oceanfront site in Hollywood, Florida. We are accounting for our investment in the Ocean Palms Joint Venture under the equity method of accounting. Closings of units commenced during February 2006 and were completed during the second quarter of 2006.

The following are the Ocean Palms Joint Venture's condensed balance sheets as of December 31, 2007 and 2006:

	December 31	
	2007 *(unaudited)*	*2006*
Assets:		
Cash and cash equivalents	$ 56	$227
Sales center	390	168
Other assets	10	14
Total assets	$456	$409
Liabilities and Members' (Deficit) Capital:		
Accounts payable and accrued liabilities	$236	$615
Members' (Deficit) Capital of:		
Avatar	110	(103)
Joint venture partner	110	(103)
Total liabilities and members' (deficit) capital	$456	$409

The following is the Ocean Palms Joint Venture's condensed statements of income for the years ended December 31, 2007, 2006 and 2005:

	2007 *(unaudited)*	*2006*	*2005*
Revenues:			
Sales of condominiums	$153	$6,256	$106,276
Interest and other income	109	995	3,089
Total revenues	262	7,251	109,365
Operating expenses:			
Cost of sales	-	4,539	70,431
Operating costs and expenses	193	112	299
Total operating expenses	193	4,651	70,730
Net income	$ 69	$2,600	$ 38,635

Our share of the net income from the Ocean Palms Joint Venture was $35, $1,573 and $17,955 for the years ended December 31, 2007, 2006 and 2005, respectively.

During 2008, the Ocean Palms Joint Venture operations will primarily consist of the sale of the remaining parking spaces, sale of the realty operations and activities related to winding down the Ocean Palms Joint Venture. We anticipate such sales will generate sufficient cash to pay the liabilities of the Ocean Palms Joint Venture. Alternatively, the Ocean Palms Joint Venture partners may be required to fund a deficit.

As of December 31, 2007, these unconsolidated joint ventures are financed by partner equity and do not have third-party debt. In addition, we have not provided any guarantees to these joint ventures or our joint venture partners.

NOTE H - NOTES, MORTGAGE NOTES AND OTHER DEBT

Notes, mortgage notes and other debt are summarized as follows:

	December 31	
	2007	2006
Corporate:		
4.50% Convertible Senior Notes, due 2024	$114,800	$120,000
Real estate:		
Purchase Money Mortgage Note payable, prime + 2%, due 2009*	$ 15,730	$ 15,730
5.50% Term Bonds payable, due 2010	236	1,195
Unsecured Credit Facility, due 2010	–	–
	$ 15,966	$ 16,925

** Effective February 1, 2006, this note was amended to fix the interest rate at 6% for the period February 1, 2006 through January 31, 2008.*

Corporate:

On March 30, 2004, we issued $120,000 aggregate principal amount of 4.50% Convertible Senior Notes due 2024 (the 4.50% Notes) in a private offering. Interest is payable semiannually on April 1 and October 1. The 4.50% Notes are senior, unsecured obligations and rank equal in right of payment to all of our existing and future unsecured and senior indebtedness. However, the 4.50% Notes are effectively subordinated to all of our existing and future secured debt to the extent of the collateral securing such indebtedness, and to all existing and future liabilities of our subsidiaries.

Each $1 principal amount of the 4.50% Notes is convertible, at the option of the holder, at a conversion price of $52.63, or 19.0006 shares of our common stock, upon the satisfaction of one of the following conditions: a) during any calendar quarter (but only during such calendar quarter) commencing after June 30, 2004 if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 120% of the conversion price per share of common stock on such last day; or b) during the five business day period after any five-consecutive-trading-day period in which the trading price per $1 principal amount of the 4.50% Notes for each day of that period was less than 98% of the product of the closing sale price for our common stock for each day of that period and the number of shares of common stock issuable upon conversion of $1 principal amount of the 4.50% Notes, provided that if on the date of any such conversion that is on or after April 1, 2019, the closing sale price of Avatar's common stock is greater than the conversion price, then holders will receive, in lieu of common stock based on the conversion price, cash or common stock or a combination thereof, at our option, with a value equal to the principal amount of the 4.50% Notes plus accrued and unpaid interest, as of the conversion date. The closing price of Avatar's common stock exceeded 120% ($63.156) of the conversion price for 20 trading days out of 30 consecutive trading days as of the last trading day of the fourth quarter of 2006, as of the last trading day of the first quarter of 2007 and as of the last trading day of the second quarter of 2007. Therefore, the 4.50% Notes became convertible for the quarter beginning January 1, 2007, for the quarter beginning April 1, 2007 and for the quarter beginning July 1, 2007. During the third and fourth quarters of 2007, the closing price of Avatar's common stock did not exceed 120% ($63.156) of the conversion price for 20 trading days out of 30 consecutive trading days; therefore, the 4.50% Notes were not convertible for the quarters beginning October 1, 2007 and January 1, 2008. During 2007, $200 principal amount of the 4.50% Notes were converted into 3,800 shares of Avatar common stock. During 2007, Avatar repurchased $5,000 principal amount of the 4.50% Notes.

We may, at our option, redeem for cash all or a portion of the 4.50% Notes at any time on or after April 5, 2011. Holders may require us to repurchase the 4.50% Notes for cash on April 1, 2011, April 1, 2014 and April 1, 2019; or in certain circumstances involving a designated event, as defined in the indenture for the 4.50% Notes, holders may require us to purchase all or a portion of their 4.50% Notes. In each case, we will pay a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any.

Real Estate:

In conjunction with the acquisition of certain undeveloped land in Florida during November 2004, we paid $3,000 in cash and the remaining balance of $15,730 in the form of a purchase money note. The purchase money note is secured by a mortgage on this land. This note matures November 2009. Under the original terms of the note, the interest rate is 2% per annum above prime rate of interest published from time to time in the *Wall Street Journal* adjusted every six months during the term of the note. However, effective February 1, 2006, the purchase money note was amended to fix the interest rate at 6% for the period February 1, 2006 through January 31, 2008. From February 1, 2008 through maturity, the interest rate reverts to a variable rate as previously described. On January 4, 2008 the balance of this note was paid in full; there was no pre-payment penalty, as per the terms of the agreement.

In conjunction with the acquisition of developed land in Florida in September 2005 and September 2004, we assumed approximately $5,900 of Community Development District term bond obligations due 2010. These term bonds are secured by the land and bear an interest rate of 5.50%. The outstanding balance as of December 31, 2007 and 2006 was $236 and $1,195, respectively.

In September 2005, we entered into a Credit Agreement and a Guaranty Agreement for a $100,000 (expandable up to $175,000), senior unsecured revolving credit facility (the "Unsecured Credit Facility"), by and among our wholly-owned subsidiary, Avatar Properties Inc. (as Borrower), Wachovia Bank, National Association (as Administrative Agent and Lender), and certain other financial institutions as lenders. Payments of all amounts due under the Unsecured Credit Facility are guaranteed by Avatar Holdings Inc. pursuant to the Restated Guaranty Agreement dated as of October 21, 2005. Interest on borrowings under the Unsecured Credit Facility ranges from LIBOR plus 1.75% to 2.25%. Our borrowing rate under the Unsecured Credit Facility was 6.35% as of December 31, 2007.

The total amount of the Unsecured Credit Facility, as amended, is $125,000; however, so long as no default or event of default has occurred and is continuing, increases may be requested, subject to lender approval, up to $175,000. This Unsecured Credit Facility, as amended, includes a $7,500 swing line commitment and has a $50,000 sublimit for the issuance of standby letters of credit. The Unsecured Credit Facility contains customary representations, warranties and covenants limiting liens, guaranties, mergers and consolidations, substantial asset sales, investments and loans. In addition, the Unsecured Credit Facility contains covenants to the effect that we (i) will maintain a minimum consolidated tangible net worth (as defined in the Unsecured Credit Facility), (ii) shall maintain an adjusted EBITDA/debt service ratio (as defined in the Unsecured Credit Facility) of not less than 2.75 to 1.0, (iii) will not permit the leverage ratio (as defined in the Unsecured Credit Facility) to exceed 2.0 to 1.0, and (iv) the sum of the net book value of unentitled land, entitled land, land under development and finished lots shall not exceed 150% of consolidated tangible net worth. Borrowings under the Unsecured Credit Facility may be limited based on the amount of borrowing base available. We are in compliance with these covenants as of December 31, 2007. The Unsecured Credit Facility also contains a covenant whereby the sum of speculative homes and models cannot exceed 25% of the aggregate number of unit sales for the trailing twelve month period. As of December 31, 2007, we exceeded this limitation. During the fourth quarter of 2006, we obtained a waiver of this requirement through the entirety of 2007. During 2007, we obtained an extension of this waiver through December 31, 2008.

The maturity date of the Unsecured Credit Facility is September 20, 2010. As of December 31, 2007, we had no borrowings outstanding under the Unsecured Credit Facility, had issued letters of credit totaling $21,819 and had $103,181 in availability for borrowing under the Unsecured Credit Facility, all of which we could have borrowed without violating any of our debt covenants.

Payments of all amounts due under the Unsecured Credit Facility are guaranteed by Avatar Holdings Inc. pursuant to the Restated Guaranty Agreement dated as of October 21, 2005.

Maturities of notes, mortgage notes and other debt at December 31, 2007 are as follows:

	Corporate	*Real Estate*	*Total*
2008	$ –	$ –	$ –
2009	–	15,730*	15,730*
2010	–	236	236
2011	–	–	–
2012	–	–	–
Thereafter	114,800	–	114,800
	$114,800	$15,966	$130,766

** On January 4, 2008 the balance of this note was paid in full.*

The following table represents interest incurred, interest capitalized, and interest expense for 2007, 2006 and 2005:

	2007	*2006*	*2005*
Interest incurred	$7,281	$7,762	$9,361
Interest capitalized	(7,109)	(7,762)	(8,886)
Interest expense	$ 172	$ –	$ 475

We made interest payments of $6,672, $7,118 and $8,559 for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE I - EMPLOYEE BENEFIT PLANS

We have a defined contribution savings plan that covers substantially all employees. Under this savings plan, we contribute to the plan based upon specified percentages of employees' voluntary contributions. Our contributions to the plan for the years ended December 31, 2007, 2006 and 2005 were $230, $293 and $240, respectively.

NOTE J - LEASE COMMITMENTS

We lease the majority of our administration and sales offices under operating leases that expire at varying times through 2013. Rental expense for the years 2007, 2006 and 2005 was $1,997, $2,116 and $1,871, respectively. Minimum rental commitments under non-cancelable operating leases as of December 31, 2007 were as follows: 2008 - $1,583; 2009 - $1,444; 2010 - $1,158; 2011 - $226; 2012 - $94; thereafter - $76.

NOTE K - ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities are summarized as follows:

	December 31	
	2007	2006
Property taxes and assessments	$ 356	$ 400
Interest	1,442	1,431
Accrued compensation	1,633	3,784
Contract retention	2,104	6,864
Warranty reserve	1,134	2,319
Income taxes payable	–	15,206
Other	5,372	13,690
	$ 12,041	$ 43,694

NOTE L - SHARE-BASED PAYMENTS AND OTHER EXECUTIVE COMPENSATION

The Amended and Restated 1997 Incentive and Capital Accumulation Plan (2005 Restatement), as amended (the "Incentive Plan") provides that stock options, including incentive stock options and non-qualified stock options; stock appreciation rights; stock awards; performance-conditioned stock awards ("restricted stock units"); and stock units may be granted to officers, employees and directors of Avatar. The exercise prices of stock options may not be less than the market value of our common stock on the date of grant. Stock option awards under the Incentive Plan generally expire 10 years after the date of grant. As of December 31, 2007, an aggregate of 958,544 shares of our Common Stock, subject to certain adjustments, were available for issuance under the Incentive Plan, including an aggregate of 650,039 options and stock units granted. There were 308,505 shares available for grant at December 31, 2007.

Compensation expense related to the stock option and restricted stock unit awards for the years ended December 31, 2007 and 2006 was $3,964 and $3,104, respectively, of which $287 and $287, respectively, related to stock options and $3,677 and $2,817, respectively, related to restricted stock units. During the year ended December 31, 2005 compensation expense related to our restricted stock unit awards was $3,111. The total income tax benefit recognized in the consolidated statements of income for stock options and restricted stock units during the years ended December 31, 2007 and 2006 was $1,522 and $1,180, respectively, of which $110 and $109, respectively, related to stock options and $1,412 and $1,071, respectively, related to restricted stock units. The income tax benefit recognized in the consolidated statements of income during the year ended December 31, 2005 for the restricted stock units was $595.

Cash received from stock options exercised during the years ended December 31, 2007, 2006 and 2005 was $2,100, $250 and $248, respectively. The additional tax benefit related to the exercise of stock options and restricted stock units during the years ended December 31, 2007, 2006 and 2005 was $2,094, $140 and $1,639, respectively, which is reflected as an increase to additional paid in capital.

Under SFAS No.123(R), the fair value of restricted stock awards which do not contain a specified hurdle price condition is based on the market price of our common stock on the date of grant. Under SFAS No.123(R), the fair value of restricted stock awards which contain a specified hurdle price condition is estimated on the grant date using the Monte-Carlo option valuation model (like a lattice model). Under SFAS No.123(R), the fair value of each stock option is estimated on the grant date using the Black-Scholes option-pricing model. The valuation models require assumptions and estimates to determine expected volatility, expected life, expected dividend yield and expected risk-free interest rates. The expected volatility was determined using historical volatility of our stock based on the contractual life of the award. The risk-free interest rate assumption was based on the yield on zero-coupon U.S. Treasury strips at the award grant date. We also used historical data to estimate forfeiture experience.

The significant weighted average assumptions used for the years ended December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
Dividend yield	0%	N/A*	0%
Volatility rate	27.0% - 27.3%	N/A*	35.8% - 38.3%
Risk-free interest rate	4.7% - 5.0%	N/A*	3.7% - 4.1%
Expected life (years)	3	N/A*	5
Weighted average fair value of units granted	$73.09	$61.17	$28.36

** Not applicable since no stock options or restricted stock awards with specified hurdle price condition as discussed above were granted during 2006.*

A summary of the status of the stock option activity for the years ended December 31, 2007, 2006 and 2005 is presented below:

	2007		2006		2005	
	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price
Outstanding at beginning of year	240,102	$25.00	250,102	$25.00	260,000	$25.00
Exercised	(84,000)	$25.00	(10,000)	$25.00	(9,898)	$25.00
Outstanding at end of period	156,102	$25.00	240,102	$25.00	250,102	$25.00
Exercisable at end of period	156,102	$25.00	120,102	$25.00	130,102	$25.00

The weighted average remaining contractual life of stock options outstanding as of December 31, 2007 was 4.3 years. The total intrinsic value of stock options exercised during the years ended December 31, 2007, 2006 and 2005 was $3,922, $306 and $249, respectively.

A summary of the restricted stock units activity for the year ended December 31, 2007 is presented below:

	2007	
	Restricted Stock Units	Weighted Average Grant Date Fair Value
Outstanding at beginning of year	549,804	$25.84
Granted	35,070	73.09
Exercised	(92,504)	27.26
Forfeited	(3,050)	65.12
Outstanding at end of period	489,320	$28.72

As of December 31, 2007, there was $6,911 of unrecognized compensation expense related to unvested restricted stock units, which is expected to be recognized over a weighted-average period of 1.8 years. As of December 31, 2007, there was no unrecognized compensation expense related to stock options.

Under a deferral program, non-management directors may elect to defer up to 50% of annual retainer fees, committee fees and/or chairperson fees, for which the director is credited with a number of stock units based upon the closing price of Avatar's common stock on the due date of each payment. The number of stock units become distributable as shares of common stock upon the earlier of a date designated by the individual director or the date of the individual's separation from service as a director. Stock units of 1,372 and 273 shares were distributed to non-management directors during the years ended December 31, 2007 and 2006, respectively. The outstanding balance of stock units as of December 31, 2007 and 2006 was 4,617 and 3,849, respectively.

During March 2003, we entered into earnings participation award agreements with certain executive officers providing for stock awards relating to achievement of performance goals. These agreements were amended and restated as of April 15, 2005 and further amended and restated as of December 26, 2006. The cash award entitles the executives to a cash payment (subject to certain maximum limitations) with respect to each fiscal year beginning 2003 and ending 2007 equal to a percentage of the excess of Avatar's gross profit (as defined) over minimum levels established. Our gross profit for fiscal years 2007, 2006 and 2005 exceeded the minimum levels established. Compensation expense of $0, $186 and $4,670 related to this cash award was recorded for the years ended December 31, 2007, 2006 and 2005, respectively. As amended and restated, the stock award entitles the executives to receive a number of shares of our Common Stock having a fair market value (as defined) equal to a percentage of the excess of actual gross profit (as defined) from January 1, 2003 through December 31, 2007 over minimum levels established. The amendment on December 26, 2006 provides for the issuance of the stock award on two separate dates as opposed to a single issuance date as previously provided. The first date of issuance of the stock award is based on Avatar's financial results through September 30, 2007 and occurred November 12, 2007. The second date of issuance of the stock award, which is expected to occur during the first quarter of 2008, is based on Avatar's financial results through December 31, 2007, provided that the excess of actual gross profit (as defined) through December 31, 2007 exceeds the actual gross profit (as defined) through September 30, 2007. However, if the calculation of the stock award based on results through December 31, 2007 is less than the value determined for the first date of issuance, then repayment in cash will be required by the executive in an amount equal to the difference of such amounts. The excess of actual gross profit (as defined) through December 31, 2007 exceeded the actual gross profit (as defined) through September 30, 2007. Compensation expense of ($406), $13,478 and $351 was recorded for the years ended December 31, 2007, 2006 and 2005, respectively. During 2007, we reversed compensation expense previously recognized to adjust the amount of the stock award to the estimated number of shares as of November 12, 2007 (first date of issuance) in accordance with SFAS No. 123(R). The income tax benefit was reduced by $154 in the consolidated statements of income for the year ended December 31, 2007 for these awards. The income tax benefit recognized in the consolidated statements of income for the years ended December 31, 2006 and 2005 for these stock awards was $5,122 and $133, respectively.

NOTE M - INCOME TAXES

The components of income tax expense (benefit) from continuing operations for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	*2006*	*2005*
Current			
Federal	$ 3,663	$67,326	$27,498
State	612	11,394	4,653
Total current	4,275	78,720	32,151
Deferred			
Federal	7,730	4,538	(1,848)
State	1,292	768	(313)
Total deferred	9,022	5,306	(2,161)
Total income tax expense (benefit)	$13,297	$84,026	$29,990

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred income tax assets and liabilities as of December 31, 2007 and 2006 are as follows:

	2007	2006
Deferred income tax assets		
Tax over book basis of land inventory	$10,963	$11,259
Unrecoverable land development costs	2,683	2,521
Tax over book basis of depreciable assets	26	204
Executive incentive compensation	3,428	8,506
Other	709	1,403
Total deferred income tax assets	17,809	23,893
Deferred income tax liabilities		
Book over tax income recognized on sale of the Ocala Property	(24,355)	(23,798)
Net deferred income tax asset (liabilities)	$ (6,546)	$ 95

The decrease in deferred income tax assets during 2007 is primarily attributable to the exercise and issuance of restricted stock units and stock options. As of December 31, 2006, based on our tax planning strategy with respect to the deferred income tax liabilities of $23,798 from the sale of the Ocala Property, we determined that certain of our gross deferred tax assets, which had an associated valuation allowance of $14,053, were more-likely-than-not realizable resulting in the elimination of such valuation allowance. We believe the tax planning strategy is prudent and feasible and we have the ability and intent to purchase and sell, if necessary, replacement property to realize these deferred tax assets. During 2005, we decreased the valuation allowance by $2,947 which is primarily attributable to the tax over book basis of land inventory in Poinciana and to the tax over book basis of depreciable assets which were demolished being more-likely-than not realizable

Included in this change in valuation allowance was $611, which was credited to additional paid-in capital representing the benefit of utilizing deferred income tax assets, which were generated in years prior to reorganization on October 1, 1980.

The exercise and issuance of restricted stock units and stock options during 2007 and 2006 generated additional income tax benefits of $2,094 and $140, respectively, which is reflected as an increase to additional paid-in capital.

A reconciliation of income tax expense from continuing operations to the expected income tax expense at the federal statutory rate of 35% for each of the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	*2006*	*2005*
Income tax expense computed at statutory rate	$12,138	$90,563	$30,516
State income tax expense, net of federal benefit	1,180	7,657	2,562
Tax exempt interest	(928)	-	-
Change in valuation allowance on deferred tax assets	–	(14,053)	(2,947)
Other	907	(141)	(141)
Income tax expense	$13,297	$84,026	$29,990

We made income tax payments of approximately $22,850, $79,350 and $12,800 for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE N - COMMITMENTS AND CONTINGENCIES

We are involved in various pending litigation matters primarily arising in the normal course of our business. Although the outcome of these matters cannot be determined, management believes that the resolution of these matters will not have a material effect on our business or financial statements.

Performance bonds, issued by third party entities, are used primarily to guarantee our performance to construct improvements in our various communities. As of December 31, 2007, we had outstanding performance bonds of approximately $13,580. We do not believe that it is likely any of these outstanding performance bonds will be drawn upon.

NOTE O - OTHER MATTERS

At our communities of Solivita and Solivita West, tax-exempt bond financing is utilized to fund and manage portions of public infrastructure consisting primarily of stormwater management facilities, drainage works, irrigation facilities, and water and wastewater utilities. The bonds were issued by the Poinciana Community Development District and Poinciana West Community Development District (the "CDDs"), independent special-purpose units of county government, established and operating in accordance with Chapter 190 of the Florida Statutes. The bonds are serviced by non-ad valorem special assessments levied on certain developable and developed property within Solivita and Solivita West, and the assessments constitute a liability against the developable and developed property and are intended to secure the CDDs' ability to meet bond servicing obligations. In accordance with EITF 91-10, *"Accounting for Special Assessments and Tax Increment Financing"*, we record and pay the assessments on parcels owned by Avatar when such assessments are fixed and determinable. The assessments are not a liability of Avatar or any other landowner within the CDDs but are obligations secured by the land. For the developable and developed parcels Avatar owns within the CDDs, Avatar pays the assessments until such parcels are sold. After a sale by Avatar, Avatar no longer pays the assessments on the parcel sold and any future assessments become the responsibility of the new owner and its successors in title until the bonds are paid in full.

NOTE P - FINANCIAL INFORMATION RELATING TO INDUSTRY SEGMENTS

In accordance with SFAS No. 131, *"Disclosure about Segments of an Enterprise and Related Information"* (SFAS No. 131), our current real estate operations include the following segments: the development, sale and management of active adult communities; the development and sale of primary residential communities; and the sale of commercial, industrial or other land. In accordance with SFAS No. 131, our homebuilding operations in Arizona and our title insurance agency do not qualify as separate reportable segments and are included in "Primary Residential" and "Other Operations", respectively.

The following tables summarize our information for reportable segments for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Revenues:			
Segment revenues			
Primary residential	$158,642	$447,487	$309,608
Active adult communities	92,180	241,866	148,515
Commercial and industrial and other land sales	27,476	133,466	48,455
Other operations	3,215	7,405	6,668
	281,513	830,224	513,246
Unallocated revenues			
Interest income	8,144	3,363	1,419
Other	1,759	1,492	2,183
Total revenues	$291,416	$835,079	$516,848
Operating Income:			
Segment operating income			
Primary residential	$21,753	$131,078	$ 67,089
Active adult communities	13,653	58,955	15,002
Commercial and industrial and other land sales	21,870	108,305	25,770
Other operations	634	2,985	2,382
	57,910	301,323	110,243
Unallocated income (expenses)			
Equity earnings (loss) from unconsolidated joint venture	(60)	(193)	17,871
Interest income	8,144	3,363	1,419
General and administrative expenses	(25,387)	(36,306)	(27,142)
Interest expense	(172)	–	(475)
Other real estate expenses	(5,755)	(9,435)	(14,727)
Income from continuing operations before income taxes	$34,680	$258,752	$ 87,189

	December 31	
	2007	2006
Assets:		
Segment assets		
Primary residential	$215,879	$275,404
Active adult communities	139,053	146,278
Commercial and industrial and other land sales	9,297	10,230
Unallocated assets	342,312	319,160
Total assets	$706,541	$751,072

(a) Our businesses are primarily conducted in the United States.

(b) Identifiable assets by segment are those assets that are used in the operations of each segment.

(c) No significant part of the business is dependent upon a single customer or group of customers.

(d) Our homebuilding operations in Arizona and our title insurance agency do not qualify as separate reportable segments and are included in "Primary Residential" and "Other Operations".

(e) The caption "Unallocated assets" under the table depicting the segment assets represents the following as of December 31, 2007 and 2006 respectively: cash, cash equivalents and restricted cash of $193,860 and $202,585; land inventories of $95,174 and $86,624 (a majority of which is bulk land); property and equipment of $712 and $904; Parkway under development of $31,793 and $8,145; investment in unconsolidated joint ventures of $8,002 and $7,583; receivables of $5,969 and $3,920; deferred income taxes of $0 and $95; and prepaid expenses and other assets of $6,802 and $9,304. None of the foregoing qualifies as a reportable segment in accordance with SFAS No. 131.

(f) There is no interest expense from primary residential, active adult communities, and commercial, industrial and other land sales included in segment operating income/(loss) for 2007, 2006 and 2005.

(g) Included in segment operating profit/(loss) for 2007 is depreciation expense of $1,270, $2,113 and $44 from primary residential, active adult communities and unallocated corporate/other, respectively. Included in segment operating income/(loss) for 2006 is depreciation expense of $792, $1,906 and $393 from primary residential, active adult communities, and unallocated corporate/other, respectively. Included in segment operating income/(loss) for 2005 is depreciation expense of $629, $1,649 and $290 from primary residential, active adult communities and unallocated corporate/other, respectively.

(h) Goodwill of $1,684 as of December 31, 2007 and 2006 is included in segment assets for active adult communities.

NOTE Q - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of our financial instruments at December 31, 2007 and 2006 are as follows:

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 192,258	$ 192,258	$ 203,760	$ 203,760
Restricted cash	$ 3,161	$ 3,161	$ 3,637	$ 3,637
Receivables, net	$ 7,269	$ 7,269	$ 13,863	$ 13,863
Notes, mortgage notes and other debt:				
Corporate:				
4.50% Convertible Senior Notes	$ 114,800	$ 110,782	$ 120,000	$ 180,332
Real estate:				
Purchase Money Mortgage Note	$ 15,730	$ 15,730	$ 15,730	$ 13,276
5.50% Term Bonds payable	$ 236	$ 236	$ 1,195	$ 964
Unsecured Credit Facility	$ -	$ -	$ -	$ -

In estimating the fair value of financial instruments, we used the following methods and assumptions:

Cash and cash equivalents and restricted cash: The carrying amount reported in the consolidated balance sheets for cash approximates its fair value.

Receivables, net: The carrying amount reported in the consolidated balance sheets for receivables, net approximates its fair value since a significant portion of these receivables represents amounts in transit or due from title companies for house closings and contracts.

Convertible Senior Notes: At December 31, 2007 and 2006, the fair value of the 4.50% Notes estimated based on quoted or estimated market prices.

Real Estate Notes Payable: The carrying amounts of the purchase money mortgage note and 5.50% term bonds payable as of December 31, 2007 approximates the fair value since the purchase money mortgage note was repaid in January 2008 and the 5.50% term bonds relate to Sterling Hill community in which the homes related to this community are expected to be closed out in 2008. The fair values of the purchase money mortgage note and 5.50% term bonds payable as of December 31, 2006 are estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements.

NOTE R - QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 2007 and 2006 is as follows:

	2007 Quarter			
	First	Second	Third	Fourth
Net revenues	$ 92,445	$ 81,255	$ 57,455	$ 60,261
Expenses	(75,310)	(73,598)	(50,846)	(56,922)
Equity in earnings (losses) from unconsolidated joint ventures	43	(2)	(55)	(46)
Income from continuing operations before income taxes	17,178	7,655	6,554	3,293
Income tax expense	(6,070)	(2,384)	(3,470)	(1,373)
Net income	$ 11,108	$ 5,271	$ 3,084	$ 1,920
Earnings per share:				
Basic	$ 1.35	$ 0.64	$ 0.37	$ 0.23
Diluted	$ 1.08	$ 0.55	$ 0.35	$ 0.22

	2006 Quarter			
	First	Second	Third	Fourth
Net revenues	$155,214	$170,689	$158,312	$350,864
Expenses	(121,634)	(126,571)	(120,875)	(207,054)
Equity in earnings (losses) from unconsolidated joint venture	1,630	90	165	(2,078)
Income from continuing operations before income taxes	35,210	44,208	37,602	141,732
Income tax expense	(10,574)	(17,025)	(14,749)	(41,678)
Net income	$24,636	$ 27,183	$ 22,853	$100,054
Earnings per share:				
Basic	$ 3.01	$ 3.32	$ 2.79	$ 12.21
Diluted	$ 2.39	$ 2.62	$ 2.21	$ 9.27

(1) Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with the per share amounts for the year.

(2) During the fourth quarter of 2006, based on our tax planning strategy with respect to the deferred income tax liabilities of $23,798 from the sale of the Ocala Property, we determined that certain of our gross deferred tax assets, which had an associated valuation allowance of $14,053, were more-likely-than-not realizable resulting in the elimination of such valuation allowance. We believe the tax planning strategy is prudent and feasible and we have the ability and intent to purchase and sell, if necessary, replacement property to realize these deferred tax assets.

NOTE S - DISCONTINUED OPERATIONS

During the fourth quarter of 2005, we sold the stock of Rio Rico Utilities, Inc., our water and wastewater utilities operations in Rio Rico, Arizona, for a sales price of approximately $8,674. The pre-tax loss of approximately $2,472 on this sale and the operating results for 2005 has been reported as discontinued operations in the accompanying consolidated statements of income. Revenues from Rio Rico Utilities for 2005 were $2,710. These operations were previously reported as "Other Operations" in accordance with SFAS No. 131.

During the fourth quarter of 2005, we closed on the sale of substantially all of the assets of our shopping center located in Poinciana for a sales price of approximately $6,000. The pre-tax gain of approximately $4,702 on this sale and the operating results for 2005 have been reported as discontinued operations in the accompanying consolidated statements of income. Discontinued operations included revenues from operations of $879 for the year ended December 31, 2005. These operations were previously reported as "Other Operations" in accordance with SFAS No. 131.

During the fourth quarter of 2005, we closed on the sale of substantially all of the assets of our mini storage facility located in Poinciana for a sales price of approximately $9,125. The pre-tax gain of approximately $6,092 on this sale and the operating results for 2005 have been reported as discontinued operations in the accompanying consolidated statements of income. Discontinued operations included the revenues from operations of $331 for the year ended December 31, 2005. We developed and constructed the mini storage facility and commenced operations in April 2005.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective for the purpose of ensuring that material information required to be in this report is made known to our management, including our Chief Executive Officer and Chief Financial Officer, and others, as appropriate, to allow timely decisions regarding required disclosures and are effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have determined that, during the fiscal quarter ended December 31, 2007, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) that have affected, or are reasonably likely to affect, materially, our internal control over financial reporting.

See Item 8. "Financial Statements and Supplementary Data" for "Management's Report on Internal Control over Financial Reporting" and the "Report of Independent Registered Public Accounting Firm", as it relates to internal control over financial reporting, incorporated herein by reference.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

A. Identification of Directors

The information called for in this Item is incorporated by reference to Avatar's 2008 definitive proxy statement to be filed with the Securities and Exchange Commission on or before April 29, 2008.

B. Identification of Executive Officers

For information with respect to the executive officers of Avatar, see "Executive Officers of the Registrant" at the end of Part I of this report.

C. Compliance with Section 16(a) of the Exchange Act

The information required by this Item is incorporated by reference to Avatar's 2008 definitive proxy statement to be filed with the Securities and Exchange Commission on or before April 29, 2008.

D. Code of Ethics

The information required by this Item is incorporated by reference to Avatar's 2008 definitive proxy statement to be filed with the Securities and Exchange Commission on or before April 29, 2008.

ITEM 11. EXECUTIVE COMPENSATION

The information called for by this Item is incorporated by reference to Avatar's 2008 definitive proxy statement to be filed with the Securities and Exchange Commission on or before April 29, 2008.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information called for by this Item is incorporated by reference to Avatar's 2008 definitive proxy statement to be filed with the Securities and Exchange Commission on or before April 29, 2008.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information called for by this Item is incorporated by reference to Avatar's 2008 definitive proxy statement to be filed with the Securities and Exchange Commission on or before April 29, 2008.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information called for by this Item is incorporated by reference to Avatar's 2008 definitive proxy statement to be filed with the Securities and Exchange Commission on or before April 29, 2008.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) *Financial Statements and Schedules:*

See Item 8. "Financial Statements and Supplementary Data" of this report.

(a) (2) *Financial Statements Schedules:*

Schedule II - Valuation and Qualifying Accounts

Consolidated financial statements of Ocean Palms, LLC for the years ended December 31, 2007 (unaudited), 2006 and 2005.

Schedules other than those listed above are omitted, since the information required is not applicable or is included in the financial statements or notes thereto.

Exhibits:

3(a) * Certificate of Incorporation, as amended and restated May 28, 1998 (filed as Exhibit 3(a) to Form 10-Q for the quarter ended June 30, 1998 (File No. 0-7616), and incorporated herein by reference).

3(b) * Certificate of Amendment of Restated Certificate of Incorporation, dated May 26, 2000 (filed as Exhibit 3(a) to Form 10-Q for the quarter ended June 30, 2000 (File No. 0-7616), and incorporated herein by reference).

3(c) * Amended and Restated By-laws as of March 5, 2004 (filed as Exhibit 3(d) to Form 10-K for the year ended December 31, 2003 (File No. 0-7616), and incorporated herein by reference).

4(a) * Indenture, dated March 30, 2004, between Avatar Holdings Inc. and JPMorgan Chase Bank, in respect of 4.50% Convertible Senior Notes due 2024 (filed as Exhibit 4.1 to Form 10-Q for the quarter ended March 31, 2004 (File No. 0-7616), and incorporated herein by reference).

4(b) * Credit Agreement dated as of September 20, 2005 by and among Avatar Properties Inc. (as Borrower), joined by Avatar Holdings Inc. (as Guarantor) and Wachovia Bank, National Association (as Administrative Agent and Lender), Guaranty Bank (as Syndication Agent and Lender), Franklin Bank (as Lender) and Wachovia Capital Markets, LLC (as Lead Arranger) (filed as Exhibit 10.1 to Form 8-K dated September 23, 2005 (File No. 0-7616), and incorporated herein by reference).

4(c) * Guaranty Agreement dated as of September 20, 2005 made by Avatar Holdings Inc. in favor of the lending institutions identified therein (the Lenders) and Wachovia Bank, National Association (the Agent) (filed as Exhibit 10.2 to Form 8-K dated September 23, 2005 (File No. 0-7616), and incorporated herein by reference).

4(d) * Commitment and Acceptance dated as of October 21, 2005 by and among Avatar Holdings Inc., its wholly-owned subsidiary, Avatar Properties Inc. (as Borrower),Wachovia Bank, National Association (as Administrative Agent and Lender), and certain financial institutions (filed as Exhibit 10.3 to Form 10-Q for the quarter ended September 30, 2005 (File No. 0-7616), and incorporated herein by reference).

4(e) * Restated Guaranty Agreement dated as of October 21, 2005 made by Avatar Holdings Inc. in favor of the lending institutions identified therein (the Lenders) and Wachovia Bank, National Association (the Agent) (filed as Exhibit 10.4 to Form 10-Q for the quarter ended September 30, 2005 (File No. 0-7616), and incorporated herein by reference).

4(f) * First Amendment to Credit Agreement dated as of May 25, 2006 by and among Avatar Properties Inc. (as Borrower), joined by Avatar Holdings Inc. (as Guarantor), Wachovia Capital Markets, LLC (as Lead Arranger), Wachovia Bank, National Association (as Administrative Agent and Lender), Guaranty Bank (as Syndication Agent and Lender), Franklin Bank (as Lender) (filed as Exhibit 4(f) to Form 10-K for the year ended December 31, 2006 (File No. 0-7616), incorporated herein by reference).

4(g) * Second Amendment to Credit Agreement and Consent to Extension dated as of August 28, 2006 by and among Avatar Properties Inc. (as Borrower), joined by Avatar Holdings Inc. (as Guarantor) and Wachovia Bank, National Association (as Administrative Agent acting on behalf of the Lenders) (filed as Exhibit 4(g) to Form 10-K for the year ended December 31, 2006 (File No. 0-7616), incorporated herein by reference).

4(h) * Consent and Waiver dated as of December 4, 2006 by and among Avatar Properties Inc. (as Borrower), joined by Avatar Holdings Inc. (as Guarantor) and Wachovia Bank, National Association (as Administrative Agent and Lender), Guaranty Bank (as Lender) and Franklin Bank (as Lender) (filed as Exhibit 4(h) to Form 10-K for the year ended December 31, 2006 (File No. 0-7616), incorporated herein by reference).

4(i) * Third Amendment to Credit Agreement and Consent and Waiver, dated as of August 14, 2007, by and among Avatar Properties Inc. (as Borrower), Avatar Holdings Inc. (as Guarantor), Wachovia Bank, National Association (as Lender and as Administrative Agent acting on behalf of the Lenders), Guaranty Bank (as Lender), and Franklin Bank, SSB (as Lender) (filed as Exhibit 10.1 to Form 8-K dated August 20, 2007 (File No. 0-7616), and incorporated herein by reference).

10(a) *1 Nonqualified Stock Option Agreement, dated as of February 19, 1999, by and between Avatar Holdings Inc. and Jonathan Fels (filed as Exhibit 10(p) to Form 10-K for the year ended December 31, 1998 (File No. 0-7616), and incorporated herein by reference).

10(b) *1 Nonqualified Stock Option Agreement, dated as of February 19, 1999, by and between Avatar Holdings Inc. and Michael Levy (filed as Exhibit 10(s) to Form 10-K for the year ended December 31, 1998 (File No. 0-7616), and incorporated herein by reference).

10(c) *1 Nonqualified Stock Option Agreement, dated as of February 19, 1999, by and between Avatar Holdings Inc. and Dennis J. Getman (filed as Exhibit 10(w) to Form 10-K for the year ended December 31, 1998 (File No. 0-7616), and incorporated herein by reference).

10(d) *1 Amended and Restated 1997 Incentive and Capital Accumulation Plan (filed as Exhibit 10(a) to Form 10-Q for the quarter ended June 30, 1999 (File No. 0-7616), and incorporated herein by reference).

10(e) *1 Amendment to Amended and Restated 1997 Incentive and Capital Accumulation Plan (filed as Exhibit 10(a) to Form 10-Q for the quarter ended June 30, 1999 (filed as Exhibit 99.3 to Registration Statement on Form S-8 (File No. 333-63278), filed on June 19, 2001, and incorporated herein by reference).

10(f) *1 Restricted Stock Unit Agreement, dated as of December 7, 1998, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10(b) to Form 10-Q for the quarter ended June 30, 1999 (File No. 0-7616), and incorporated herein by reference).

10(g) *1 Cash Bonus Award Agreement, dated October 20, 2000, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10(aa) to Form 10-K for the year ended December 31, 2000 (File No. 0-7616), and incorporated herein by reference).

10(h) *1 Amended and Restated Restricted Stock Unit Agreement, dated as of October 20, 2000, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10(ab) to Form 10-K for the year ended December 31, 2000 (File No. 0-7616), and incorporated herein by reference).

10(i) *1 Restricted Stock Unit Agreement, dated October 20, 2000, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10(ac) to Form 10-K for the year ended December 31, 2000 (File No. 0-7616), and incorporated herein by reference).

10(j) *1 Cash Bonus Award Agreement, dated October 20, 2000, between Avatar Holdings Inc. and Jonathan Fels (filed as Exhibit 10(ae) to Form 10-K for the year ended December 31, 2000 (File No. 0-7616), and incorporated herein by reference).

10(k) *1 Cash Bonus Award Agreement, dated October 20, 2000, between Avatar Holdings Inc. and Michael Levy (filed as Exhibit 10(ag) to Form 10-K for the year ended December 31, 2000 (File No. 0-7616), and incorporated herein by reference).

10(l) *1 Executive Incentive Compensation Plan (filed as Exhibit 10(a) to Form 10-Q for the quarter ended June 30, 2001 (File No. 0-7616), and incorporated herein by reference).

10(m) *1 Amendment to Amended and Restated Restricted Stock Unit Agreement, dated as of March 27, 2003, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.2 to Form 10-Q for the quarter ended March 31, 2003 (File No. 0-7616), and incorporated herein by reference).

10(n) *1 Earnings Participation Award Agreement, dated as of March 27, 2003, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.3 to Form 10-Q for the quarter ended March 31, 2003 (File No. 0-7616), and incorporated herein by reference).

10(o) *1 Restricted Stock Unit Agreement (50,000 units), dated as of March 27, 2003, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.4 to Form 10-Q for the quarter ended March 31, 2003 (File No. 0-7616), and incorporated herein by reference).

10(p) *1 Restricted Stock Unit Agreement (23,700 units), dated as of March 27, 2003, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.6 to Form 10-Q for the quarter ended March 31, 2003 (File No. 0-7616), and incorporated herein by reference).

10(q) *1 Restricted Stock Unit Agreement (20,000 units), dated as of March 27, 2003, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.7 to Form 10-Q for the quarter ended March 31, 2003 (File No. 0-7616), and incorporated herein by reference).

10(r) *1 Restricted Stock Unit Agreement (15,000 units), dated as of March 27, 2003, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.8 to Form 10-Q for the quarter ended March 31, 2003 (File No. 0-7616), and incorporated herein by reference).

10(s) *1 Restricted Stock Unit Agreement (16,300 units), dated as of March 27, 2003, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.9 to Form 10-Q for the quarter ended March 31, 2003 (File No. 0-7616), and incorporated herein by reference).

10(t) *1 Earnings Participation Award Agreement, dated as of March 6, 2003, between Avatar Holdings Inc. and Jonathan Fels (filed as Exhibit 10.11 to Form 10-Q for the quarter ended March 31, 2003 (File No. 0-7616), and incorporated herein by reference).

10(u) *1 Nonqualified Stock Option Agreement, dated as of March 13, 2003, between Avatar Holdings Inc. and Jonathan Fels (filed as Exhibit 10.12 to Form 10-Q for the quarter ended March 31, 2003 (File No. 0-7616), and incorporated herein by reference).

10(v) *1 Restricted Stock Unit Agreement, dated as of March 27, 2003, between Avatar Holdings Inc. and Jonathan Fels (filed as Exhibit 10.13 to Form 10-Q for the quarter ended March 31, 2003 (File No. 0-7616), and incorporated herein by reference).

10(w) *1 Earnings Participation Award Agreement, dated as of March 6, 2003, between Avatar Holdings Inc. and Michael Levy (filed as Exhibit 10.15 to Form 10-Q for the quarter ended March 31, 2003 (File No. 0-7616), and incorporated herein by reference).

10(x) *1 Nonqualified Stock Option Agreement, dated as of March 13, 2003, between Avatar Holdings Inc. and Michael Levy (filed as Exhibit 10.16 to Form 10-Q for the quarter ended March 31, 2003 (File No. 0-7616), and incorporated herein by reference).

10(y) *1 Restricted Stock Unit Agreement, dated as of March 27, 2003, between Avatar Holdings Inc. and Michael Levy (filed as Exhibit 10.17 to Form 10-Q for the quarter ended March 31, 2003 (File No. 0-7616), and incorporated herein by reference).

10(z) *1 Employment Agreement, dated as of September 11, 2003, between Avatar Holdings Inc. and Dennis J. Getman (filed as Exhibit 10(ab) to Form 10-K for the year ended December 31, 2006 (File No. 0-7616), incorporated herein by reference). Portions of this exhibit have been omitted pursuant to a grant of confidential treatment.

10(aa) *1 Restricted Stock Unit Agreement, dated as of September 11, 2003 between Avatar Holdings Inc. and Dennis J. Getman (filed as Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 2003 (File No. 0-7616), and incorporated herein by reference).

10(ab) 1 Restricted Stock Unit Agreement, dated as of July 22, 2004, between Avatar Holdings Inc. and Charles McNairy (filed as Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2004 (File No. 0-7616), and incorporated herein by reference).

10(ac) *1 Side Letter, dated as of July 22, 2004, between Avatar Holdings Inc. and Charles McNairy (filed as Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2004 (File No. 0-7616), and incorporated herein by reference).

10(ad) *1 Restricted Stock Unit Agreement, dated as of July 22, 2004, between Avatar Holdings Inc. and Juanita Kerrigan (filed as Exhibit 10.3 to Form 10-Q for the quarter ended June 30, 2004 (File No. 0-7616), and incorporated herein by reference).

10(ae) *1 First Amendment to Employment Agreement, dated as of August 11, 2004, between Avatar Holdings Inc. and Dennis J. Getman (filed as Exhibit 10(ag) to Form 10-K for the year ended December 31, 2006 (File No. 0-7616), incorporated herein by reference). Portions of this exhibit have been omitted pursuant to a grant of confidential treatment.

10(af) *1 Amended and Restated 1997 Incentive and Capital Accumulation Plan (2005 Restatement) (filed as Exhibit 10.1 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

10(ag) 1 2005 Executive Incentive Compensation Plan (filed as Exhibit 10.2 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

10(ah) *1 Letter Agreement, dated as of May 20, 2005, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.3 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

10(ai) *1 Amended and Restated Employment Agreement, dated as of April 15, 2005, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.4 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

10(aj) *1 Amended and Restated Earnings Participation Award Agreement, dated as of April 15, 2005, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.5 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

10(ak) *1 Change in Control Award Agreement, dated as of April 15, 2005, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.6 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

10(al) *1 2008-2010 Earnings Participation Award Agreement, dated as of April 15, 2005, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.7 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

10(am) *1 Restricted Stock Unit Agreement (30,000 units @ $65.00), dated as of April 15, 2005, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.8 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

10(an) *1 Restricted Stock Unit Agreement (30,000 units @ $72.50), dated as of April 15, 2005, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.9 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

10(ao) *1 Restricted Stock Unit Agreement (30,000 units @ $80.00), dated as of April 15, 2005, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.10 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

10(ap) *1 Letter Agreement, dated as of May 20, 2005, among Avatar Holdings Inc., Avatar Properties Inc. and Jonathan Fels (filed as Exhibit 10.11 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

10(aq) *1 Amended and Restated Employment Agreement, dated as of April 15, 2005, between Avatar Properties Inc. and Jonathan Fels (filed as Exhibit 10.12 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

10(ar) *1 Amended and Restated Earnings Participation Award Agreement, dated as of April 15, 2005, between Avatar Holdings Inc. and Jonathan Fels (filed as Exhibit 10.13 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

10(as) *1 Change in Control Award Agreement, dated as of April 15, 2005, between Avatar Holdings Inc. and Jonathan Fels (filed as Exhibit 10.14 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

10(at) *1 2008-2010 Earnings Participation Award Agreement, dated as of April 15, 2005, between Avatar Holdings Inc. and Jonathan Fels (filed as Exhibit 10.15 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

10(au) *1 Restricted Stock Unit Agreement (25,000 units @ $65.00), dated as of April 15, 2005, between Avatar Holdings Inc. and Jonathan Fels (filed as Exhibit 10.16 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

10(av) *1 Restricted Stock Unit Agreement (25,000 units @ $72.50), dated as of April 15, 2005, between Avatar Holdings Inc. and Jonathan Fels (filed as Exhibit 10.17 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

10(aw) *1 Restricted Stock Unit Agreement (25,000 units @ $80.00), dated as of April 15, 2005, between Avatar Holdings Inc. and Jonathan Fels (filed as Exhibit 10.18 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

10(ax) *1 Letter Agreement, dated as of May 20, 2005, among Avatar Holdings Inc., Avatar Properties Inc. and Michael Levy (filed as Exhibit 10.19 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

10(ay) *1 Amended and Restated Employment Agreement, dated as of April 15, 2005, between Avatar Properties Inc. and Michael Levy (filed as Exhibit 10.20 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

10(az) *1 Amended and Restated Earnings Participation Award Agreement, dated as of April 15, 2005, between Avatar Holdings Inc. and Michael Levy (filed as Exhibit 10.21 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

10(ba) *1 Change in Control Award Agreement, dated as of April 15, 2005, between Avatar Holdings Inc. and Michael Levy (filed as Exhibit 10.22 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

10(bb) *1 2008-2010 Earnings Participation Award Agreement, dated as of April 15, 2005, between Avatar Holdings Inc. and Michael Levy (filed as Exhibit 10.23 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

10(bc) *1 Restricted Stock Unit Agreement (25,000 units @ $65.00), dated as of April 15, 2005, between Avatar Holdings Inc. and Michael Levy (filed as Exhibit 10.24 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

10(bd) *1 Restricted Stock Unit Agreement (25,000 units @ $72.50), dated as of April 15, 2005, between Avatar Holdings Inc. and Michael Levy (filed as Exhibit 10.25 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

10(be) *1 Restricted Stock Unit Agreement (25,000 units @ $80.00), dated as of April 15, 2005, between Avatar Holdings Inc. and Michael Levy (filed as Exhibit 10.26 to Form 8-K dated May 24, 2005 (File No. 0-7616), and incorporated herein by reference).

10(bf) *1 Form of Deferred Compensation Agreement for Non-Employee Directors' Fees (filed as Exhibit 10.1 to Form 8-K dated June 13, 2005 (File No. 0-7616), and incorporated herein by reference).

10(bg) *1 Form of Non-Employee Director Restricted Stock Unit Agreement (filed as Exhibit 10.2 to Form 8-K dated June 13, 2005 (File No. 0-7616), and incorporated herein by reference).

10(bh) *1 First Amendment, dated as of September 28, 2005, to the 2005 Amended and Restated Employment Agreement, dated as of April 15, 2005, between Avatar Properties Inc. and Jonathan Fels (filed as Exhibit 10.5 to Form 10-Q for the quarter ended September 30, 2005 (File No. 0-7616), and incorporated herein by reference).

10(bi) *1 First Amendment, dated as of September 28, 2005, to the 2005 Amended and Restated Employment Agreement, dated as of April 15, 2005, between Avatar Properties Inc. and Michael Levy (filed as Exhibit 10.6 to Form 10-Q for the quarter ended September 30, 2005 (File No. 0-7616), and incorporated herein by reference).

10(bj) *1 Amended Form of Non-Employee Director Restricted Stock Unit Agreement, dated May 25, 2006 (260 RSU's) (filed as Exhibit 10.1 to Form 8-K dated May 26, 2006 (File No. 0-7616), and incorporated by reference).

10(bk) *1 Director Compensation (filed as Exhibit 10.2 to Form 8-K dated May 26, 2006 (File No. 0-7616), and incorporated by reference).

10(bl) *1 Option Agreement, dated October 20, 2006, between Avatar Properties Inc. and The Nature Conservancy (filed as Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 2006 (File No. 0-7616), and incorporated by reference).

10(bm) *1 Amendment to the Amended and Restated Employment Agreement, dated as of December 26, 2006, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.1 to Form 8-K dated December 28, 2006 (File No. 0-7616), and incorporated by reference).

10(bn) *1 Second Amended and Restated Earnings Participation Award Agreement, dated as of December 26, 2006, between Avatar Holdings Inc. and Gerald D. Kelfer (filed as Exhibit 10.2 to Form 8-K dated December 28, 2006 (File No. 0-7616), and incorporated by reference).

10(bo) *1 Second Amendment to the 2005 Amended and Restated Employment Agreement, dated as of December 26, 2006, between Avatar Properties Inc. and Jonathan Fels (filed as Exhibit 10.3 to Form 8-K dated December 28, 2006 (File No. 0-7616), and incorporated by reference).

10(bp) *1 Second Amended and Restated Earnings Participation Award Agreement, dated as of December 26, 2006, between Avatar Holdings Inc. and Jonathan Fels (filed as Exhibit 10.4 to Form 8-K dated December 28, 2006 (File No. 0-7616), and incorporated by reference).

10(bq) *1 Second Amendment to the 2005 Amended and Restated Employment Agreement, dated as of December 26, 2006, between Avatar Properties Inc. and Michael F. Levy (filed as Exhibit 10.5 to Form 8-K dated December 28, 2006 (File No. 0-7616), and incorporated by reference).

10(br) *1 Second Amended and Restated Earnings Participation Award Agreement, dated as of December 26, 2006, between Avatar Holdings Inc. and Michael F. Levy (filed as Exhibit 10.6 to Form 8-K dated December 28, 2006 (File No. 0-7616), and incorporated by reference).

10(bs) *1 Letter Agreement dated December 21, 2006, amending Employment Agreement dated as of September 11, 2003, as amended August 11, 2004, between Avatar Holdings Inc. and Dennis J. Getman (filed as Exhibit 10.7 to Form 8-K dated December 28, 2006 (File No. 0-7616), and incorporated by reference).

10(bt) *1 Employment Agreement, dated as of November 8, 2006, between Avatar Holdings Inc. and Patricia Kimball Fletcher (filed as Exhibit 10(bx) to Form 10-K for the year ended December 31, 2006 (File No. 0-7616), incorporated herein by reference).

10(bu) *1 Restricted Stock Unit Agreement, dated as of November 8, 2006, between Avatar Holdings Inc. and Patricia Kimball Fletcher (filed as Exhibit 10(by) to Form 10-K for the year ended December 31, 2006 (File No. 0-7616), incorporated herein by reference).

10(bv) *1 Letter Agreement, dated as of November 8, 2006, among Avatar Holdings Inc. and Patricia Kimball Fletcher (filed as Exhibit 10(bz) to Form 10-K for the year ended December 31, 2006 (File No. 0-7616), incorporated herein by reference).

10(bw) * Poinciana Parkway Regulatory Agreement dated as of December 15, 2006 by and between Osceola County, Florida and Avatar Properties Inc. (filed as Exhibit 10(ca) to Form 10-K for the year ended December 31, 2006 (File No. 0-7616), incorporated herein by reference).

10(bx) * Poinciana Parkway Regulatory Agreement dated as of December 15, 2006 by and between Polk County, Florida and Avatar Properties Inc. (filed as Exhibit 10(cb) to Form 10-K for the year ended December 31, 2006 (File No. 0-7616), incorporated herein by reference).

10(by) *1 Amended and Restated Employment Agreement, dated as of December 28, 2006, between Avatar Holdings Inc. and Dennis J. Getman (filed as Exhibit 10(cc) to Form 10-K for the year ended December 31, 2006 (File No. 0-7616), incorporated herein by reference). Portions of this exhibit have been omitted pursuant to a grant of confidential treatment.

10(bz) *1 Stock Award Agreement, dated as of December 28, 2006, between Avatar Holdings Inc. and Dennis J. Getman (filed as Exhibit 10(cd) to Form 10-K for the year ended December 31, 2006 (File No. 0-7616), incorporated herein by reference). Portions of this exhibit have been omitted pursuant to a grant for confidential treatment.

10(ca) *1 Severance Arrangement with respect to Charles L. McNairy (filed as Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2007 (File No. 0-7616), incorporated herein by reference).

10(cb) *1 Director Compensation (filed as Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2007 (File No. 0-7616), incorporated herein by reference).

10(cc) *1 Employment Agreement, dated June 26, 2007, between Avatar Holdings Inc. and Randy Kotler (filed as Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2007 (File No. 0-7616), incorporated herein by reference).

10(cd) *1 Restricted Stock Unit Agreement (2,500 units @ $79.89), dated June 26, 2007, between Avatar Holdings Inc. and Randy Kotler (filed as Exhibit 10.3 to Form 10-Q for the quarter ended June 30, 2007 (File No. 0-7616), incorporated herein by reference).

10(ce) *1 Restricted Stock Unit Agreement (2,500 units @ $83.89), dated June 26, 2007, between Avatar Holdings Inc. and Randy Kotler (filed as Exhibit 10.4 to Form 10-Q for the quarter ended June 30, 2007 (File No. 0-7616), incorporated herein by reference).

10(cf) *1 Restricted Stock Unit Agreement (2,500 units @ $88.08), dated June 26, 2007, between Avatar Holdings Inc. and Randy Kotler (filed as Exhibit 10.5 to Form 10-Q for the quarter ended June 30, 2007 (File No. 0-7616), incorporated herein by reference).

10(cg) *1 Amendment to the Amended and Restated Employment Agreement, dated June 29, 2007, between Avatar Holdings Inc. and Dennis J. Getman. (filed as Exhibit 10.6 to Form 10-Q for the quarter ended June 30, 2007 (File No. 0-7616), incorporated herein by reference). Portions of this exhibit have been omitted pursuant to a grant of confidential treatment.

10(ch) *1 Amendment to the Restricted Stock Unit Agreement, dated as of July 26, 2007, between Avatar Holdings Inc. and Charles L. McNairy (filed as Exhibit 10.7 to Form 10-Q for the quarter ended June 30, 2007 (File No. 0-7616), incorporated herein by reference).

10(ci) *1 Amendment to Avatar Holdings Inc. Amended and Restated 1997 Incentive and Capital Accumulation Plan (2005 Restatement) (filed as Exhibit 10.1 to Form 8-K dated June 4, 2007 (File No. 0-7616), and incorporated herein by reference).

21 Subsidiaries of Registrant (filed herewith).

23.1 Consent of Independent Registered Public Accounting Firm (filed herewith).

23.2 Consent of Independent Certified Public Accountants (filed herewith).

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32.1 Certification of Chief Executive Officer required by 18 U.S.C. Section 1350 (as adopted by Section 906 of the Sarbanes-Oxley Act of 2002) (furnished herewith).

32.2 Certification of Chief Financial Officer required by 18 U.S.C. Section 1350 (as adopted by Section 906 of the Sarbanes-Oxley Act of 2002) (furnished herewith).

* These exhibits are incorporated by reference and are on file with the Securities and Exchange Commission.
1 Management contract or compensatory plan or arrangement.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
AVATAR HOLDINGS INC. AND SUBSIDIARIES
(Dollars in thousands)

	Balance at Beginning of Period	*Charged to Cost and Expenses*	*Deduction/ (Addition)*	*Balance at End of Period*
Year ended December 31, 2007:				
Deducted from asset accounts:				
Deferred gross profit on homesite sales	$ 69	$ (50) (1)	$ (9) (2)	$ 28
Allowance for doubtful accounts	287	–	$ (25) (2)	312
Total	$ 356	$ (50)	$ (34)	$ 340
Year ended December 31, 2006:				
Deducted from asset accounts:				
Deferred gross profit on homesite sales	$ 125	$ (96) (1)	$ (40) (2)	$ 69
Allowance for doubtful accounts	343	–	56 (3)	287
Valuation allowance for deferred tax assets	$14,053	–	14,053 (4)	–
Total	$14,521	$ (96)	$14,069	$ 356
Year ended December 31, 2005:				
Deducted from asset accounts:				
Deferred gross profit on homesite sales	$ 379	$ (298) (1)	$ (44) (2)	$ 125
Allowance for doubtful accounts	697	–	354 (3)	343
Valuation allowance for deferred tax assets	17,000	–	2,947	14,053
Total	$18,076	$ (298)	$ 3,257	$14,521

(1) (Credit) charge to operations as an (increase) decrease to revenues.

(2) Charge to operations as an increase to real estate expenses.

(3) Uncollectible accounts written off.

(4) As of December 31, 2006, based on our tax planning strategy with respect to the deferred income tax liabilities of $23,798 from the sale of the Ocala Property, we determined that certain of our gross deferred tax assets, which had an associated valuation allowance of $14,053, were more-likely-than-not realizable resulting in the elimination of such valuation allowance. We believe the tax planning strategy is prudent and feasible and we have the ability and intent to purchase and sell, if necessary, replacement property to realize these deferred tax assets.

Unaudited Consolidated Financial Statements of Ocean Palms, LLC for the Year Ended December 31, 2007 and Audited Consolidated Financial Statements of Ocean Palms, LLC for the Years Ended December 31, 2006 and 2005.

Report of Independent Certified Public Accountants

The Members
Ocean Palms, LLC

We have audited the accompanying consolidated balance sheet of Ocean Palms, LLC and subsidiary (the LLC) as of December 31, 2006, and the related consolidated statements of income, changes in members' (deficit) capital, and cash flows for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the LLC's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Ocean Palms, LLC at December 31, 2006, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Ernst & Young LLP
West Palm Beach, Florida
February 16, 2007

OCEAN PALMS, LLC
Consolidated Balance Sheets

	December 31	
	2007 (Unaudited)	2006
Assets		
Cash and cash equivalents	$ 55,946	$ 227,245
Sales center	$ 389,942	168,307
Other assets	9,883	13,883
Total assets	$ 455,771	$ 409,435
Liabilities and members' capital (deficit)		
Accounts payable	$ 235,384	$ 87,964
Estimated condomimium development expenditures to be incurred	-	526,827
Total liabilities	235,384	614,791
Commitments and contingencies		
Member's capital (deficit)	220,387	(205,356)
Total liabilities and members' capital (deficit)	$ 455,771	$ 409,435

See accompanying notes.

OCEAN PALMS, LLC
Consolidated Statements of Income

	For the Year Ended December 31		
	2007 (Unaudited)	2006	2005
Revenues			
Sales of condominiums	$ 153,500	$ 6,255,456	$ 106,275,933
Resale commission revenues, net	108,900	563,297	2,457,493
Interest and other income	-	431,850	631,401
Total revenues	262,400	7,250,603	109,364,827
Operating expenses			
Cost of condominium sales	-	4,538,741	70,431,071
Advertising and promotion	111,436	42,073	162,515
General and administrative	81,721	69,613	136,723
Total operating expenses	193,157	4,650,427	70,730,309
Net Income	$ 69,243	$ 2,600,176	$ 38,634,518

See accompanying notes.

OCEAN PALMS, LLC

Consolidated Statements of Changes in Members' (Deficit) Capital

	Avatar Ocean Palms, Inc.	*Plaza Luxury Group, Inc.*	*Total*
Members' capital at December 31, 2004	$ 33,936,440	$ 16,593,574	$ 50,530,014
Net income	17,954,783	20,679,735	38,634,518
Distributions	(4,528,561)	(354,913)	(4,883,474)
Members' capital at December 31, 2005	47,362,662	36,918,396	84,281,058
Net income	1,573,052	1,027,124	2,600,176
Distributions	(49,038,392)	(38,048,198)	(87,086,590)
Members' deficit at December 31, 2006	(102,678)	(102,678)	(205,356)
Net income (unaudited)	34,621	34,622	69,243
Distributions (unaudited)	178,250	178,250	356,500
Members' capital at December 31, 2007 (Unaudited)	$ 110,193	$ 110,194	$ 220,387

See accompanying notes.

OCEAN PALMS, LLC
Consolidated Statements of Cash Flows

	For the Year Ended December 31		
	2007 (Unaudited)	2006	2005
Operating activities			
Net income	$ 69,243	$ 2,600,176	$ 38,634,518
Adjustments to reconcile net income			
to net cash provided by (used in) operating activities:			
Changes in operating assets and liabilities:			
Restricted cash	-	28,885,165	(9,408,543)
Condominium development in process	(748,462)	(7,308,953)	23,331,580
Customer receivables	-	146,114,255	(85,278,140)
Due from related party	-	455,000	(455,000)
Other assets	4,000	446,297	776,622
Accounts payable	147,420	(3,962,479)	(1,841,654)
Construction retainage payable	-	(3,792,825)	1,324,492
Other liabilities	-	(750,000)	-
Customer deposits	-	-	-
Net cash provided by (used in) operating activities	(527,799)	162,686,636	(32,916,125)
Financing activities			
Proceeds from construction loan	-	5,115,357	38,664,377
Payments of construction loan	-	(78,860,671)	-
Payments of notes payable	-	(2,700,000)	-
Contributions from (distributions to) members	356,500	(87,086,590)	(4,883,474)
Net cash (used in) provided by financing activities	356,500	(163,531,904)	33,780,903
Net (decrease) increase in cash and cash equivalents	(171,299)	(845,268)	864,778
Cash and cash equivalents at beginning of year	227,245	1,072,513	207,735
Cash and cash equivalents at end of year	$ 55,946	$ 227,245	$ 1,072,513

See accompanying notes.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

On December 23, 2002, the Ocean Palms, LLC and subsidiary (the LLC) were formed by and between Avatar Ocean Palms, Inc. (Avatar), a wholly-owned subsidiary of Avatar Properties Inc., which is a wholly-owned subsidiary of Avatar Holdings Inc., and Plaza Luxury Group, Inc (PLG). The purpose of the LLC is for the development, construction and sale of units within Ocean Palms, a 38-story, 240-unit high-rise condominium on a 3.5-acre oceanfront site in Hollywood, Florida. Development and construction of Ocean Palms was completed during 2006. Closings of units commenced during February 2006 and were completed during the second quarter of 2006. During 2007, the LLC operations primarily consisted of the sale of parking spaces, realty operations and activities related to winding down the LLC, which are anticipated to be completed by December 31, 2008.

Avatar and PLG each have a voting interest of 50% and hold a 50% equity interest in the LLC. PLG is the Administrative member responsible for the construction and development of Ocean Palms in conformity with the LLC's business plan. The LLC is managed by an executive committee comprised of three members from each of Avatar and PLG.

The initial contributions consisted of cash and certain development expenditures incurred prior to the formation of the LLC. Avatar agreed to contribute up to $20,000,000 for pre-construction expenses related to the acquisition of the property and marketing expenditures associated with the project. Under certain circumstances Avatar may be required to contribute an additional $5,000,000.

Profits and losses of the LLC are allocated to the members' capital accounts in accordance with the operating agreement of the LLC, as amended. Cash distributions to members are distributed in accordance with the operating agreement of the LLC, as amended.

The duration of the LLC commenced as of the date of filing of the Articles of Incorporation and, unless sooner terminated as provided in the operating agreement of the LLC or under the Florida Limited Liability Company Act, shall be perpetual.

Method of Accounting and Basis of Presentation

The consolidated balance sheets as of December 31, 2007 (unaudited) and 2006, and the related consolidated statements of income, changes in members' capital (deficit) and cash flows for the years ended December 31, 2007 (unaudited), 2006 and 2005 include the accounts of the LLC and its subsidiary and have been prepared in accordance with accounting principles generally accepted in the United States. All significant intercompany accounts and transactions have been eliminated in consolidation.

Due to the LLC's normal operating cycle being in excess of one year, the LLC presents unclassified balance sheets.

Revenue Recognition

Revenues and profits from sales of condominium units and related activities are recognized on the percentage of completion method in accordance with accounting principles generally accepted in the United States governing profit recognition for condominium sales. During the first quarter of 2004, construction of the condominium building surpassed the preliminary stage of construction whereby recognition of profits under the percentage of completion method commenced. Revenue recognized is calculated based upon the percentage of total costs incurred in relation to estimated total costs. As of December 31, 2006, the LLC has recognized all revenues and profits on condominium sales. Revenues and profits from commissions earned from the resale of condominium units in the LLC's realty operations is recognized in full when the commission on the resale is earned and collected in accordance with accounting principles generally accepted in the United States. Revenues and profits from the sale of parking spaces is recognized in full when the sale of parking spaces is earned and collected in accordance with accounting principles generally accepted in the United States.

Cash and Cash Equivalents and Restricted Cash

The LLC considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. All restricted cash held in escrow was released upon the closing of the condominium units during 2006.

Condominium Development in Process and Sales Center

Condominium development in process is stated at cost. Cost includes expenditures for land, construction, development, certain administrative direct and indirect costs, and capitalized interest related to debt used to finance development and construction during the project development period. Under the percentage of completion method of recognizing revenues and profits, condominium development in process is expensed based on relative sales value of units sold and the percentage of the condominium building completed based upon the percentage of total costs incurred in relation to estimated total costs. Condominium development in process was $0 as of December 31, 2007 (unaudited) and 2006. The Sales Center cost represents the allocable cost of the condominium development related to the sales center operations.

Impairment of Long-Lived Assets

Based on Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the LLC is required to review the carrying value of each of its long-lived assets and write down the value of those long-lived assets for which it believes the values are not recoverable. SFAS No. 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The LLC periodically reviews the carrying value of its long-lived assets and, if such reviews indicate an inability to recover the net book value, adjusts the assets accordingly. No indicators of impairment existed at December 31, 2007 (unaudited) and 2006.

Customer Escrow Deposits

Deposits from purchasers of condominium units are deposited in an escrow account through an independent escrow agent. All customer deposits held in escrow were released upon the closing of the condominium units during 2006.

Advertising Costs

The LLC expenses advertising costs as incurred. Advertising costs consist primarily of newspaper, magazine, television, radio, direct mail, billboard, brochures and other media advertising programs. Advertising expense was $111,436 (unaudited), $42,073 and $162,515 for the years ended December 31, 2007, 2006 and 2005, respectively.

Income Taxes

No provision has been made for federal and state income taxes in the accompanying consolidated financial statements since each member includes its proportionate share of income or loss on its respective income tax returns.

Fair Value of Financial Instruments

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires companies to disclose the estimated fair value of their financial instrument assets and liabilities. Fair value estimates are made at a specific point in time, based upon relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time our entire holdings of a particular instrument. The carrying values of cash and cash equivalents and restricted cash approximate their fair values due to their short-term nature. The carrying value of the construction loan payable and notes payable approximates their fair values as substantially all of these instruments had debt with a fluctuating interest rate based upon a current market index. The interest rate swap and interest rate cap were recorded at fair value.

Comprehensive Income

For the periods presented, net income and comprehensive income are the same.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

On November 29, 2006, the Financial Accounting Standards Board (FASB) ratified EITF Issue No. 06-8, Applicability of the Assessment of a Buyer's Continuing Investment Under FASB Statement No. 66, Accounting for Sales of Real Estate, for Sales of Condominiums. The EITF states that the adequacy of the buyer's continuing investment under SFAS 66 should be assessed in determining whether to recognize profit under the percentage-of-completion method on the sale of individual units in a condominium project. This consensus could require that additional deposits be collected by developers of condominium projects that wish to recognize profit during the construction period under the percentage-of-completion method. EITF 06-8 is effective for fiscal years beginning after March 15, 2007. The adoption of EITF 06-8 will not impact the financial position or results of operations of the LLC.

2. CONDOMINIUM DEVELOPMENT IN PROCESS

As of December 31, 2007, all condominium development expenditures from the initial development have been incurred and paid. Repairs and corrections incurred during 2008 will be expensed as incurred. Total costs incurred through December 31, 2006 for the Ocean Palms condominium project was $140,924,286 (representing approximately 99.7% of the total estimated costs) in which $141,282,806 was expensed through cost of sales inception through 2006. The amount expensed through cost of sales includes $526,827 of estimated condominium development expenditures to be incurred. Total costs incurred through December 31, 2005 for the Ocean Palms condominium project was $129,326,593 (representing approximately 94.6% of the total estimated costs) in which $136,744,065 was expensed through cost of sales inception through 2005. The amount expensed through cost of sales includes $7,585,779 of estimated condominium development expenditures to be incurred.

3. CONSTRUCTION LOAN PAYABLE AND NOTES PAYABLE

On December 23, 2003, the LLC entered into a $115,000,000 construction loan (the Loan) which matured on June 20, 2006 for the construction of the residential condominium project with parking, cabanas and related amenities and all required on and off-site improvements. The Loan was secured by the property and all improvements thereon. The interest rate for the Loan was equal to LIBOR plus 2.75% per annum. During March 2006, all borrowings under the Loan were repaid from proceeds generated from the closings of the condominium units.

Included in notes payable was a purchase money mortgage pursuant to which the LLC was required to pay $2,700,000 representing additional purchase price associated with the acquisition of the land. The property on which the Ocean Palms building is situated was purchased for $21,500,000, of which $3,500,000 was determined by a $50,000 per unit override to the seller of the property for any additional zoning units added beyond 180 units. The property was approved for 250 units by the various governmental entities. The developer agreed to build 240 units to settle a legal dispute. During 2006, $2,450,000 of the purchase money mortgage was paid from proceeds generated from the closings of the condominium units. The remaining $250,000 was treated as a reduction in the purchase price of the land.

Also included in notes payable was a purchase money mortgage of $250,000 for payment associated with the property west of the Ocean Palms building which currently is used for the sales center operations for Ocean Palms. The purchase price of this property was $550,000 of which $300,000 was paid in cash on March 18, 2003 with the balance of $250,000 financed by a three-year purchase money mortgage. During 2006, the LLC sold this property back to the original land seller for $250,000 and settlement of this obligation. This transaction was treated as a reduction of the cost of the condominium project.

Interest of $0 (unaudited), $1,517,717 and $4,197,729 was incurred and capitalized for the years ended December 31, 2007, 2006 and 2005, respectively. Capitalized interest of $0 (unaudited), $1,625,025 and $4,237,721 was expensed through Cost of Condominium Sales in the accompanying consolidated statements of income for the years ended December 31, 2007, 2006 and 2005, respectively.

4. CASH DISTRIBUTIONS TO (CONTRIBUTIONS FROM) MEMBERS

During 2007, cash contributions of $178,250 each were made by Avatar and PLG. During 2006, cash distributions of $49,038,392 and $38,048,198 were made to Avatar and PLG, respectively, from proceeds generated primarily from the closing of the condominium units. During 2005, cash distributions of $4,528,561 and $354,913 were made to Avatar and PLG, respectively, from proceeds generated primarily from earnings from the realty operations of the LLC.

5. RELATED PARTY TRANSACTIONS

On March 9, 2004, Avatar Holdings Inc. agreed to lend to the sole stockholder of PLG up to $5,000,000, represented by a two-year interest-bearing promissory note. Advances under the promissory note are subject to certain requirements and conditions related to sales at Ocean Palms, which conditions and requirements were satisfied during July 2004. As of December 31, 2005, the sole stockholder of PLG owed $4,910,286 under the promissory note to Avatar Holdings Inc. During April 2006, all advances and accrued interest thereon totaling $5,454,895 were paid to Avatar Holdings Inc. from cash distributions payable to PLG from the LLC.

During 2005, the LLC made two interest free loans to an employee of PLG totaling $455,000. The loans were advances on the gross profit from the sale of two Ocean Palms condominium units and were secured by assignments of the contracts. These loans were repaid from the net proceeds generated from the closing of these units during 2006.

6. COMMITMENTS AND CONTINGENCIES

The LLC leased trailers for its sales operations under operating leases that expired on December 30, 2005; the LLC exercised the purchase option for these trailers on January 5, 2006 for $16,960. Rent expense for these leases for the years ended December 31, 2007, 2006 and 2005 was $0 (unaudited), $0 and $28,303, respectively. There is no minimum rental commitment under operating leases as of December 31, 2007 and 2006. The rent expense associated with these leases was capitalized into condominium development in process.

From time to time legal matters may arise out of the ordinary course of the LLC business operations.The LLC does not believe that any other matters or proceedings will have a material adverse effect on its consolidated financial position.

The LLC is currently defending a lawsuit filed by Ocean Palms Association, Inc. (the building's condominium association) alleging various construction defects and breach of an operating assessment guarantee. At the current time the lawsuit is stayed pending efforts by the general contractor and developer to address the issues set forth in the complaint through a combination of construction remedial work and settlement of the monetary claims. In addition, the neighboring building to the south of Ocean Palms has made a claim for breach of a developer's agreement. We do not believe these lawsuits to be material. Depending upon the outcome of settlement or adjudication of these lawsuits, revenues to be generated through the LLC's remaining operations and sales of remaining assets may be sufficient to pay these claims. If not, the partners of the LLC would be required to fund the deficit.

An additional contingent liability exists related to a suit filed against an officer of Ocean Palms LLC alleging failure to pay a brokerage commission of approximately $750,000 on the purchase of the property on which Ocean Palms LLC was built. It is believed that the case is without merit and will ultimately be dismissed.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVATAR HOLDINGS INC.

Dated: March 17, 2008

By: /s/ Randy L. Kotler
Randy L. Kotler, Executive
Vice President, Treasurer and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Dated: March 17, 2008

By: /s/ Gerald D. Kelfer
Gerald D. Kelfer, Director, President,
Vice Chairman of the Board of Directors,
Chief Executive Officer
(Principal Executive Officer)

Dated: March 17, 2008

By: /s/ Randy L. Kotler
Randy L. Kotler, Executive
Vice President, Treasurer and Chief Financial Officer
(Principal Financial Officer)

Dated: March 17, 2008

By: /s/ Michael P. Rama
Michael P. Rama, Controller and
Chief Accounting Officer
(Principal Accounting Officer)

Dated: March 17, 2008

By: /s/ Joshua Nash
Joshua Nash, Director and Chairman of the Board

Dated: March 17, 2008

By: /s/ Paul D. Barnett
Paul D. Barnett, Director

Dated: March 17, 2008

By: /s/ Eduardo A. Brea
Eduardo A. Brea, Director

Dated: March 17, 2008	By: /s/ Milton Dresner Milton Dresner, Director
Dated: March 17, 2008	By: /s/ Roger W. Einiger Roger W. Einiger, Director
Dated: March 17, 2008	By: /s/ Kenneth T. Rosen Kenneth T. Rosen, Director
Dated: March 17, 2008	By: /s/ Joel M. Simon Joel M. Simon, Director
Dated: March 17, 2008	By: /s/ Fred Stanton Smith Fred Stanton Smith, Director
Dated: March 17, 2008	By: /s/ Beth A. Stewart Beth A. Stewart, Director

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Gerald D. Kelfer, certify that:

1. I have reviewed this annual report on Form 10-K of Avatar Holdings Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2008

/s/ Gerald D. Kelfer

Gerald D. Kelfer, President and
Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Randy L. Kotler, certify that:

1. I have reviewed this annual report on Form 10-K of Avatar Holdings Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2008

/s/ Randy L. Kotler

Randy L. Kotler, Executive Vice President,
Treasurer and Chief Financial Officer

Exhibit 32.1

Certification Required by 18 U.S.C. Section 1350
(as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

I, Gerald D. Kelfer, as President and Chief Executive Officer of Avatar Holdings Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002), that to my knowledge:

(1) the accompanying Report on Form 10-K of the Company for the year ended December 31, 2007 (the "Report"), filed with the U.S. Securities and Exchange Commission, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 17, 2008

/s/ Gerald D. Kelfer
Gerald D. Kelfer
President and Chief Executive Officer

Exhibit 32.2

Certification Required by 18 U.S.C. Section 1350
(as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

I, Randy L. Kotler, as Executive Vice President, Treasurer and Chief Financial Officer of Avatar Holdings Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350 (as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002), that to my knowledge:

(1) the accompanying Report on Form 10-K of the Company for the year ended December 31, 2007 (the "Report"), filed with the U.S. Securities and Exchange Commission, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 17, 2008

/s/ Randy L. Kotler

Randy L. Kotler
Executive Vice President, Treasurer and
Chief Financial Officer

(This page left intentionally blank)

COMPARISON 5-YEAR CUMULATIVE TOTAL RETURN
AMONG AVATAR HOLDINGS INC.,
NASDAQ MARKET INDEX AND HEMSCOTT GROUP INDEX

The following graph provides a comparison of the cumulative total returns based on an investment of $100 after the close of the market on December 31, 2002 in Avatar's Common Stock, The Nasdaq Market Index and the Real Estate Development (Group 449) and Residential Construction (Group 630) Indexes published by Hemscott, Inc. for the periods indicated. In each case assuming reinvestment of any dividends. The cumulative total returns for The NASDAQ Market Index were prepared by Hemscott, inc.


400
350
300
250
200
150
100
50
0
2002
2003
2004
2005
2006
2007
Avatar Holdings Inc.
Nasdaq Market Index
Hemscott Group 449
Hemscott Group 630

	2002	2003	2004	2005	2006	2007
Avatar Holdings Inc.	100.00	160.57	209.13	238.78	351.52	181.83
NASDAQ Market Index	100.00	150.36	163.00	166.58	183.68	201.91
Hemscott Group 449	100.00	166.91	290.84	306.54	298.04	193.65
Hemscott Group 630	100.00	176.72	236.25	265.00	212.55	93.37

Directors
Avatar Holdings Inc.

PAUL D. BARNETT
Managing Director,
Ulysses Management,
LLC, New York, NY

EDUARDO A. BREA [2]
Partner and Managing
Director, Sterling Capital
Management LLC,
Charlotte, NC

MILTON H. DRESNER [3,4]
Founding Partner,
The Highland Companies,
Southfield, MI

ROGER W. EINIGER [2,4]
Private Investor
New York, New York

GERALD D. KELFER [1]
Vice Chairman of the
Board, President,
Chief Executive Officer,
and Chairman of the
Executive Committee,
Avatar Holdings Inc.,
Coral Gables, FL

JOSHUA NASH [1]
Chairman of the Board,
Avatar Holdings Inc.,
Coral Gables, FL;
Managing Member,
Odav LLC; General
Partner, Ulysses Partners,
L.P.; General Partner,
Odyssey Partners, L.P.,
New York, NY

KENNETH T. ROSEN [2,3,4]
Professor Emeritus, Haas
School of Business and
Chairman, Fisher Center
for Real Estate and
Urban Economics,
University of California
at Berkeley; Chairman,
Rosen Consulting Group,
Berkeley, CA

JOEL M. SIMON [2]
Partner and Principal,
XRoads Solutions
Group, LLC,
New York, NY

FRED STANTON SMITH [1]
Former Vice Chairman
of the Board,
The Keyes Company,
Miami, FL

BETH A. STEWART [2,3]
Chief Executive Officer
and Co-Chairman,
Storetrax.com; President,
Stewart Real Estate
Capital, Bernardsville, NJ

1 Members of Executive Committee

2 Members of Audit Committee

3 Members of Nominating and Corporate Governance Committee

4 Members of Compensation Committee

Officers
Avatar Holdings Inc.

GERALD D. KELFER
Vice Chairman of
the Board, President,
Chief Executive
Officer and Chairman
of the Executive
Committee

RANDY L. KOTLER
Executive Vice President,
Treasurer and
Chief Financial Officer

PATRICIA KIMBALL FLETCHER
Executive Vice President
and General Counsel

JUANITA I. KERRIGAN
Vice President and
Secretary

JONATHAN FELS
President
Avatar Properties Inc.

MICHAEL F. LEVY
Executive
Vice President and
Chief Operating Officer
Avatar Properties Inc.

MICHAEL P. RAMA
Controller

Notice of 2008 Annual Meeting and Proxy Statement

AVATAR
HOLDINGS INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On May 29, 2008

To the Stockholders of Avatar Holdings Inc.:

The Annual Meeting of Stockholders of Avatar Holdings Inc. will be held at the Hyatt Regency Coral Gables, 50 Alhambra Plaza, Coral Gables, Florida, on May 29, 2008, at 10:00 a.m. local time, for the following purposes:

1. To elect ten directors.
2. To approve the appointment of Ernst & Young LLP, independent registered public accounting firm, to act as auditors for Avatar for the year ending December 31, 2008.
3. To transact such other business as properly may come before the meeting, or any adjournment or adjournments thereof.

The Board of Directors has fixed the close of business on March 31, 2008 as the record date for the determination of stockholders entitled to receive notice of, and to vote at, the Annual Meeting or any adjournment or adjournments thereof.

Please mark your proxy if you wish to attend the Annual Meeting in order that adequate preparations may be made. A meeting attendance card will be mailed promptly to you to facilitate your attendance.

WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE POSTAGE-PREPAID ENVELOPE PROVIDED FOR YOUR CONVENIENCE. YOU MAY ALSO VOTE VIA INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS ON YOUR PROXY CARD.

By Order of the Board of Directors,

Juanita I. Kerrigan
Vice President and Secretary

Dated: April 29, 2008.

YOU CAN VOTE IN ONE OF FOUR WAYS:
(1) Visit the Web site noted on your proxy card to vote **via the Internet**;
(2) Use the telephone number on your proxy card to vote **by telephone**;
(3) Sign, date and return your proxy card in the enclosed envelop to vote **by mail**; or
(4) Attend the meeting **in person**.

TABLE OF CONTENTS

AVATAR HOLDINGS INC., 201 ALHAMBRA CIRCLE, CORAL GABLES, FLORIDA 33134 (305) 442-7000

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS
To Be Held On May 29, 2008

This proxy statement and the enclosed form of proxy are furnished to the stockholders of Avatar Holdings Inc., a Delaware corporation ("Avatar" or the "Company"), in connection with the solicitation of proxies by and on behalf of the Board of Directors of Avatar for use at the Annual Meeting of Stockholders to be held at the place and time and for the purposes set forth in the annexed Notice of Annual Meeting of Stockholders.

VOTING RIGHTS AND PROXY INFORMATION

Record Date; Voting Rights

Pursuant to the By-Laws of Avatar, the Board of Directors has fixed the close of business on March 31, 2008 as the record date for the determination of stockholders entitled to notice of and to vote at the meeting or any adjournment or adjournments thereof.

At the close of business on March 31, 2008, 8,538,772 shares of Common Stock, $1.00 par value, of Avatar ("Common Stock"), which constitutes the only class of voting securities of Avatar, were outstanding and entitled to vote. For each share of Common Stock held of record on the close of business on March 31, 2008, stockholders are entitled to one vote, except in regard to the election of directors, for which there will be cumulative voting as described under the heading "Election of Directors." In accordance with Avatar's By-Laws, the holders of a majority of the outstanding shares of Common Stock, present in person or represented by proxy, will constitute a quorum for the transaction of business at the Annual Meeting.

Proxies

When a proxy is received, properly executed, in time for the Annual Meeting, the shares represented thereby will be voted at the meeting as directed. If no such direction is specified, such shares will be voted: (1) FOR the election as directors of Avatar the ten nominees named therein; (2) FOR approval of the appointment of Ernst & Young LLP, independent registered public accounting firm, as auditors of Avatar for the year ending December 31, 2008; and (3) in connection with the transaction of such other business as properly may come before the meeting in accordance with the judgment of the person or persons voting the proxy. Any stockholder who executes a proxy may revoke it at any time prior to its exercise by giving written notice of such revocation to the Secretary of Avatar. In addition, a stockholder who attends the meeting may vote in person, thereby cancelling any proxy previously given by such stockholder.

Nominees for director will be elected by a plurality of the votes cast (i.e., the highest number of votes cast) at the Annual Meeting by the holders of Common Stock present in person or by proxy and entitled to notice of, and to vote at, the Annual Meeting. Consequently, only shares that are voted in favor of a particular nominee will be counted toward such nominee's achievement of a plurality. Shares present at the meeting that are not voted for a particular nominee or shares present by proxy where the stockholder withheld authority to vote for such nominee(s) (including broker non-votes) will not be counted toward such nominee's achievement of a plurality.

The affirmative vote of a majority of the shares of Common Stock present in person or by proxy and entitled to notice of, and to vote at, the Annual Meeting is necessary to ratify the appointment of Ernst & Young LLP as auditors for the year ending December 31, 2008. Abstentions will have the same effect as votes against such proposal because the shares are considered present at the meeting but are not affirmative votes, and broker non-votes will not be counted in respect of the proposal.

If you are the beneficial owner of shares held for you by a broker, your broker must vote those shares in accordance with your instructions. If you do not give voting instructions to your broker, your broker may vote your shares for you on any discretionary items of business to be voted upon at the Annual Meeting, such as the election of directors (Item 1) and the appointment of Ernst & Young LLP (Item 2).

This proxy statement and the form of proxy enclosed herewith, and the accompanying Annual Report of Avatar for the fiscal year ended December 31, 2007, including financial statements, are first being mailed on or about April 29, 2008, to stockholders of record on the close of business on March 31, 2008.

If you plan to attend the meeting, please mark the box provided on your proxy card so that we may send you an attendance card. Stockholders who have beneficial ownership of Common Stock that is held by a bank or broker should bring account statements or letters from their banks or brokers indicating that they owned Common Stock on March 31, 2008. Stockholders also may obtain an attendance card by submitting a written request to the Secretary of Avatar.

PRINCIPAL STOCKHOLDERS AND SECURITY OWNERSHIP OF MANAGEMENT

Principal Stockholders

The following table sets forth, as of March 31, 2008, information with respect to each person or entity known by the Board of Directors to be the beneficial owner of more than 5% of the outstanding Common Stock. Except as otherwise indicated, all shares are owned directly.

Name of Beneficial Owner	Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Odav LLC	One Rockefeller Plaza 20th Floor New York, NY 10020	2,107,763(1)(2)	24.7%
Private Capital Management, L.P.	8889 Pelican Bay Blvd. #500 Naples, FL 34108	1,482,736(3)	17.4%
Advisory Research, Inc.	180 North Stetson St., Suite 5500 Chicago, IL 60601	892,205(4)	10.4%
Leon Levy Foundation	One Rockefeller Plaza 20th Floor New York, NY 10020	706,426(5)	8.3%
Dimensional Fund Advisors LP	1299 Ocean Avenue Santa Monica, CA 90401	641,806(6)	7.5%
State Street Bank and Trust Company	State Street Financial Center One Lincoln Street Boston, MA 02111	485,874(7)	5.7%
First Manhattan Co.	437 Madison Avenue New York, NY 10022	427,068(8)	5.0%

(1) Does not include shares owned by Joshua Nash, who is Chairman of the Board of Directors of Avatar and is sole member of Joshua Nash II LLC, a managing member of Odav LLC, a Delaware limited liability company ("Odav"), formed in September 2003 to hold the Common Stock owned by Odyssey Partners, L.P. Jack Nash, the father of Joshua Nash and the sole member of Jack Nash LLC, has the sole power to vote, direct the voting of, dispose of and direct the disposition of the shares of Common Stock beneficially owned by Odav and, accordingly, may be deemed to own beneficially the Common Stock owned by Odav. Joshua Nash votes the Common Stock owned by Odav under the directions of Jack Nash LLC. Each of Jack Nash and Joshua Nash has expressly disclaimed any such beneficial ownership (within the meaning of Exchange Act Rule 13d-3(d)(1)) which exceeds the proportionate interest in the Common Stock which he may be deemed to own as a member of Odav. Avatar has been advised that no other person exercises (or may be deemed to exercise) any voting or investment control over the Common Stock owned by Odav. Joshua Nash's ownership of Common Stock is indicated in the table included in "Security Ownership of Directors, Nominees and Management."

(2) By virtue of its present Common Stock ownership, Odav may be deemed to be a "control" person of Avatar within the meaning of that term as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

(3) Based upon information set forth in Amendment No. 8 to Schedule 13G, filed on April 10, 2008, by Private Capital Management, L.P. ("PCM") (a registered investment adviser), the aggregate amount beneficially owned is 1,482,736 shares, of which 1,413,436 shares are held for the benefit of various clients; PCM shares voting and dispositive power with respect to shares managed by PCM; and beneficial ownership of such shares is disclaimed.

(4) Based upon information set forth in Schedule 13G, filed February 13, 2008, Advisory Research, Inc. ("ARI") (a registered investment adviser) is deemed to beneficially own 892,205 shares for which ARI has sole voting and dispositive power.

(5) Based upon information set forth in Schedule 13G, filed April 26, 2007, Shelby White and Elizabeth Moynihan, trustees of the foundation, may be deemed to beneficially own the shares owned by the foundation for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended; the foundation, Shelby White and Elizabeth Moynihan have shared voting power and shared dispositive power over the shares; beneficial ownership of such shares is disclaimed by Shelby White and Elizabeth Moynihan.

(6) Based upon information set forth in Amendment No. 1 to Schedule 13G, filed on February 6, 2008, Dimensional Fund Advisors LP ("DFA") (a registered investment advisor) is deemed to beneficially own 641,806 shares by virtue of its service as investment advisor to four investment companies and investment manager to certain other commingled group trusts and separate accounts, none of which, to DFA's knowledge, holds 5% or more of Common Stock. DFA has sole voting and dispositive power and disclaims beneficial ownership of such shares.

(7) Based upon information set forth in Schedule 13G, filed on February 12, 2008, State Street Bank and Trust Company ("SSB") (a bank) is deemed to beneficially own 485,874 shares by virtue of its acting in various fiduciary capacities; SSB has sole voting power and shares dispositive power with respect to the shares; and beneficial ownership is disclaimed.

(8) Based upon information set forth in Schedule 13G, filed on February 13, 2008, First Manhattan Co. ("FMC") (a registered investment adviser) is deemed to beneficially own 427,068 shares, of which FMC has sole voting and dispositive power with respect to 21,849 shares, shared voting power with respect to 373,208 shares, and shared dispositive power with respect to 405,219 shares.

Security Ownership of Directors, Nominees and Management

The following table sets forth, as of March 31, 2008, information with respect to the outstanding shares of Common Stock owned beneficially by each present director, nominee for director, each of the Named Executive Officers identified herein under the caption "Summary Compensation Table," and all present directors and executive officers of Avatar as a group. Except as otherwise indicated, all shares are owned directly.

Name or Group	Shares Owned Directly and Indirectly[1]	Options Exercisable and RSUs, Stock Units and 4.50% Notes Convertible within 60 days[2]	Total Beneficial Ownership[3]	Percent of Class[3]
Paul D. Barnett	1,000	470	1,470	*
Eduardo A. Brea	5,917	1,296	7,213[4]	*
Milton Dresner	3,580	1,273	4,853	*
Roger W. Einiger	3,260	958	4,218	*
Gerald D. Kelfer	93,682	None	93,682[5]	1.1%
Joshua Nash	2,108,423	1,045	2,109,468[6]	24.7%
Kenneth T. Rosen	1,660	180	1,840	*
Joel M. Simon	660	1,314	1,974	*
Fred Stanton Smith	4,609	588	5,197	*
Beth A. Stewart	3,222	180	3,402[7]	*
Jonathan Fels	34,908	76,000	110,908[8]	1.3%
Michael Levy	48,251	50,000	98,251[9]	1.1%
Charles L. McNairy	None	None	None	*
Randy L. Kotler	None	None	None	
Patricia K. Fletcher	None	None	None	
All current directors and executive officers as a group (consisting of 15 persons of whom 12 beneficially own shares of Common Stock)			2,442,476[4][5][6][7][8][9]	28.2%

* Represents less than one percent.

(1) The information as to securities owned by directors, officers and nominees was furnished to Avatar by such directors, officers and nominees.

(2) Includes for each incumbent non-management director 180 Restricted Stock Units ("RSUs") awarded as additional compensation on May 31, 2007, which RSUs become convertible into an equal number of shares of Common Stock upon the

earlier of the first anniversary of the date of the award or the date immediately preceding the 2008 Annual Meeting of Stockholders. Also includes Stock Units representing deferred directors' fees, which Stock Units become issuable as shares of Common Stock at the earlier of a date designated by the individual director or the date of the individual's separation from service as a director. (See "Directors' Compensation.")

(3) Calculated pursuant to Rule 13d-3(d) of the Exchange Act. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage of shares owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by each other person listed. On March 31, 2008, there were 8,538,772 shares of Common Stock outstanding.

(4) Does not include 246,779 shares beneficially owned by Sterling Capital Management LLC ("Sterling Capital"), of which Mr. Brea is a Partner and Managing Director. Sterling Capital (a registered investment adviser) disclaims beneficial ownership of such shares which are held for the benefit of various clients. Includes 180 RSUs and 1,116 Stock Units.

(5) Includes 2,000 shares owned by his children, over which shares Mr. Kelfer shares voting and dispositive power. Of the 91,682 shares owned directly by Mr. Kelfer 3,113 shares are held in a margin account and may be, or may become, pledged as security for the account.

(6) Includes 180 RSUs, 865 Stock Units and 2,107,763 shares owned by Odav. Mr. Nash is the sole member of Joshua Nash II LLC, a managing member of Odav and, therefore, may be deemed to own beneficially the shares of Common Stock owned by Odav. See Notes(1) and (2) to the preceding table included in "Principal Stockholders."

(7) Shares owned directly by Ms. Stewart are held in a margin account and may be, or may become, pledged as security for the account.

(8) Includes 76,000 shares issuable upon exercise of options. Shares owned directly by Mr. Fels are held in a margin account and may be, or may become, pledged as security for the account.

(9) Includes 50,000 shares issuable upon exercise of options and 1,500 shares owned by his children, over which shares Mr. Levy has sole voting and dispositive power. Does not include 4,750 shares issuable upon conversion of $250,000 principal amount of 4.50% Notes as conversion privileges currently are not exercisable within 60 days. Shares owned directly by Mr. Levy are held in a margin account and may be, or may become, pledged as security for the account.

CORPORATE GOVERNANCE AND CODES OF BUSINESS CONDUCT AND ETHICS

Corporate Governance Guidelines and Principles

Avatar's Board of Directors has adopted Corporate Governance Guidelines and Principles as a component of the flexible governance framework within which the Board, assisted by its committees, directs Avatar's affairs. The Corporate Governance Guidelines and Principles, which define the role of the Board of Directors, are available on Avatar's website at www.avatarholdings.com.

Director Independence

The Board of Directors has determined that all nominees for election or reelection meet the qualification standards set forth in Avatar's Corporate Governance Guidelines and Principles and meet the independence criteria under the rules and regulations of The Nasdaq Stock Market, Inc. ("Nasdaq") except for Joshua Nash and Gerald D. Kelfer. In making such determination, the Board considered relevant facts regarding such nominee, in particular that each nominee determined to be independent does not have a material relationship with Avatar, either directly (other than as a nominee and/or stockholder) or as a stockholder, director, officer, partner or affiliate of an organization that has a relationship with Avatar. In determining the independence of Fred Stanton Smith the Board considered the consulting fees paid to him (see "Directors' Compensation"). The Board has further determined that all current members of the Audit Committee meet the more stringent independence requirements of the U.S. Securities and Exchange Commission ("SEC") and Nasdaq for Audit Committee membership.

Code of Business Conduct and Ethics

The Board of Directors has adopted a Code of Business Conduct and Ethics applicable to all directors, officers and employees of Avatar and a Supplemental Code of Ethics for the CEO, CFO and other Senior Financial Officers. These Codes of Business Conduct and Ethics are available on Avatar's website at www.avatarholdings.com.

Related Person Transaction Policy

To supplement the broader provisions of Avatar's Code of Business Conduct and Ethics, the Board of Directors has adopted a policy and procedures for review and approval or ratification by the Audit

Committee of transactions in which the Company participates and a "related person" has a material direct or indirect interest. A "related person" means: each director and executive officer of the Company; any director nominee; any greater than five percent stockholder; any immediate family member of any of the foregoing; and any company or another entity that employs or is controlled by any of them, or in which any of them have a material ownership or financial interest.

Generally under the policy, any director, executive officer or nominee who intends to enter into a related person transaction, and any employee of the Company who intends to cause the Company to enter into a related person transaction, is required to disclose all material facts regarding the proposed transaction to the Committee.

The transaction will be reviewed by the Committee and, in its discretion, approved or ratified. In connection with approving or ratifying a transaction, the committee considers, in light of the relevant facts and circumstances, whether or not the transaction is in, or not inconsistent with, the best interests of the Company. Thus, it may consider many factors, such as the relationship of the related person with the Company, the materiality or significance of the transaction to the Company and the related person, the business purpose and reasonableness of the transaction, whether the transaction is comparable to a transaction that could be available to the Company on an arm's-length basis, and the impact of the transaction on the Company's business and operations. The related person transaction policy is available on Avatar's website at www.avatarholdings.com.

[The remainder of this page is left blank intentionally.]

1. ELECTION OF DIRECTORS

Ten directors are to be elected for the ensuing year and until their respective successors are duly elected and qualified. Stockholders have cumulative voting rights with respect to election of directors. Under cumulative voting, each stockholder is entitled to the same number of votes per share as the number of directors to be elected (or, for purposes of this election, ten votes per share). A stockholder may cast all such votes for a single nominee or distribute them among the nominees, as such stockholder wishes, either by so marking his ballot at the meeting, by specific voting instructions sent to Avatar with a signed proxy, or via Internet or by telephone in accordance with instructions on the proxy card. In connection with the solicitation of proxies, discretionary authority to cumulate votes is being solicited. Unless authority to vote for the nominees for director is withheld, it is the intention of the persons named in the accompanying proxy to vote the proxies in such manner as will elect as directors the nominees named below.

All of the nominees were elected at the May 31, 2007 Annual Meeting of Stockholders. The Board of Directors met seven times during 2007, including the annual meeting of directors held immediately following the 2007 Annual Meeting of Stockholders.

The Board of Directors does not contemplate that any of the persons named below will be unable, or will decline, to serve. However, if any of such persons is unable or declines to serve, the persons named in the accompanying proxy may vote for another person or persons in their discretion.

The following table sets forth certain information with respect to each nominee for director. Except as otherwise indicated, each nominee has held his present occupation or occupations for more than the past five years and has not been principally employed by any subsidiary or affiliate of Avatar. There are no family relationships between any nominee, director or executive officer of Avatar.

Name	Age	Principal Occupation or Occupations and Directorships
Paul D. Barnett Director since May 2007	47	Managing Director, Ulysses Management, LLC, a private investment firm, since February 2005; formerly Managing Principal, Odyssey Investment Partners, LLC, a private investment firm, from 1997 to 2004.
Eduardo A. Brea Director since May 2002	41	Partner and Managing Director of Sterling Capital Management LLC, a registered investment adviser, since 2000; formerly Senior Vice President from 1995 to 2000; formerly Senior Analyst, Wachovia Investment Management, from 1990 to 1995.
Milton Dresner Director since July 1995	82	Founding Partner, The Highland Companies, since 1960, a diversified real estate development and management organization; Director, New Media Lottery Services, Inc.
Roger W. Einiger Director Since May 2006	60	Private investor since May 2001; formerly: Consultant to Canadian Imperial Bank of Commerce, from December 1998 to May 2001; Vice Chairman of CIBC Oppenheimer Corp., an investment banking and brokerage company, from November 1997 to November 1998; Vice Chairman, Oppenheimer & Co., Inc., an investment banking and brokerage company, from 1992 to 1997, and prior thereto served in various capacities since 1969; Director: NDS Group plc, BPW Acquisition Corp.

Name	Age	Principal Occupation or Occupations and Directorships
Gerald D. Kelfer Director since October 1996	62	Vice Chairman of the Board of Avatar since December 1996, President since February 13, 1997, Chief Executive Officer since July 31, 1997 and Chairman of the Executive Committee since May 27, 1999.
Joshua Nash Director since September 2004	46	Chairman of the Board of Avatar since September 29, 2004; sole member of Joshua Nash II LLC, a managing member of Odav Management LLC, a private investment limited liability company, since its formation in September 2003; General Partner, Ulysses Partners, L.P., a private investment firm, since 1997; General Partner, Odyssey Partners, L.P., a private investment partnership, since 1989.
Kenneth T. Rosen Director since September 1994	59	Professor Emeritus, Haas School of Business, since June 2005 (formerly Professor, from 1979 to June 2005), and Chairman of the Fisher Center for Real Estate and Urban Economics, since 1981, University of California, Berkeley; also Chairman, Rosen Real Estate Securities, LLC, a real estate hedge fund; and Chairman, Rosen Consulting Group, a real estate consulting business; Director, The PMI Group, Inc.
Joel M. Simon Director since May 2004	62	Partner and Principal, XRoads Solutions Group, LLC (f/k/a Crossroads, LLC), a national financial advisory and consulting firm, since July 2000; formerly Chief Executive Officer and President, Starrett Corporation, from March 1998 to December 1998; Executive Vice President, Chief Operating Officer and Director, Olympia & York Companies (U.S.A.), from 1985 to 1996; Senior Partner, Margolin, Winer & Evens, LLP, from 1976 to 1984; Director, Frederick's of Hollywood Group, Inc. (sucessor by merger to Movie Star, Inc.)
Fred Stanton Smith Director since September 1980	79	Retired; former Vice Chairman of the Board, The Keyes Company, a real estate brokerage, financing, management, insurance and development firm, from January 1992 to January 2008; formerly President, The Keyes Company; Director, Eagle National Bank.
Beth A. Stewart Director since May 2001	51	Chief Executive Officer since August 2001 and Co-Chairman since October 1999, Storetrax.com, a real estate internet company; President, Stewart Real Estate Capital, a real estate investment and consulting firm, since January 1993; Adjunct Professor, Columbia University Graduate School of Business, from 1994 to 1996; Director: General Growth Properties Inc., CarMax, Inc.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

Certain Committees of the Board

To assist it in carrying out its duties, the Board has established various committees. Current committees and current members thereof are as follows:

Executive Committee	Audit Committee	Nominating and Corporate Governance Committee	Compensation Committee
Gerald D. Kelfer[(1)(2)]	Joel M. Simon[(1)]	Milton Dresner[(1)]	Kenneth T. Rosen[(1)]
Joshua Nash	Eduardo A. Brea	Kenneth T. Rosen	Milton Dresner
Fred Stanton Smith	Roger W. Einiger	Beth A. Stewart	Roger W. Einiger
	Kenneth T. Rosen		
	Beth A. Stewart		

(1) Chairman

(2) Officer of Avatar

Executive Committee

The Executive Committee of the Board has authority to exercise most powers of the full Board in connection with matters which arise during the intervals between meetings of the Board. The Executive Committee met once during 2007.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibility to oversee management regarding: (i) the conduct and integrity of Avatar's financial reporting; (ii) Avatar's systems of internal accounting and financial and disclosure controls; (iii) the qualifications, engagement, compensation, independence and performance of the independent auditors, their conduct of the annual audit and their engagement for any other services; (iv) Avatar's legal and regulatory compliance; (v) the application of Avatar's related person transaction policy; (vi) codes of business conduct and ethics as established by management and the Board; and (vii) the preparation of the Audit Committee Report for inclusion in the annual proxy statement. The Committee may also perform such other tasks as are assigned to it from time to time by the Board. The Committee has the authority to obtain advice and assistance from, and receive adequate resources and funding from Avatar for, outside counsel, independent auditors or other advisors. The Committee met eight times during the fiscal year ended December 31, 2007. The Committee is governed by a written charter approved by the Board. The charter is available on Avatar's website at www.avatarholdings.com.

All members of the Committee have been determined to be independent (see "Director Independence"). The Board has also determined that all members of the Committee are financially literate under Nasdaq's listing standards and Joel M. Simon is the Committee's "audit committee financial expert," as defined in the rules of the SEC and for purposes of Nasdaq's listing standards.

Audit Committee Report

The following is the report of Avatar's Audit Committee with respect to Avatar's audited financial statements for the fiscal year ended December 31, 2007:

The Committee has reviewed and discussed Avatar's audited financial statements with management.

The Committee has discussed with Ernst & Young LLP, Avatar's independent auditors, the matters required to be discussed by SAS 61 (Communication with Audit Committees) and SAS 90 (Audit Committee Communications), as amended, regarding the auditors' judgments about the quality of Avatar's accounting principles as applied in its financial reporting.

The Committee has also received written disclosures in the letter from Ernst & Young required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with Ernst & Young their independence.

Based on the review and discussions referred to above, the Committee recommended to Avatar's Board of Directors that its audited financial statements be included in Avatar's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the Securities and Exchange Commission.

March 6, 2008

AUDIT COMMITTEE

Joel M. Simon, Chairman
Eduardo A. Brea
Roger W. Einiger
Kenneth T. Rosen
Beth A. Stewart

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee assists the Board in: (i) identifying, screening and reviewing individuals to serve as directors and recommending candidates for nomination for election at the annual meeting of stockholders or to fill Board vacancies; (ii) overseeing Avatar's policies and procedures for receipt of stockholder suggestions regarding composition of the Board and recommendations of candidates for nomination; (iii) overseeing implementation of Avatar's Corporate Governance Guidelines and Principles; and (iv) reviewing Avatar's overall corporate governance and recommending changes when necessary or desirable. The Committee may also perform such additional tasks as assigned to it by the Board. The Committee has the authority to obtain advice and assistance from, and receive adequate resources and funding from Avatar for, outside counsel, consultants and other advisors. The Committee met twice during the fiscal year ended December 31, 2007.

All members of the Committee have been determined to be independent (see "Director Independence"). The Committee is governed by a written charter approved by the Board. The Charter is available on Avatar's website at www.avatarholdings.com.

The Committee assesses the appropriate size of the Board, evaluates the membership and determines whether any vacancies are anticipated. The Committee considers candidates for Board membership based upon various criteria, including their business and professional skills and experience, personal integrity and judgment, commitment to representing the long-term interests of stockholders and availability to participate in Board activities. The Committee will consider candidates suggested by its members, other Board members, management and stockholders, and may, if necessary or appropriate, utilize the services of a professional search firm. In order to be considered, a recommendation from a stockholder must include the stockholder's name and contact information, the candidate's name and contact information, a brief description of the candidate's background and qualifications and a statement by the candidate that he or she is willing and able to serve on the Board. The Committee may also require candidates to provide such other information as it may request.

The Committee reviews periodically and recommends to the Board for approval any changes in the compensation of non-employee directors. The Committee has received advice from the Company's counsel relative to the structure and terms of director compensation. Any equity compensation awards for non-employee directors are administered by the Committee under Avatar's Incentive Plan.

Avatar's By-Laws establish advance notice procedures with respect to nominations for election of directors for an annual meeting (see "Stockholders' Proposals and Nominations of Board Members").

Compensation Committee

The Compensation Committee assists the Board in overseeing management compensation policies and practices, including the determination and approval of (i) the compensation of the CEO and the Company's other executive officers and (ii) incentive compensation policies and programs and the exercise of discretion in the administration of such programs. It also reviews and discusses with Avatar's management proposed Compensation Discussion and Analysis disclosure and determines whether to recommend it to the Board for inclusion in Avatar's proxy statement and Form 10-K. The recommendation is described in a Compensation Committee Report included in the proxy statement. The Committee may perform such other tasks as assigned to it by the Board. The Committee may delegate any of its responsibilities to a subcommittee comprised solely of one or more of its members so long as such delegation is consistent with law and applicable rules of the SEC and Nasdaq. The Committee has the authority to obtain advice and assistance from the Committee's outside counsel, compensation consultants and other advisors with funding from the Company. The Committee met nine times during the fiscal year ended December 31, 2007.

The Company generally follows the following processes and procedures in connection with the consideration and determination of the compensation of the executive officers. Ultimately, the compensation of the executive officers is determined by the Compensation Committee. The Company's processes and procedures are not formalized but adapt to the particular arrangement being considered. For example, a routine discretionary annual cash bonus for a relatively small amount is handled differently than a multi-year employment agreement with potentially significant performance target awards. In the case of non-routine arrangements for executive officers, including the CEO, the CEO may discuss the proposed arrangements with the Company's outside counsel and with one or more directors for their advice and other input, on a preliminary basis. After the arrangements are further refined and term sheets prepared, the Committee meets to discuss them with the CEO. During part of the meeting, the CEO and any other employees, if present, are excused so that the Committee may deliberate among themselves. At the Committee's request, the Company's outside counsel is often asked for legal advice and other guidance. The Committee may request financial and other data from the Company and review strategic and business plans with the CEO. The chairman of the Committee or the Company's outside counsel may negotiate terms with the CEO or other executive officers (and sometimes their respective counsel). This process varies depending on the circumstances, but the Committee meets periodically to be updated on progress, receive revised term sheets and other data, engage in discussion and provide further direction. The Committee may also consult with persons with specialized knowledge, such as the Company's Chief Financial Officer for accounting matters and the outside counsel's tax specialists. Ultimately, the Committee meets to make the final determination to approve the arrangements, usually after reviewing the related documentation substantially in final form. During the process and at its conclusion, the Committee also provides periodic reports of its activities to the full board.

After discussion with the Company executives, and further to the CEO's recommendation, the Committee acts to approve routine compensation arrangements, including the award of discretionary cash bonuses.

Certain awards to executive officers, such as the Cash Bonus Awards in respect of the Harbor Islands Project and the Earnings Participation Awards, have performance goals based on financial measures, which require the Committee to determine whether such goals have been achieved from time to time, usually quarterly or annually. As part of this process, the Committee has usually received a report of Avatar's independent auditors to confirm that the calculations prepared by the Company's management are made in accordance with the terms of the awards.

During the past several years, compensation consultants were not involved in determining or recommending the amount or form of executive and director compensation. During 2006, Avatar engaged Frederick W. Cook & Co., Inc., at the request of management on the recommendation of the Company's outside counsel, to analyze the impact of the "golden parachute" provisions of the Internal Revenue Code (that is, Sections 280G and 4999) on existing arrangements with executives and under several hypothetical scenarios. Specifically, the consultant performed calculations under hypothetical scenarios and assumptions suggested by management with the advice of the Company's outside counsel. In 2007, Frederick W. Cook & Co., Inc., on the advice of the Company's outside counsel, was requested to perform certain analyses with respect to the equity incentive plan.

The Committee is governed by a written charter approved by the Board. The charter sets out in greater detail the specific responsibilities of the Committee. A current copy of the charter is available on Avatar's website at www.avatarholdings.com.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee are Messrs. Dresner, Einiger and Rosen, none of whom are executive officers of Avatar.

Directors' Compensation

Compensation of each non-employee director of Avatar is $32,500 per annum. After reviewing recent non-employee director compensation trends, the Board, on recommendation of the Nominating and Corporate Governance Committee, decided to increase this amount to $52,500 per annum commencing July 1, 2008. Each member of the Executive Committee of Avatar receives a retainer of $2,000 per annum. Members and the Chairman of the Audit Committee receive additional compensation of $12,000 and $14,000 per annum, respectively. Members and the Chairman of the Nominating and Corporate Governance Committee receive additional compensation of $4,000 and $7,000 per annum, respectively. Members and the Chairman of the Compensation Committee receive additional compensation of $4,000 and $5,000 per annum, respectively.

The Nominating and Corporate Governance Committee adopted a deferral program applicable to non-employee directors. Under the deferral program, non-management directors may elect to defer up to 50% of annual retainer fees, committee fees and/or chairperson fees, for which the director is credited with a number of Stock Units based upon the closing price of the Common Stock on the due date of each payment. The Stock Units become distributable as shares of Common Stock upon the earlier of a date designated by the individual director or the date of the individual's separation from service as a director.

The Nominating and Corporate Governance Committee also determined to grant annual awards of restricted stock units to all non-employee directors. On May 31, 2007, each non-employee director was awarded 180 RSUs for service as a director for the term beginning May 31, 2007. The RSUs will vest and be converted into an equivalent number of shares of Common Stock upon the earlier of the first anniversary of the date of the award and the date immediately preceding the date of Avatar's 2008 Annual Meeting of Stockholders, provided that the non-employee director is a member of the Board on such vesting date. The RSUs will vest immediately upon the death or disability of the non-employee director or upon a change in control of the Company. If the non-employee director ceases to be a member of the Board for any other reason, the RSUs will be forfeited.

The following table sets forth the retainer, other cash fees and equity compensation received during the fiscal year ended December 31, 2007, by non-management directors.

Name	Fees Earned or Paid In Cash[1]	Stock Awards[2][3]	All Other Compensation	Total
Paul D. Barnett	$18,958	$ 8,666	—	$27,624
Eduardo A. Brea	44,500	15,007	—	59,507
Milton Dresner	41,250	15,007	—	56,257
Roger W. Einiger	46,833	15,007	—	61,840
Joshua Nash	34,500	15,007	—	49,507
Kenneth T. Rosen	53,917	15,007	—	68,924
Joel M. Simon	45,667	15,007	—	60,674
Fred Stanton Smith	34,500	15,007	$24,000[4]	73,507
Beth A. Stewart	46,833	15,007	—	61,840

(1) Includes respective amounts of $9,479, $22,250, $20,625, $23,417, $17,250, $-0-, $22,833, $8,125 and $-0- which were deferred during 2007 and represented by Stock Units under deferral program adopted in June 2005.

(2) Includes for each director, other than Mr. Barnett, amounts accrued from January through May 2007 with respect to 260 RSUs granted in May 2006, which were converted to shares of Common Stock on May 25, 2007; and for each director, including Mr. Barnett, amounts accrued from June through December 2007, with respect to 180 RSUs granted on May 31, 2007, which become convertible into shares of Common Stock upon the earlier of the first anniversary of the date of the award or the date immediately preceding the 2008 Annual Meeting of Stockholders.

(3) On December 31, 2007 RSUs granted to directors aggregated 1,620, representing 180 RSUs for each director. The grant date fair value of these RSUs is $82.53 per share, calculated by using the closing price of the Common Stock on May 31, 2007, the date of grant. For additional information, refer to Note L of Avatar's financial statements in the Form 10-K for the year ended December 31, 2007, as filed with the SEC.

(4) Represents fees paid to Mr. Smith as a real estate consultant during fiscal year 2007.

Directors' Attendance

In fiscal year 2007 all of the incumbent directors attended 75% or more of the aggregate of their respective Board and committee meetings.

Directors' Attendance at Annual Meetings of Stockholders

The Board encourages each member of the Board to attend each annual meeting of stockholders, but recognizes that unavoidable circumstances may prevent attendance. All members of the Board who were standing for election or reelection attended the 2007 Annual Meeting of Stockholders.

Communication with the Board of Directors

A stockholder who wishes to communicate with the Board, or specific individual directors, may direct written communication addressed to the Board or such director or directors in care of the Corporate Secretary, Avatar Holdings Inc., 201 Alhambra Circle, Coral Gables, Florida 33134.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

In this section of our proxy statement we discuss, among other things, the overall objectives of our executive compensation programs and the material elements of compensation awarded to, earned by, or paid to our "Named Executive Officers" (or "NEOs"). We identify the Named Executive Officers in accordance with SEC rules and include each person who in 2007 served as our principal executive officer and our principal financial officer, as well as our three other most highly compensated executive officers in 2007. For 2007, our Named Executive Officers were Gerald D. Kelfer, President and CEO; Charles L. McNairy, Executive Vice President and Treasurer through August 3, 2007 and CFO through July 9, 2007; Randy L. Kotler, Executive Vice President and CFO since July 9, 2007 and Treasurer since August 3, 2007; Jonathan Fels, President of our subsidiary, Avatar Properties Inc.; Michael Levy, Executive Vice President and COO of Avatar Properties Inc.; and Patricia K. Fletcher, Executive Vice President and General Counsel.

Following this Compensation Discussion and Analysis ("CD&A"), we present detailed tabular and narrative information concerning the compensation of each of the Named Executive Officers and their employment and other agreements. This detailed information should be read in conjunction with the CD&A.

The compensation of our Named Executive Officers should be understood within the context of our business. We are engaged in the business of real estate operations in Florida and Arizona. Our residential community development activities include the development of active adult and primary residential communities. We also engage in a variety of other real estate related activities, such as the operation of amenities, the sale for third-party development of commercial and industrial land and the operation of a title insurance agency. Most of our development projects take many years to conceive, permit, develop and sell. Thus, it may take an extended period of time before a project can be viewed as "profitable" or not. Most of the compensation amounts for 2007 and 2006 in the Summary Compensation Table (which follows the CD&A) relate to arrangements with our NEOs that were established several years ago (with the exception of arrangements with Mr. Kotler and Ms. Fletcher, who joined the Company in 2007). In 2006, Avatar achieved record results for both revenue and net profit, and our stock price reached new highs. However, our industry is highly cyclical and is affected by general economic conditions and other factors beyond our control. Thus, in 2007, our results reflected the continued deterioration of conditions in the credit markets and in the Florida and Arizona housing markets. Although our results significantly declined in 2007, we did continue to operate at a net profit for the year, and until the summer of 2007, our stock continued to trade at prices near or at new highs.

The compensation of all of our executive officers, including NEOs, is overseen and determined by the Compensation Committee of our Board of Directors. Each member of the Committee is independent in accordance with applicable rules of The Nasdaq Stock Market. The Committee works with the CEO to establish the Company's executive compensation philosophy, policies and programs. For more information about the Committee's responsibilities and processes and the involvement of the CEO, see "Information Regarding the Board of Directors and Its Committees — Compensation Committee" above.

Objectives of Our Compensation Program and What They Are Designed To Reward

Our compensation programs are intended to attract and retain executives, to motivate and reward them for achieving the Company's long-term goals, and to align their interests with those of our stockholders.

- In order to retain the services of our executives, our compensation practices should be competitive with those of other employers with whom we compete.

- *Avatar pays for performance.* This means that our compensation program is designed to recognize an executive's contribution that has led to the attainment of corporate goals.

- Our compensation program is designed to motivate executives to achieve results in a manner that builds long-term stockholder value. An equity component of total compensation is included to align the interests of the executives with the interests of our stockholders.

How The Various Kinds of Compensation Are Determined and Allocated to Form A Complete Package

The objectives described above are supported by the three primary elements of our compensation program for NEOs: base salaries, annual cash bonuses and performance-based cash and equity awards. The limited perquisites provided to our NEOs are also available to many of our other employees.

While there are several elements to the compensation program, they are evaluated as a whole by our Compensation Committee in making its determinations. We do not have any specific policies or parameters for allocating between cash and non-cash compensation or with respect to the duration of compensation arrangements. In general, the Compensation Committee has a balanced approach, taking into account our business plan and the responsibilities of the particular executive.

Salaries and Bonuses

Salaries are a necessary part of any compensation program and paying reasonable salaries is an important aspect of attracting and retaining qualified executives. Annual cash bonuses further the objective of rewarding individual contributions and the achievement of corporate and project goals. In setting salaries and bonuses, we have not established any specific target levels based on peer group analyses or benchmarking studies. However, we believe that our market for executive talent is competitive, and we take this into account in the establishment of a total compensation package.

Except for Messrs. Kelfer, Fels, Levy and Kotler, bonus amounts are usually discretionary and determined subjectively. Factors used in determining the amounts often vary widely from person to person, since they principally relate to individual performance.

The base salary and annual bonus amounts for Messrs. Kelfer, Fels and Levy were established in connection with the negotiation of their respective employment agreements. Each agreement specifies a salary and a minimum annual cash bonus amount. Mr. Kelfer's salary and bonus have been unchanged since 2000. The salaries of Messrs. Fels and Levy have been unchanged since 2003, and their bonuses have been unchanged since 2005, the last time their compensation arrangements were significantly modified.

In 2007, Avatar hired a new CFO, Randy Kotler, and a new General Counsel, Patricia K. Fletcher. The initial salaries and cash bonuses of Mr. Kotler and Ms. Fletcher are specified in their respective employment agreements, the terms of which were negotiated by Avatar's CEO and approved by the Compensation Committee. Mr. Kotler's three year employment agreement provides for a minimum base salary of $350,000 per annum and immediate "signing bonus" payment of $100,000. His agreement also establishes annual bonus amounts: $100,000 for the first year of employment, and targets of $200,000 in each of the second and third years ($100,000 being the minimum bonus in each of those two years). Ms. Fletcher's three year employment agreement provides for a minimum base salary of $700,000 and no guaranteed bonus. The negotiations and terms of the agreements were tailored to the respective individual. Avatar generally considered, among other things, the compensation that such person was then receiving from his or her employer (including compensation that would be foregone if such person left employment), the skills and experience of the individual, and the immediate and future needs of Avatar. We also considered the demands made by the individual during the negotiation and the compensation levels for such talent in Avatar's competitive market. In this regard, the CEO and other members of our Board made discrete inquiries of third parties to assess the then current marketplace.

In establishing the NEOs respective aggregate salary and bonus, we considered the potentially adverse effects of Section 162(m) of the Internal Revenue Code. See "Tax and Accounting Considerations" below in this CD&A.

Performance-based Cash and Equity Awards

A significant component of our compensation program for most NEOs is their opportunity to receive performance-based cash or equity awards. We use these awards to motivate executives toward achieving long-term corporate goals that are consistent with the Company's business plans. We also use them both to align the executives' interests to those of our stockholders and to retain our executives. Like salary and bonus, we have not established any specific target levels for incentive compensation based on peer group analyses or benchmarking studies. However, we aim to set reasonable awards within the framework of a total compensation package. The specific types of awards (for example, cash or equity) and performance objectives (for example, stock price or gross profit) and periods (for example, annual or multi-year) are tailored for the recipient. In determining amounts of the awards, consideration may be given to numerous factors, including anticipated future results of operations and the executive's anticipated contributions toward achieving such results. Amounts may also be based upon the achievement of specified stock prices and the executive's continued employment through the vesting period. The Compensation Committee has not established a formal policy as to when grants are made. Awards are usually granted at a meeting of the Committee, and the members of the Committee may have material non-public information concerning the Company at that time.

Kelfer, Fels and Levy. In recent years, Messrs. Kelfer, Fels and Levy have been awarded relatively similar performance-based awards, with Mr. Kelfer, our CEO, generally being eligible to receive a larger amount than Messrs Fels and Levy, consistent with his greater overall responsibilities. These awards generally consist of earnings participation awards and restricted stock unit ("RSU") awards. No new awards were made to Messrs. Kelfer, Fels and Levy in 2006 or 2007.

Earnings participation awards relate to the Company's financial performance over a period of time, generally several years. The award may pay out in cash or shares of stock depending on its specific terms. The awards generally give the executive the opportunity to receive an annual cash payment based on a percentage of the Company's actual "gross profit" (as defined) each year over preestablished levels. In addition, the executive may also receive an additional amount (in cash or stock, depending on the specific award) based on a percentage of the Company's actual cumulative gross profit over a preestablished level during the performance period. Messrs. Kelfer, Fels and Levy received an award in 2003 covering (after an amendment in 2005) the period 2003-2007, and another award in 2005 covering the 2008-2010 performance period. In establishing the parameters of these awards, including the threshold gross profit levels, the Compensation Committee considered, among other things, the Company's long-term business plans. A gross profit measure, essentially the Company's net income plus taxes and certain other adjustments, was selected because it is a fundamental indication of corporate performance and relates to the entire Company, in which they have a significant role. These awards also include annual and cumulative caps that limit the amount that can be paid to the executives. Further, in the event of a restatement of the Company's financial statements, the awards give us the right to recover amounts paid to the executives in excess of that to which they were entitled (after giving effect to the restatement). See "Employment and Other Agreements" for a description of these awards to Messrs. Kelfer, Fels and Levy, including the preestablished gross profit levels, and the amounts already paid out to them. With respect to the performance period covering the gross profit over the 2003-2007 period, we issued Messrs. Kelfer, Fels and Levy, 118,634 shares, 94,907 shares and 94,907 shares of Common Stock, respectively, in 2007 representing the first tranche of the stock award and 1,756 shares, 1,405 shares and 1,405 shares, respectively, in March 2008 representing the second and final tranche of the stock award. See "Option Exercises and Stock Vested in 2007" and footnotes to "Outstanding Equity Awards at 2007 Fiscal Year-End" below.

An RSU's value is directly related to the price of our Common Stock. Prior to the executive receiving any shares of stock under an RSU award, generally two conditions must be satisfied. A stock price hurdle must be attained, and thereafter, the grant must vest on completion of the employment obligations. The hurdle prices are set at significant premiums to the then market price of our Common Stock, and the vesting date is usually several years following the date of award. For example, in the case of the three RSU awards made to Messrs. Kelfer, Fels and Levy in 2005, the hurdle prices — $65.00, $72.50 and $80.00 per share — reflect an increase in Avatar's stock price of approximately 35%, 52% and 68%, respectively, over the closing price of the Common Stock on the date the Compensation Committee approved the terms of the RSU agreements. The awards generally do not vest until the expiration of the executive's employment contract (in 2010 for Messrs. Fels and Levy and in 2011 for Mr. Kelfer), provided in each case he is still employed by Avatar on that date (except under certain limited circumstances). As a result of the performance of the Company's stock in 2006 and early 2007, all remaining hurdle price conditions were satisfied. See "RSUs Outstanding at 2007 Fiscal Year-End" below. In 2007, Messrs. Fels and Levy each had 25,000 RSUs vest. These vested RSUs had been awarded to them in 2003 with a hurdle price of $34 per share and a vesting date in 2007 (coinciding with the expiration of the term of their then existing employment agreement). See "Option Exercises and Stock Vested in 2007" below.

Kotler and Fletcher. Consistent with our compensation objectives described above, upon commencing employment in 2007, Mr. Kotler and Ms. Fletcher were each given an opportunity to receive performance conditioned RSUs. In the case of Mr. Kotler, he received a total of 7,500 RSUs, in three 2,500 unit tranches with the hurdle prices of $80.86, $84.71 and $88.56 per share, respectively — reflecting an increase in Avatar's stock price of approximately 5%, 10% and 15%, respectively, over the closing price of the Common Stock on the date the Compensation Committee approved the terms of the RSU agreements. Ms. Fletcher received 18,900 RSUs with a hurdle price of $72.50 per share — reflecting an increase in Avatar's stock price of approximately 14%, over the closing price of the Common Stock on the date the Compensation Committee approved the terms of the RSU agreement. Similar to the RSUs awarded in the past to Messrs. Kelfer, Fels and Levy, the awards generally do not vest until the expiration of the executive's employment contract (in 2009 for Ms. Fletcher and in 2010 for Mr. Kotler), provided in each case the executive is still employed by Avatar on that date (except under certain limited circumstances). As a result of the performance of the Company's stock in 2007, the hurdle price condition for Ms. Fletcher's RSU award was satisfied. See "RSUs Outstanding at 2007 Fiscal Year-End" below.

McNairy. Prior to Mr. McNairy's August 3, 2007 retirement from the Company for health reasons, we accelerated the vesting on 12,500 RSUs he held, which had been awarded to him in 2004 and had already satisfied the applicable hurdle price. We did this in recognition of his long-term service and contribution to the Company.

Tax and Accounting Considerations

The Company considers the tax consequences of all elements of its compensation program on both the executives and the Company. In particular, we consider the effects of Sections 162(m) and 280G (and 4999) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code could potentially limit the federal income tax deductions to be taken by the Company for compensation paid to the Chief Executive Officer and to each of the other three most highly compensated Named Executive Officers (other than the CFO). The general rule is that annual compensation paid to any of these executives will be deductible by Avatar only to the extent that it does not exceed $1,000,000 (per person) or qualifies as "performance-based" compensation. Generally, we intend that compensation paid to executives will comply with requirements of Section 162(m) so that Avatar will receive a full federal tax deduction. For example, we have stockholder-approved incentive plans from which the Compensation Committee grants awards that are intended to qualify as performance-based under Section 162(m). However, we may decide to make non-deductible payments or awards when circumstances warrant.

In the event of a change of control of the Company, Section 280G could potentially limit the federal tax deductions to be taken for certain compensation payments to an executive who could be subject to additional taxes (Section 4999). These provisions of the tax code are sometimes referred to as the "golden parachute" provisions. In general, if the total amount of payments to an individual that are contingent upon a change of control of Avatar (within the meaning of Section 280G), including payments under our incentive plans that vest upon a change in control, equals or exceeds three times the executive's "base amount" (generally, the individual's average annual compensation for the five calendar years preceding the change of control), then, subject to certain exceptions, the portion of such payments in excess of the base amount may be treated as "parachute payments" under Section 280G. A portion of such payments would not be deductible by Avatar, and the executive would be subject to a 20% excise tax on such portion of the payments. In 2006 we evaluated the potential effects of the golden parachute provisions and revised our compensation arrangements with Messrs. Kelfer, Fels and Levy in order to reduce the likelihood of lost deductions and the imposition of excise taxes should a change of control transaction occur. However, there can be no assurance that payments actually received by each of the executives in connection with a change in control transaction, if one were to occur, will be deductible by Avatar or will not be subject to an excise tax. The ultimate determination would depend on various factors at the time a change in control transaction occurs, including transaction price, the actual base amount and other variables that cannot presently be predicted.

Beginning on January 1, 2006, the Company began accounting for stock-based compensation in accordance with the requirements of FASB Statement No. 123 (revised 2004) ("FAS 123R"), which for example, requires stock options to be expensed. The adoption of FAS 123R has not affected our compensation program for NEOs.

Compensation Committee Report

The Compensation Committee of the Board of Directors of Avatar has reviewed and discussed the foregoing Compensation Discussion and Analysis with Avatar's management. Based on such review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and Avatar's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

April , 2008

COMPENSATION COMMITTEE
Kenneth T. Rosen, Chairman
Milton Dresner
Roger W. Einiger

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Summary Compensation Table

The following table presents 2007 and 2006 compensation information regarding the Company's Chief Executive Officer, Chief Financial Officer and each of the three other most highly compensated executive officers on December 31, 2007 (the "Named Executive Officers" or "NEOs").

Name and Principal Occupation	Year	Salary	Bonus	Stock Awards(4)	Option Awards(5)	Non-Equity Incentive Plan Compensation	All Other Compensation(7)	Total
Gerald D. Kelfer, President, CEO & Chairman of Exec. Committee	2007	$500,000(1)	$500,000(1)	$ 554,249	$ —	$ —	$13,273	$1,567,522
	2006	500,000	500,000	5,894,023	—	186,000(6)	13,043	7,093,066
Charles L. McNairy, Former Executive Vice Pres., Treasurer and CFO(2)	2007	173,077(2)	—	318,126	—	—	7,058	498,261
	2006	250,000	50,000	103,989	—	—	8,513	412,502
Randy L. Kotler, Executive Vice Pres., Treasurer and CFO(3)	2007	161,538(1)	100,000(1)	85,446	—	—	5,574	352,558
Jonathan Fels, President, Avatar Properties Inc.	2007	500,000(1)	400,000(1)	313,816	143,482	—	13,971	1,371,269
	2006	500,000	400,000	4,585,935	143,482	—	13,113	5,642,530
Michael Levy, Executive Vice Pres. and COO, Avatar Properties Inc.	2007	500,000(1)	400,000(1)	313,816	143,482	—	13,756	1,371,054
	2006	500,000	400,000	4,585,935	143,482	—	10,881	5,640,298
Patricia K. Fletcher, Executive Vice President and General Counsel	2007	700,000(1)	—	509,355	—	—	7,382	1,216,737

(1) For discussion of Avatar's employment agreements with Named Executive Officers, other than Mr. McNairy, see "Employment and Other Agreements."

(2) For health reasons, Mr. McNairy resigned as Chief Financial Officer on July 9, 2007, and as Executive Vice President and Treasurer, on August 3, 2007.

(3) Mr. Kotler commenced employment on July 9, 2007 as Executive Vice President and Chief Financial Officer and was elected Treasurer on August 3, 2007. Prior to joining Avatar, Mr. Kotler had been an executive officer at TOUSA, Inc., which filed a voluntary petition for bankruptcy under Chapter 11 on January 29, 2008.

(4) Represents amounts recognized for financial statement purposes for the years ended December 31, 2007 and 2006, in accordance with FAS 123R (but disregarding estimates of forfeitures, if any), with respect to RSUs and earnings participation award agreements, whether granted in 2007 or in prior years. See additional table directly below. The valuation assumptions used for determining the amounts recognized are discussed in Note L and Note K of Avatar's financial statements in the Form 10-K for the years ended December 31, 2007 and December 31, 2006, respectively, as filed with the SEC.

Name	Year	RSUs	Earnings Participation Awards	Total
Gerald D. Kelfer	2007	$710,023	$ (155,774)[a]	$ 554,249
	2006	710,023	5,184,000	5,894,023
Charles L. McNairy	2007	318,126	—	318,126
	2006	103,989	—	103,989
Randy L. Kotler	2007	85,446	—	85,446
Jonathan Fels	2007	438,935	(125,119)[a]	313,816
	2006	438,935	4,147,000	4,585,935
Michael Levy	2007	438,935	(125,119)[a]	313,816
	2006	438,935	4,147,000	4,585,935
Patricia K. Fletcher	2007	509,355	—	509,355

(a) Pursuant to the valuation assumptions as discussed in Note L of Avatar's financial statements in the Form 10-K for the year ended December 31, 2007, as filed with the SEC, compensation expense previously recognized was reversed to adjust the amount of the Stock Award to the estimated number of shares on the November 12, 2007 issuance of the First Tranche of the Stock Award (see "Employment and Other Agreements — Second Amended and Restated Earnings Participation Award Agreement" below, with respect to each of Mr. Kelfer, Mr. Fels and Mr. Levy).

For information regarding shares issued to each of Mr. Kelfer, Mr. Fels and Mr. Levy under their respective Earnings Participation Agreement, see footnote (2) to "Option Exercises and Stock Vested" table below.

(5) Represents amounts recognized for financial purposes for the years ended December 31, 2007 and 2006, in accordance with FAS 123R (but disregarding estimates of forfeitures, if any), with respect to stock options, whether granted in 2007 or in prior years. The valuation assumptions used

for determining the amounts recognized are discussed in Note L and Note K of Avatar's financial statements in the Form 10-K for the years ended December 31, 2007 and December 31, 2006, respectively, as filed with the SEC.

(6) Represents amount earned by Mr. Kelfer for the 2006 fiscal year under Earnings Participation Award Agreement dated March 27, 2003 and payable in cash.

(7) Represents an amount for (i) perquisites, (ii) the Company's contribution to the 401(k) plan and (iii) premiums paid by the Company for group term life. Perquisites represent (i) personal use of a Company-leased automobile or a cash allowance for a personal automobile and Company payment for the gas of the automobile and (ii) limited tax and/or legal assistance. The amounts reflected in the table for perquisites are Avatar's incremental cost. For automobile-related perquisites, the incremental cost is determined by multiplying Avatar's out-of-pocket cost by the percentage of personal use, as determined by mileage. There is no incremental cost associated with tax and/or legal assistance. See additional table directly below. Avatar also provides group life, health, hospitalization and medical reimbursement plans which do not discriminate in scope, terms or operation in favor of officers and are available to all full-time employees.

Name	Year	Company Contribution to 401(k) Plan	Automobile Related	Group Term Life Insurance Premiums	Total
Gerald D. Kelfer	2007	$3,375	$ 8,314	$1,584	$13,273
	2006	3,300	8,159	1,584	13,043
Charles L. McNairy	2007	2,596	3,487	975	7,058
	2006	3,300	3,930	1,283	8,513
Randy L. Kotler	2007	—	5,500	74	5,574
Jonathan Fels	2007	3,375	9,564	1,032	13,971
	2006	3,300	9,261	552	13,113
Michael Levy	2007	3,375	10,021	360	13,756
	2006	3,300	7,221	360	10,881
Patricia K. Fletcher	2007	—	7,050	332	7,382

Grants of Plan-Based Awards in 2007

The following table provides information about plan-based awards granted to the Named Executive Officers in 2007.

Name	Grant Date	Approval Date (1)	Estimated Future Payouts Under Equity Incentive Plan Awards Target (#)	Grant Date Fair Value of Stock and Option Awards
Gerald D. Kelfer	N/A	N/A	—	—
Charles L. McNairy	N/A	N/A	—	—
Randy L. Kotler	7/9/07	6/25/07	7,500	$ 512,675(2)
Jonathan Fels	N/A	N/A	—	—
Michael Levy	N/A	N/A	—	—
Patricia K. Fletcher	1/1/07	11/7/06	18,900	1,528,065(3)

(1) The "Approval Date" is the date the Compensation Committee approved the grant of the performance-conditioned restricted stock units.

(2) On July 9, 2007, Mr. Kotler was granted an opportunity to receive an aggregate of 7,500 performance-conditioned restricted stock units. See "Employment and Other Agreements-Agreements with Randy L. Kotler-Restricted Stock Unit Agreements." On July 9, 2007, the grant date fair values were $72.20, $68.43 and $64.44, computed in accordance with FAS 123R.

(3) On January 1, 2007, Ms. Fletcher was granted an opportunity to receive 18,900 performace-conditioned restricted stock units. See "Employment and Other Agreements-Agreements with Patricia K. Fletcher-Restricted Stock Unit Agreement." On January 1, 2007, the grant date fair value was $80.85, computed in accordance with FAS 123R.

Outstanding Equity Awards at 2007 Fiscal Year-End

The following table provides information on the equity awards to the Named Executive Officers, which were outstanding at December 31, 2007.

Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Gerald Kelfer	None	None	N/A	N/A	215,000(4)	$8,991,300	2,061(5)(6)	$86,191
Charles McNairy	None	None	N/A	N/A	None	N/A	None	N/A
Randy L. Kotler	None	None	N/A	N/A	7,500	313,650	None	N/A
Jonathan Fels	16,000(2)	None	$25.00	2/19/09	75,000(4)	3,136,500	1,649(5)(6)	68,961
	60,000(3)	None	$25.00	3/13/13				
Michael Levy	60,000(3)	None	$25.00	3/13/13	75,000(4)	3,136,500	1,649(5)(6)	68,961
Patricia K. Fletcher	None	None	N/A	N/A	18,900(4)	790,398	None	N/A

(1) Calculated by multiplying unvested shares by $41.82, the closing price of the Common Stock on December 31, the last business day of 2007.

(2) Options granted to Mr. Fels and remaining unexercised at December 31, 2007, were fully vested on February 19, 2002.

(3) Options granted to each of Messrs. Fels and Levy vested and became exercisable on December 31, 2007.

(4) On December 31, 2007, these RSUs met hurdle price conditions, but had not vested as to vesting date. (See "RSUs Outstanding at 2007 Fiscal Year-End" tables below.)

(5) Represents a remaining number of shares potentially issuable based on a percentage of the Company's "gross profit" from January 1, 2003, through December 31, 2007, in excess of a target gross profit, and assuming a fair market value (as defined) of $39.95 per share. The actual number of shares to be issued may be more or less than the number shown in the table, depending upon the Company's gross profit during the fiscal year ending December 31, 2007, and the market value of the Common Stock at the time of issuance. See "Second Amended and Restated Earnings Participation Award Agreement" for each of Messrs. Kelfer, Fels and Levy under "Employment and Other Agreements."

(6) On March 27, 2008, as discussed in footnote (5) above, 1,756, 1,405 and 1,405 shares, respectively, were issued to Mr. Kelfer, Mr. Fels and Mr. Levy, having respective values of $75,526, $60,429 and $60,429, based on the closing price of $43.01 of the Common Stock on March 27, 2008.

RSUs Outstanding at 2007 Fiscal Year-End

The following tables set forth the award date, number of units awarded, hurdle price per share, date the hurdle price was achieved and vesting date for units awarded to each of the Named Executive Officers.

Grants to Mr. Kelfer

Award Date	# RSUs	Hurdle Price	Date Achieved	Vesting Date(1)
3/27/2003	50,000	$34.00	12/29/2003	12/31/2008
3/27/2003(2)	23,700	$38.00	2/5/2004	12/31/2008
3/27/2003(2)	20,000	$42.00	9/13/2004	12/31/2008
3/27/2003(2)	15,000	$46.00	12/3/2004	12/31/2008
3/27/2003(2)	16,300	$50.00	7/29/2005	12/31/2008
4/15/2005	30,000	$65.00	12/7/2006	6/30/2011
4/15/2005	30,000	$72.50	1/4/2007	6/30/2011
4/15/2005	30,000	$80.00	1/25/2007	6/30/2011

Grant to Mr. Kotler

Award Date	# RSUs	Hurdle Price	Date Achieved	Vesting Date(1)
7/9/2007	2,500	$80.86	—	7/8/2010
7/9/2007	2,500	$84.71	—	7/8/2010
7/9/2007	2,500	$88.56	—	7/8/2010

Grants to each of Mr. Fels and Mr. Levy

Award Date	# RSUs	Hurdle Price	Date Achieved	Vesting Date[(1)]
4/15/2005	25,000	$65.00	12/7/2006	12/31/2010
4/15/2005	25,000	$72.50	1/4/2007	12/31/2010
4/15/2005	25,000	$80.00	1/25/2007	12/31/2010

Grant to Ms. Fletcher

Award Date	# RSUs	Hurdle Price	Date Achieved	Vesting Date[(1)]
1/1/2007	18,900	$72.50	1/31/2007	12/31/2009

(1) Subject to earlier vesting as described under "Employment and Other Agreements."

(2) On March 27, 2003, Mr. Kelfer's fully vested nonqualified stock options to purchase 225,000 shares of Common Stock were cancelled and Mr. Kelfer was granted an opportunity to receive 75,000 performance-conditioned restricted stock units.

Option Exercises and Stock Vested in 2007

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[(1)]
Gerald D. Kelfer	None	$ —	118,634[(2)]	$5,104,821[(2)]
Charles L. McNairy	None	—	12,500[(3)]	766,500[(3)]
Randy L. Kotler	None	—	None	—
Jonathan Fels	34,000	1,588,540	119,907[(2)(4)]	5,061,598[(2)(4)]
Michael Levy	50,000	2,333,549	119,907[(2)(4)]	5,061,598[(2)(4)]
Patricia K. Fletcher	None	—	None	—

(1) Dollar values are based upon the closing price of the shares on the date vested and issued.

(2) Represents for Mr. Kelfer, and includes for each of Mr. Fels and Mr. Levy, distribution of the First Tranche of the Stock Award under the Second Amended and Restated Earnings Participation Award Agreements (the "Earnings Participation Agreements"). In each case, the number of shares is determined by dividing the individual's proportionate dollar amount of earnings by the Fair Market Value (as defined) on the date of distribution, reduced by a present value discount under Section 162(m) of the Internal Revenue Code, as follows:

Name	Pre-discounted No. of Shares	Less Discount	No. of Shares Issuable
Gerald D. Kelfer	120,381	(1,747)	118,634
Jonathan Fels	96,305	(1,398)	94,907
Michael Levy	96,305	(1,398)	94,907

See "Employment and Other Agreements — Second Amended and Restated Earnings Participation Award Agreement" below, with respect to each of Mr. Kelfer, Mr. Fels and Mr. Levy.

(3) See "Employment and Other Agreements — Restricted Stock Unit Agreement" below.

(4) Includes for each of Mr. Fels and Mr. Levy 25,000 Restricted Stock Units which were vested and converted into 25,000 shares of Common Stock on the close of trading on December 20, 2007, at the aggregate market value of $977,750 to each of Mr. Fels and Mr. Levy.

Equity Compensation Plan Information

The following table summarizes information about the options, warrants and rights and other equity compensation under Avatar's equity plans on December 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	650,039[1]	$25.00[2]	308,505[3]
Equity compensation plans not approved by security holders	none	—	none
Total	650,039[1]	$25.00[2]	308,505[3]

(1) Includes 486,820 performance-conditioned RSUs, and 4,617 stock units issuable to those directors who elected to participate in Avatar's deferred compensation plan.

(2) Not applicable to RSUs.

(3) This number includes the remaining stock awards that are potentially issuable under the Second Amended and Restated Earnings Participation Award Agreements. At December 31, 2007 a total of 5,359 shares were potentially issuable. See "Outstanding Equity Awards at 2007 Fiscal Year-End" table and footnotes (5) and (6) thereto.

Nonqualified Deferred Compensation for 2007

Avatar does not maintain a nonqualified deferred compensation plan for its employees, including the Named Executive Officers. However, Avatar permits the Named Executive Officers to defer the receipt of payments under the Incentive Plan. There were no deferrals of compensation by any of the Named Executive Officers during 2007, or in any prior year.

Pension Benefits for 2007

Avatar does not sponsor any defined benefit pension for its employees, including the Named Executive Officers.

Employment and Other Agreements

General

We employ each of the Named Executive Officers, other than Mr. McNairy, pursuant to written employment agreements. We also have various other compensatory agreements with our NEOs. These agreements are discussed below in greater detail.

Agreements with Gerald D. Kelfer

Amended and Restated Employment Agreement

As of April 15, 2005, Avatar entered into an Amended and Restated Employment Agreement with Mr. Kelfer, President, Chief Executive Officer, Chairman of the Executive Committee and Vice Chairman of the Board, which expires on June 30, 2011. On December 26, 2006, Mr. Kelfer's employment agreement was amended to provide that the Annual Bonus (as defined therein) will be payable to Mr. Kelfer in accordance with the Company's policy with respect to the compensation of executives, but no later than the last business day of the calendar year in which such bonus is earned. Prior to the amendment, Mr. Kelfer's employment agreement provided that the Annual Bonus be paid in accordance with the Company's policy with respect to the compensation of executives, but no later than 30 days after the end of each calendar year in respect of which such bonus is earned. Pursuant to the agreement, Mr. Kelfer continues to receive an annual base salary of $500,000 and an annual bonus of $500,000.

For information regarding the terms of the agreement relating to potential payments to Mr. Kelfer upon termination of employment or a change in control of the Company, see "Potential Payments Upon Termination or Change-in-Control" below.

Cash Bonus Award Agreement

On October 20, 2000, Avatar entered into a Cash Bonus Award Agreement with Mr. Kelfer pursuant to which Mr. Kelfer was granted an award relating to parcels 1, 8, and 9 of Avatar's Harbor Islands community development project (the "Harbor Islands Project"). The award entitled Mr. Kelfer to receive quarterly cash bonus payments equal to 8% of the cash flow of the Harbor Islands Project. In determining "cash flow," there was a deduction for a cost of capital that Avatar charged to the project to the extent the project was funded by Avatar, such charge to be not less than 10% per annum. Prior to the payment of any bonus, Avatar first received cumulative cash flow equal to $17 million (the approximate value of the land that Avatar contributed to the project), plus a 10% return thereon compounded monthly. Mr. Kelfer was paid $1,087,349 and $1,412,651 for 2004 and 2003, respectively, under the award and is no longer entitled to receive any payments under the award.

Second Amended and Restated Earnings Participation Award Agreement

On March 27, 2003, Avatar entered into an Earnings Participation Award Agreement with Mr. Kelfer, pursuant to which he was granted a cash award and a stock award relating to the achievement of performance goals. This agreement was amended and restated on April 15, 2005 and further amended and restated on December 26, 2006.

As amended and restated, the cash award entitled Mr. Kelfer to a cash payment with respect to each fiscal year beginning 2003 and ending 2007 equal to two and one-half percent of Avatar's gross profit over preestablished levels as determined by the Compensation Committee. For purposes of the Second Amended and Restated Earnings Participation Award Agreement and the Change in Control Award Agreement (see below), gross profit generally means Avatar's net income, plus taxes, less certain excluded amounts. Under the provisions of the Executive Incentive Compensation Plan, total awards are limited to a maximum of $5,000,000 per individual. Therefore, Mr. Kelfer could receive a maximum amount of $5,000,000 under the cash bonus award relating to the Harbor Islands Project and the Second Amended and Restated Earnings Participation Award Agreement. Mr. Kelfer was paid $186,000, $1,838,000 and $476,000 pursuant to the cash award for 2006, 2005 and 2004. No additional cash is payable to Mr. Kelfer under this agreement.

The stock award entitled Mr. Kelfer to receive a number of shares of Common Stock having a fair market value (as defined therein) equal to two and one-half percent of the excess of actual gross profit (as defined therein) from January 1, 2003 through December 31, 2007 over the established target gross profit of approximately $187,000,000. Pursuant to the Second Amended and Restated Earnings Participation Award Agreement, the stock award was issued in two tranches. First, Mr. Kelfer received a number of shares of Common Stock equal to the aggregate stock award accrued as of September 30, 2007 within thirty (30) days following the Company's filing with the SEC of its quarterly report on Form 10-Q for the fiscal quarter ending September 30, 2007 (the "First Tranche"). In order to ensure compliance with the deductibility requirements of Section 162(m) of the Code, the First Tranche was discounted to reasonably reflect the time value of receiving the First Tranche in the fourth quarter of 2007 instead of the first quarter of 2008. Within thirty (30) days following the filing with the SEC of the Company's annual report on Form 10-K for the year ended December 31, 2007, to the extent that the stock award taking into account the full 2007 fiscal year exceeded the value of the First Tranche, Mr. Kelfer received a number of shares of Common Stock equal to the value of such excess (the "Second Tranche"). Furthermore, if the stock award taking into account the full 2007 fiscal year had been less than the value of the First Tranche, Mr. Kelfer would have been required to pay the Company in cash an amount equal to the difference of such amounts. The First Tranche of the Stock Award was issued on November 12, 2007 (see footnote (2) to "Option Exercises and Stock Vested in 2007" table above). The Second Tranche was issued on March 27, 2008 (see footnote (6) to "Outstanding Equity Awards at 2007 Fiscal Year- End" table above), and Mr. Kelfer is no longer entitled to awards under this agreement.

For information regarding the terms of the agreement relating to potential payments to Mr. Kelfer upon termination of employment or a change in control of the Company, see "Potential Payments Upon Termination or Change-in-Control" below.

2008-2010 Earnings Participation Award Agreement

On April 15, 2005, Avatar entered into an Earnings Participation Award Agreement with Mr. Kelfer, pursuant to which he was granted an annual and cumulative cash award relating to the achievement of performance goals during the 2008-2010 fiscal years. The annual cash award entitles Mr. Kelfer to a cash payment with respect to each fiscal year beginning 2008 and ending 2010 equal to two and one-quarter percent of Avatar's gross profit over preestablished levels as determined by the Compensation Committee. For purposes of the 2008-2010 Earnings Participation Award Agreement, gross profit generally means Avatar's net income, plus taxes and incentive compensation paid to Messrs. Kelfer, Fels and Levy under their respective 2008-2010 Earnings Participation Award Agreements with Avatar and minus certain excluded amounts. The payments to Mr. Kelfer pursuant to the annual cash award may not exceed $1,800,000 for each of the first two fiscal years of the performance period and $2,200,000 for the third fiscal year of the performance period. However, the aggregate payments pursuant to the annual cash award for the three years may not exceed $5,400,000.

The cumulative cash award entitles Mr. Kelfer to receive a cash payment equal to one and one-half percent of the excess of actual gross profit (as defined) from January 1, 2008 through December 31, 2010 over the established target gross profit of $390,000,000. The payment pursuant to the cumulative cash award may not exceed $1,200,000.

For information regarding the terms of the agreement relating to potential payments to Mr. Kelfer upon termination of employment or a change in control of the Company, see "Potential Payments Upon Termination or Change-in-Control" below.

Restricted Stock Unit Agreements

Mr. Kelfer has been awarded over time the opportunity to receive a total of 365,000 performance-conditioned RSUs, consisting of 100,000 units awarded on December 7, 1998 and 50,000 units awarded on October 20, 2000, which vested and were converted into shares of Common Stock as of December 22, 2005; an aggregate of 125,000 units awarded on March 27, 2003; and an aggregate of 90,000 units awarded on April 15, 2005.

Each of the RSUs awards to Mr. Kelfer is conditioned upon (i) the closing price of the Common Stock being at least equal to a specified hurdle price for 20 trading days out of 30 consecutive trading days during the period beginning on the award date and ending on the vesting date and (ii) the continued employment of Mr. Kelfer at the time the foregoing condition is satisfied. The hurdle price performance condition for all units was satisfied. The units awarded on March 27, 2003 generally vest in full on December 31, 2008, and are converted into shares of Common Stock provided that he is then employed by the Company. The units awarded on April 15, 2005 generally vest in full on June 30, 2011, and are converted into shares of Common Stock provided that he is then employed by the Company.

For information regarding the terms of the agreement relating to potential payments to Mr. Kelfer upon termination of employment or a change in control of the Company, see "Potential Payments Upon Termination or Change-in-Control" below.

Agreements with Jonathan Fels and Michael Levy

Amended and Restated Employment Agreement

As of January 1, 2003, Avatar entered into Amended and Restated Employment Agreements with Jonathan Fels, as President of Avatar Properties Inc. ("Properties"), and Michael Levy, as Executive Vice President and Chief Operating Officer of Properties, which were amended and restated as of April 15, 2005. Pursuant to their respective employment agreements, as amended, the terms of employment for each of Mr. Fels and Mr. Levy have been extended to December 31, 2010. Each of Mr. Fels and Mr. Levy receives an annual base salary of $500,000, subject to review and increase by the Board, and effective on January 1, 2005, a calendar year annual cash bonus of $400,000 (in 2003 and 2004 the bonus had been $250,000).

On December 26, 2006, the employment agreements with each of Mr. Fels and Mr. Levy were amended to provide that the Annual Bonus (as defined therein) will be payable in accordance with the Company's policy with respect to the compensation of executives, but no later than the last business day of the calendar year in which such bonus is earned. Prior to the amendments, Mr. Fels' and Mr. Levy's employment agreements provided that the Annual Bonus be paid in accordance with the Company's policy with respect to the compensation of executives, but no later than 30 days after the end of each calendar year in respect of which such bonus is earned.

For information regarding the terms of the agreements relating to potential payments to Messrs. Fels and Levy upon termination of employment or a change in control of the Company, see "Potential Payments Upon Termination or Change-in-Control" below.

Cash Bonus Award Agreements

On October 20, 2000, Avatar entered into Cash Bonus Award Agreements with Mr. Fels and Mr. Levy, pursuant to which each was granted an award relating to the Harbor Islands Project. The awards entitled each of Mr. Fels and Mr. Levy to receive quarterly cash bonus payments equal to 6% of the cash flow of the Harbor Islands Project. In determining "cash flow," there was a deduction for a cost of capital that Avatar charged to the project to the extent the project was funded by Avatar, such charge to be not less than 10% per annum. Prior to the payment of any bonus, Avatar first received the Minimum Return. Messrs. Fels and Levy were each paid $665,688, $1,477,667 and $1,059,488 for 2005, 2004 and 2003, respectively, pursuant to the awards.

Second Amended and Restated Earnings Participation Award Agreements

On March 6, 2003, Avatar entered into Earnings Participation Award Agreements with Mr. Fels and Mr. Levy, pursuant to which each was granted a cash award and a stock award relating to the achievement of performance goals under Avatar's business plan. These agreements were amended and restated on April 15, 2005 and further amended and restated on December 26, 2006. As amended, the cash awards entitled each of Mr. Fels and Mr. Levy to a cash payment with respect to each fiscal year beginning 2003 and ending 2007 equal to two percent of Avatar's gross profit over preestablished levels as determined by the Compensation Committee. For purposes of the Second Amended and Restated Earnings Participation Award Agreements and the Change in Control Award Agreements (see below), gross profit generally means Avatar's net income, plus taxes and minus certain excluded amounts. Under the provisions of the Executive Incentive Compensation Plan, total cash awards are limited to a maximum of $5,000,000 per individual. Therefore, each of Mr. Fels and Mr. Levy may receive a maximum of $5,000,000 under the cash bonus award relating to the Harbor Islands Project and the Second Amended and Restated Earnings Participation Award Agreement. Each of Messrs. Fels and Levy have been paid $1,416,157 and $381,000 pursuant to the cash award for 2005 and 2004. No additional cash is payable to either Mr. Fels or Mr. Levy under these agreements.

Each of Mr. Fels and Mr. Levy has received the maximum cash awards payable under the Executive Incentive Compensation Plan.

The stock awards entitled each of Mr. Fels and Mr. Levy to receive a number of shares of Common Stock having a fair market value (as defined therein) equal to two percent of the excess of actual gross profit (as defined therein) from January 1, 2003 through December 31, 2007 over the established target gross profit of approximately $187,000,000. Pursuant to the Second Amended and Restated Earnings Participation Award Agreements, the stock award was issued in two tranches. First, each of Mr. Fels and Mr. Levy received a number of shares of Common Stock equal to the aggregate stock award accrued as of September 30, 2007 within thirty days following the Company's filing with the SEC of its quarterly report on Form 10-Q for the fiscal quarter ending September 30, 2007 (the "First Tranche"). In order to ensure compliance with the deductibility requirements of Section 162(m) of the Code, the First Tranche was discounted to reasonably reflect the time value of receiving the First Tranche in the fourth quarter of 2007 instead of the first quarter of 2008. Within thirty days following the filing with the SEC of the Company's annual report on Form 10-K for the year ended December 31, 2007, to the extent that the stock award taking into account the full 2007 fiscal year exceeded the value of the First Tranche, Mr. Fels and Mr. Levy received a number of shares of Common Stock equal to the value of such excess (the "Second Tranche"). Furthermore, if the stock award taking into account the full 2007 fiscal year had been less than the value of the First Tranche, Mr. Fels and Mr. Levy would have been required to pay the Company in cash an amount equal to the difference of such amounts. The First Tranche of the Stock Award was issued on November 12, 2007 (see footnote (2) to "Option Exercises and Stock Vested in 2007" table above). The Second Tranche was issued on March 27, 2008 (see footnote (6) to "Outstanding Equity Awards at 2007 Fiscal Year-End" table above), and Mr. Fels and Mr. Levy are no longer entitled to awards under these agreements.

For information regarding the terms of the agreements relating to potential payments to Messrs. Fels and Levy upon termination of employment or a change in control of the Company, see "Potential Payments Upon Termination or Change-in-Control" below.

2008-2010 Earnings Participation Award Agreement

On April 15, 2005, Avatar entered into an Earnings Participation Award Agreement with each of Messrs. Fels and Levy, pursuant to which each was granted an annual and cumulative cash award relating to the achievement of performance goals. The annual cash award entitles the executive to a cash payment with respect to each fiscal year beginning 2008 and ending 2010 equal to two percent of Avatar's gross profit over preestablished levels as determined by the Compensation Committee. For purposes of the 2008-2010 Earnings Participation Award Agreements, gross profit generally means Avatar's net income, plus taxes and incentive compensation paid to Messrs. Kelfer, Fels and Levy pursuant to their respective 2008-2010 Earnings Participation Award Agreements with Avatar and minus certain excluded amounts. The payments to each of Messrs. Fels and Levy pursuant to the annual cash award may not exceed $1,600,000 for each of the first two fiscal years of the performance period and $2,000,000 for the third fiscal year of the performance period. However, the aggregate payments pursuant to the annual cash award may not exceed $4,800,000.

The cumulative cash award entitles each of Messrs. Fels and Levy to receive a cash payment equal to one and one-quarter percent of the excess of actual gross profit (as defined) from January 1, 2008 through December 31, 2010 over the established target gross profit of $390,000,000. The payment pursuant to the cumulative cash award may not exceed $900,000.

For information regarding the terms of the agreements relating to potential payments to Messrs. Fels and Levy upon termination of employment or a change in control of the Company, see "Potential Payments Upon Termination or Change-in-Control" below.

Nonqualified Stock Option Agreements

On February 19, 1999, Messrs. Fels and Levy were each granted options to purchase 50,000 shares of Common Stock under the Incentive Plan, at an exercise price of $25.00 per share. The options granted to each of Messrs. Fels and Levy were fully vested as of February 19, 2002 and remain exercisable until February 19, 2009.

On March 13, 2003, Messrs. Fels and Levy were each granted additional options to purchase 60,000 shares of Common Stock under the Incentive Plan, at an exercise price of $25.00 per share. The options vested and became exercisable on December 31, 2007 and will remain exercisable until March 13, 2013. See "Option Exercises and Stock Vested in 2007" and "Outstanding Equity Awards at 2007 Fiscal Year-End" tables above with respect to options remaining unexercised at December 31, 2007.

For information regarding the terms of the agreements relating to potential payments to Messrs. Fels and Levy upon termination of employment or a change in control of the Company, see "Potential Payments Upon Termination or Change-in-Control" below.

Restricted Stock Unit Agreements

On March 27, 2003, Avatar entered into Restricted Stock Unit Agreements with each of Messrs. Fels and Levy, pursuant to which each has been awarded an opportunity to receive 25,000 performance-conditioned restricted stock units representing 25,000 shares of Common Stock. On April 15, 2005, Avatar entered into Restricted Stock Unit Agreements with each of Messrs. Fels and Levy, pursuant to which each has been awarded an opportunity to receive 75,000 performance-conditioned restricted stock units representing 75,000 shares of Common Stock.

Each of the restricted stock unit awards to Messrs. Fels and Levy is conditioned upon (i) the closing price of the Common Stock being at least a specified hurdle price per share for 20 trading days out of 30 consecutive trading days during the period beginning on the award date and ending on the vesting date, and (ii) the continued employment of Mr. Fels or Mr. Levy, as the case may be, at the time the foregoing condition is satisfied. The hurdle price performance condition for all units was satisfied. The units awarded on March 27, 2003 were to vest in full on December 31, 2007, and be converted into shares; however, vesting was accelerated to December 20, 2007, and the RSUs were converted into shares (see "Option Exercises and Stock Vested in 2007" table above). The units awarded on April 15, 2005 generally vest in full on June 30, 2010, and are converted into shares of Common Stock provided that Mr. Fels or Mr. Levy is then employed by the Company.

For information regarding the terms of the agreements relating to potential payments to Messrs. Fels and Levy upon termination of employment or a change in control of the Company, see "Potential Payments Upon Termination or Change-in-Control" below.

Agreements with Charles L. McNairy

Restricted Stock Unit Agreement

On July 22 2004, Avatar entered into a Restricted Stock Unit Agreement with Mr. McNairy pursuant to which Mr. McNairy was awarded an opportunity to receive 12,500 performance-conditioned restricted stock units representing 12,500 shares of Common Stock. The actual grant of the units was conditioned upon (i) the closing price of the Common Stock being at least $45.00 per share for 20 trading days out of 30 consecutive trading days during the period beginning July 22, 2004 and ending December 31, 2008, and (ii) the continued employment of Mr. McNairy at the time the foregoing condition was satisfied. This hurdle price performance condition was satisfied on December 1, 2004. The units were to vest in full on December 31, 2008, and be converted into shares of Common Stock, provided that he was then employed by the Company.

Because of his long-term service and contribution to the Company, prior to Mr. McNairy's retirement at the close of business on August 3, 2007 for health reasons, Avatar entered into an Amendment (the "Amendment"), dated July 26, 2007, to the Restricted Stock Unit Agreement. The Amendment provided that on August 3, 2007, the 12,500 RSUs vested in full and were converted into 12,500 shares of Common Stock.

For information regarding the terms of the agreements relating to potential payments to Mr. McNairy upon termination of employment or a change in control of the Company, see "Potential Payments Upon Termination or Change-in-Control" below.

Agreements with Randy L. Kotler

Employment Agreement

On June 26, 2007, Avatar entered into an Employment Agreement with Mr. Kotler, pursuant to which he was employed as Executive Vice President and Chief Financial Officer on July 9, 2007 through July 8, 2010, at a base salary of $350,000 per annum, a signing bonus of $100,000 and an annual bonus of no less than $100,000.

For information regarding the terms of the agreement relating to potential payments to Mr. Kotler upon termination of employment or a change in control of the Company, see "Potential Payments Upon Termination or Change-in-Control" below.

Restricted Stock Unit Agreements

On June 26, 2007, Avatar entered into Restricted Stock Unit Agreements with Mr. Kotler, pursuant to which he was awarded on July 9, 2007 an opportunity to receive, in increments of 2,500 units, an aggregate of up to 7,500 performance-conditioned restricted stock units representing 7,500 shares of Avatar's Common Stock. Each of the restricted stock unit awards is conditioned upon (i) the closing price of the Common Stock being at least at a specified hurdle price for 20 trading days out of 30 consecutive trading days during the period beginning on July 9, 2007 and ending on the vesting date of July 8, 2010, and (ii) the continued employment of Mr. Kotler at the time the foregoing condition is satisfied.

Agreements with Patricia K. Fletcher

Employment Agreement

On November 8, 2006, Avatar entered into an Employment Agreement with Ms. Fletcher pursuant to which she was employed as Executive Vice President and General Counsel on January 1, 2007 through December 31, 2009, at a base salary of $700,000 per annum.

For information regarding the terms of the agreement relating to potential payments to Ms. Fletcher upon termination of employment or a change in control of the Company, see "Potential Payments Upon Termination or Change-in-Control" below.

Restricted Stock Unit Agreement

On November 8, 2006, Avatar entered into a Restricted Stock Unit Agreement with Ms. Fletcher, pursuant to which she was awarded an opportunity to receive 18,900 performance-conditioned restricted stock units representing 18,900 shares of Avatar's Common Stock. The actual grant of the units is conditioned upon (i) the closing price of the Common Stock being at least $72.50 per share for 20 trading days out of 30 consecutive trading days beginning January 1, 2007 and ending December 31, 2009, and (ii) the continued employment of Ms. Fletcher at the time the foregoing condition is satisfied. This hurdle price performance condition was satisfied on January 31, 2007. The units generally vest in full on December 31, 2009, and are converted into shares of Common Stock, provided that Ms. Fletcher is then employed by the Company.

Potential Payments Upon Termination or Change-in-Control

Under the Company's various agreements with Messrs. Kelfer, McNairy, Kotler, Fels, Levy and Ms. Fletcher, each of them is entitled to certain payments and benefits upon his or her termination of employment for specified reasons and in the event of a change in control of the Company. The first section below describes the arrangements that each named executive officer has with respect to termination and/or change in control and the definitions that apply to such arrangements. The second section quantifies certain compensation and benefits that would be payable to these individuals under the various arrangements if their employment had terminated on December 31, 2007, and/or a change in control of the Company had occurred on that date, given the individual's compensation on that date and, if applicable, based on the closing market price of the Company's Common Stock on the last trading day of 2007 ($41.82). For a general description of the agreements see "Employment and Other Agreements" above.

Gerald D. Kelfer

The following definitions apply to all of Mr. Kelfer's agreements described below:

"Disability" generally means any disability or incapacity that makes Mr. Kelfer incapable of fully performing the services required of him for a period of 120 consecutive days or for shorter periods aggregating 120 days during any period of twelve consecutive months.

"Cause" generally means Mr. Kelfer's:

- conviction or pleading guilty with respect to any felony that is or may become materially harmful to the Company as determined by the Board;
- commission of a material act of fraud against the Company; or
- willful, repeated and demonstrable failure to perform his duties over a period of at least 30 days (other than as a result of incapacity due to physical or mental illness) or material breach of any of his obligations under his agreement.

"Good Reason" generally means:

- failure of the Board or the stockholders to continue to recommend or elect Mr. Kelfer as a director;
- failure of the Board to elect Mr. Kelfer to the Executive Committee;
- assignment to Mr. Kelfer of any material duties other than those contemplated by his employment agreement;
- any limitation of Mr. Kelfer's powers;
- reduction in the rate of compensation, or a material reduction in fringe benefits (other than in those generally applicable to senior executives of the Company);
- any other material failure by the Company to perform any of its material obligations under the agreement; or
- relocation of the principal place of business to a place of a distance further than a 75-mile radius from (i) Coral Gables, Florida or (ii) New York, New York.

"Change in Control" generally means any of the following events:

- any person or entity becoming the direct or indirect beneficial owner of securities of the Company representing 90% or more of the combined voting power of the issued and outstanding stock; or
- approval by the Board of any merger, consolidation or similar business combination or reorganization of the Company that would result in a person or entity beneficially owning 90% of more of the stock of the Company as described above, and the consummation of such transaction.

Amended and Restated Employment Agreement

Death: If Mr. Kelfer's employment is terminated due to his death, he would be entitled to receive any accrued but unpaid base salary and prorated annual bonus through his date of termination, as well as the Severance Payments (as defined below). In addition, his estate would be entitled to any payments under any pension or employee benefit plans maintained by the Company.

Disability: If Mr. Kelfer's employment is terminated due to his Disability, he would be entitled to receive the Severance Payments (as defined below).

Generally, "Severance Payments" means an annual payment following the date of termination for four years equal to a prorated portion of $250,000 based on the number of months of employment that elapsed between November 30, 2000 and December 31, 2008.

For Cause or other than for Good Reason: If Mr. Kelfer resigns other than for Good Reason or is terminated for Cause, he would be entitled to receive his full base salary and prorated annual bonus through the date of termination.

Without Cause or for Good Reason: If Mr. Kelfer resigns for Good Reason or is terminated not for Cause, he would be entitled to:

- his full annual base salary, annual bonus (without interest) and participation in all employee benefit plans and programs to the extent applicable to other senior executives of the Company (or an amount equal to the annual contributions, payments, credits and allocations made by the Company) through the earlier of (i) June 30, 2011 and (ii) the second anniversary of the date of termination, subject to certain mitigation provisions (as set forth below); and
- annual payments of $250,000 for four years.

Termination on June 30, 2011: If Mr. Kelfer's employment terminates on June 30, 2011, he would be entitled beginning in the calendar year following the date of termination to an annual payment of $250,000 for four years.

Change in Control: If Mr. Kelfer were to terminate his employment in the one year following a Change in Control, he would be entitled to:

- continue to receive his base salary and annual bonus through the earlier of (i) the first anniversary of the date of termination or (ii) June 30, 2011; and
- the Severance Payments.

Duty to seek other employment: Generally, Mr. Kelfer agreed that if his employment were to be terminated for Cause, Good Reason or due to Disability, during the entire period of time that he is entitled to receive any of the benefits described above, he would seek employment involving services similar to those he performed for the Company. In the event that he secures employment, the Company would be entitled to deduct from the amounts stated above any salary, bonuses or other compensation paid to him in connection with his new employment. The Company would also be entitled to terminate his participation (or the equivalent payment made in lieu of such participation) in any employee benefit plans and programs that are substantially similar to those he is receiving in his new employment. Mr. Kelfer also agreed to repay to the Company any of the amounts paid to him that the Company was entitled to deduct.

Non-Competition: Generally, Mr. Kelfer agreed that during the term of his employment with the Company and through the first anniversary of the date of termination he would not compete with the Company in the following manners:

- have an employment, consulting or financial investment relationship with a competitor (whose main business is adult retirement communities and/or active adult communities) within a 100-mile radius of a site for which the Company is preparing to develop, has commenced development of, or has a binding commitment or option to purchase, real estate; or
- solicit someone who was a customer or employee of the Company during the executive's tenure to become a customer or employee of another.

Protection of Confidential Information: Generally, Mr. Kelfer agreed that during the term of his employment and for all time following the date of termination, he would not disclose to any other person or entity any confidential knowledge or information pertaining to the Company's business.

Violation or threatened violation of any of his obligations with respect to non-competition and confidential information entitles the Company to various remedies, including injunctive relief and damages.

Excise Tax: If Mr. Kelfer becomes entitled to any payment, benefit or distribution by the Company, which is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, or any interest or penalties are incurred by the Company, such payments would be reduced by the Company by no more than $250,000 until no portion of such payments would be subject to excise tax. Mr. Kelfer can choose to reduce the payment by more than $250,000 in order to avoid the excise tax, but if he does not choose to do so he would be responsible for the payment of the excise tax.

Second Amended and Restated Earnings Participation Award Agreement

Death or Disability: If Mr. Kelfer's employment were to be terminated due to his death or Disability, he or his estate would receive prorated cash payments or Common Stock issuances based upon the number of months he was actually employed during the performance period (though for the cash portion, he would only be eligible to receive payment for the fiscal year in which his employment was terminated).

For Cause or not for Good Reason: If Mr. Kelfer's employment were to be terminated for Cause or upon resignation for other than Good Reason, rights to future cash payments or Common Stock issuances accruing on or after the date of termination would be forfeited. In addition, he would forfeit, if such termination occurs on or before December 31, 2007, any shares of Common Stock received by him (or pay back to the Company the equivalent in cash) under the agreement.

Without Cause or for Good Reason: If Mr. Kelfer's employment were to be terminated other than for Cause or upon resignation for Good Reason, he would continue to receive future cash payments and Common Stock issuances.

Change in Control: Upon the occurrence of a Change in Control, Mr. Kelfer would receive a prorated cash payment for the fiscal year in which the Change in Control occurs and would no longer be entitled to receive any issuance of shares of Common Stock under the agreement.

Forfeiture upon breach of certain obligations: Generally, if Mr. Kelfer were to breach the non-compete, confidentiality and similar provisions in his employment agreement or any other agreement with the Company, he would forfeit any right to any cash payments or Common Stock issuances that would otherwise accrue under this agreement on or after the date of such breach.

Change in Control Award Agreement

Had the terms and conditions of the agreement been met, Mr. Kelfer would have been entitled upon a Change in Control to a cash payment equal to two and one half percent of the excess of actual gross profit from April 1, 2005 through the Change in Control date (on or before December 31, 2007) over the established target gross profit amount of $141,995,000. The payment may not exceed $3,750,000.

Death or Disability: If Mr. Kelfer's employment had been terminated due to his death or Disability, he would have been entitled to receive a prorated portion of any cash payments that would have been payable if he would have remained an employee through the Change in Control date.

For Cause or not for Good Reason: If Mr. Kelfer's employment had been terminated for Cause or not for Good Reason, he would have forfeited any right to cash payments that would otherwise have accrued pursuant to this agreement on or after the date of termination.

Not for Cause or for Good Reason: If Mr. Kelfer's employment had been terminated not for Cause or for Good Reason, he would have been entitled to receive the cash payments under the agreement.

Forfeiture upon breach of certain obligations: Generally, if Mr. Kelfer had breached the non-compete, confidentiality and similar provisions in his employment agreement or any other agreement with the Company, he would have forfeited any right to any cash payments under this agreement.

2008-2010 Earnings Participation Award Agreement

Death or Disability: If Mr. Kelfer's employment were to be terminated due to his death or Disability, Mr. Kelfer or his estate would receive a prorated annual cash award for the fiscal year in which his employment was terminated and a prorated cumulative cash award.

For Cause or not for Good Reason: If Mr. Kelfer's employment were to be terminated for Cause or upon resignation for other than Good Reason, rights to future cash payments accruing on or after the date of termination would be forfeited.

Not for Cause or for Good Reason: If Mr. Kelfer's employment were to be terminated other than for Cause or upon resignation for Good Reason, he would continue to receive such cash payments as would otherwise be made under the agreement.

Change in Control: Generally, upon the occurrence of a Change in Control between January 1, 2008 and December 31, 2010, Mr. Kelfer would receive a prorated annual cash award for the fiscal year in which the Change in Control occurs and any cash payment pursuant to the cumulative cash award.

Forfeiture upon breach of certain obligations: Generally, if Mr. Kelfer were to breach the non-compete, confidentiality and similar provisions in his employment agreement or any other agreement with the Company, he would forfeit any right to any cash payments under this agreement.

Restricted Stock Unit Agreements

Death or Disability: If Mr. Kelfer's employment were to be terminated due to his Disability or death after a hurdle price condition is met, the greater of the following number of units would vest and be converted into shares of Common Stock:

- a pro rata portion based on the number of whole months which have elapsed from January of the year in which Mr. Kelfer received the award to the date of Mr. Kelfer's Disability or death; or
- one-half of the units.

For Cause or not for Good Reason: If Mr. Kelfer were to resign without Good Reason or be terminated for Cause, all of the units would be forfeited.

Not for Cause or for Good Reason: If Mr. Kelfer's employment were to be terminated other than for Cause or upon resignation for Good Reason:

- all units for which the hurdle price has been met shall vest on the date of such termination or resignation and be converted into shares of Common Stock; and
- any additional units that satisfy the hurdle price condition before June 30, 2011 would vest on the date the hurdle price is satisfied and be converted into shares of Common Stock.

Change in Control: In the event of a Change in Control, all of Mr. Kelfer's units that have satisfied the hurdle price by the Change in Control date would be converted into shares of Common Stock immediately prior to the consummation of the Change in Control, thereafter be converted into the consideration received by the Company in connection with the Change in Control and then distributed to Mr. Kelfer following the Change in Control, so long as the Change in Control occurred prior to his termination.

Jonathan Fels and Michael Levy

The following definitions apply to all of Messrs. Fels' and Levy's agreements described below:

"Disability" generally means inability to perform one or more material functions under the agreement and which entitles the executive to receive benefits under a disability plan or other benefits plans.

"Cause" generally means the executive's:

- conviction or pleading guilty with respect to any felony that is or may become materially harmful to the Company as determined by the Board;
- willful misconduct, gross negligence, fraud or dishonesty in a manner that is or may become materially harmful to the Company as determined by the Board; or
- violation of any material term of the Amended and Restated Employment Agreement or any other Company policy.

"Without Cause" generally means for any reason whatsoever, or for no reason, in the sole discretion of the Company, other than for death, Disability, for Cause, Change in Control or the end of the term of the executive's employment (December 31, 2010).

"Good Reason" generally means:

- any assignment of material duties other than those contemplated by the employment agreement. However, adjustment of existing duties due to Change in Control would not constitute "Good Reason" so long as the adjusted duties are comparable to the duties prior to the Change in Control;
- reduction in the rate of compensation, or a material reduction in fringe benefits (other than material reduction in fringe benefits generally applicable to senior executives of the Company); or
- any other material failure by the Company to perform any of its material obligations under the agreement.

"Without Good Reason" generally means any reason other than Good Reason.

"Change in Control" generally means:

- any person or entity or group of them becoming the direct or indirect beneficial owner of securities of the Company representing 90% or more of the combined voting power of the issued and outstanding stock;
- approval by the Board of any merger, consolidation or similar business combination or reorganization of the Company that would result in a person or entity beneficially owning a percentage of the stock of the Company as described above, and the consummation of such transaction; or
- the Company ceases to be engaged, directly or indirectly, and does not intend to be engaged at any time in the foreseeable future, in any real estate business.

2005 Amended and Restated Employment Agreement

Death or Disability: If the employment of Mr. Fels or Mr. Levy were to be terminated due to death or Disability then he or his estate would receive:

- his earned but unpaid base salary and vacation pay through the date of termination;
- his annual bonus prorated to the date of termination; and
- any benefits to which he is entitled under any employee benefit plans in which he is a participant through the date of termination.

If a Change in Control were to occur prior to such termination due to death or Disability, then the executive or his estate would receive his prorated portion of $1,800,000 (the "Retention Amount") as of the date of termination. The remaining balance of the Retention Amount would be donated to one or more charitable not-for-profit organizations designated by the Board.

For Cause or Without Good Reason: If the employment of Mr. Fels or Mr. Levy were to be terminated for Cause or either of them were to resign Without Good Reason, he would receive (subject, generally, to any set-off, counterclaim or cause of action the Company may have against him):

- his earned but unpaid base salary and vacation pay through the date of termination; and
- any benefits to which he is entitled under any employee benefit plans in which he is a participant through the date of termination.

If a Change in Control were to occur prior to such termination, Mr. Fels or Mr. Levy would not be entitled to receive any portion of the Retention Amount and the Retention Amount would be donated to one or more charitable not-for-profit organizations designated by the Board.

Without Cause or for Good Reason: If Mr. Fels or Mr. Levy were to resign for Good Reason or be terminated Without Cause, he would be entitled to receive through the earlier of December 31, 2010 and the second anniversary of the date of termination:

- his base salary and annual bonus without interest, subject to certain mitigation provisions (as set forth below); and
- all employee benefit plans and programs to the extent applicable to other senior executives of the Company.

If, however, a Change in Control were to occur prior to such termination, the executive would be entitled to receive:

- the Retention Amount; and
- all employee benefit plans and programs to the extent applicable to other senior executives of the Company through the earlier of the first anniversary of the date of termination and December 31, 2010. If the executive were not permitted to participate in such benefit plans, he would be entitled to receive an amount equal to the annual contributions, payments, credits or allocations made by the Company to his account or on his behalf under such plans.

Duty to seek other employment: Generally, each of Messrs. Fels and Levy agrees that if his employment were to be terminated by the Company Without Cause or he were to resign for Good Reason, he would have a duty to seek employment similar to that of Mr. Kelfer as described above, with the exception that he would only be obligated to accept such employment if the principal office where he would be employed is located within a 50-mile radius of Coral Gables, Florida.

Change in Control: In the event of a Change in Control prior to December 31, 2010, each of Messrs. Fels and Levy would receive:

- all base salary, prorated annual bonus and vacation pay earned but unpaid through the Change in Control date;
- any benefits to which he may be entitled under any employee benefit plans in which he is a participant through the Change in Control date; and
- for the period following a Change in Control, he would cease to receive his base salary and annual bonus and the Company would pay him the Retention Amount (subject to pro rata adjustment in the event of a change in control after June 30, 2010) upon expiration of the employment term if he is continuously employed by the Company (or its successor) through such date.

In the event of a Change in Control prior to December 31, 2010, the term of employment for each of Messrs. Fels and Levy would be reduced or extended, as applicable, depending on the date of the Change in Control, to expire upon the earlier of June 30, 2011 and the first anniversary of the Change in Control (the "Retention Date"). If the Change in Control date were to be after December 31, 2010, the term of employment would be extended through the Retention Date, unless otherwise terminated under the agreement.

Conditions to payments upon termination: Generally, all payments and benefits under each of the scenarios described above are subject to the executive's compliance with his non-compete and confidentiality obligations as stated below.

Non-Competition: Generally, Messrs. Fels and Levy are subject to the same non-compete provisions as described for Mr. Kelfer above.

Protection of Confidential Information: Generally, Messrs. Fels and Levy are subject to the same confidentiality provisions as described for Mr. Kelfer above.

Excise Tax: Generally, Messrs. Fels and Levy are subject to the same excise tax provisions as described for Mr. Kelfer above.

Second Amended and Restated Earnings Participation Award Agreement

The termination and Change in Control terms of Messrs. Fels' and Levy's Second Amended and Restated Earnings Participation Award Agreements are generally identical to those of Mr. Kelfer's Second Amended and Restated Earnings Participation Award Agreement as described above.

Change in Control Award Agreement

The termination and Change in Control terms of Messrs. Fels' and Levy's Change in Control Award Agreements are generally identical to those of Mr. Kelfer's Change in Control Award Agreement, except for the maximum payment, which may not exceed $3,000,000.

2008-2010 Earnings Participation Award Agreement

Death or Disability: If either Mr. Fels' or Mr. Levy's termination is due to his death or Disability, he or his estate would receive a prorated annual cash award for the fiscal year in which his employment was terminated and a prorated cumulative cash award. If such termination occurs after a Change in Control has happened between January 1, 2008 and December 31, 2010 and before the Retention Date, the executive would receive a prorated portion of the Retention Amount, and the remaining balance of the Retention Amount would be donated to not-for-profit organizations designated by the Board.

For Cause or Without Good Reason: If either Mr. Fels' or Mr. Levy's employment were to be terminated for Cause or upon resignation Without Good Reason, rights to future cash payments accruing on or after the date of termination would be forfeited.

Without Cause or for Good Reason: If either Mr. Fels' or Mr. Levy's employment were to be terminated Without Cause or upon resignation for Good Reason, he would continue to receive such cash payments as would otherwise be made under the agreements. If such termination occurs after a Change in Control has happened between January 1, 2008 and December 31, 2010 and before the Retention Date, the executive would receive a prorated portion of the Retention Amount, and the remaining balance of the Retention Amount would be donated to not-for-profit organizations designated by the Board.

Change in Control: Upon the occurrence of a Change in Control between January 1, 2008 and December 31, 2010, each of Mr. Fels and Mr. Levy would receive a prorated annual cash award for the fiscal year in which the Change in Control occurs. In addition, on the Change in Control date the Company would deposit into a retention account any cash payment pursuant to the cumulative cash award which would be added to the Retention Amount and distributed to the executive on or promptly after the Retention Date if the executive's employment has not been otherwise terminated by the Company for Cause or by the executive Without Good Reason and the executive is continuously employed by the Company through the Retention Date.

Forfeiture upon breach of certain obligations: Generally, if Mr. Fels or Mr. Levy were to breach the non-compete, confidentiality and similar provisions in his employment agreement or any other agreement with the Company, he would forfeit any right to any cash payments under this agreement.

Restricted Stock Unit Agreements

The terms of Messrs. Fels' and Levy's Restricted Stock Unit Agreements are generally identical to those of Mr. Kelfer's Restricted Stock Unit Agreements as described above.

Nonqualified Stock Option Agreements

Death and Disability: If either Mr. Fels' or Mr. Levy's employment were to be terminated due to death or Disability, his options, to the extent they have not previously vested, would vest pro rata and such options would become immediately exercisable and expire one year following the date of termination.

For Cause or Without Good Reason: If either Mr. Fels or Mr. Levy were to resign Without Good Reason or is terminated for Cause, any unexercised options would become null and void upon such termination.

Without Cause or for Good Reason: If either Mr. Fels' or Mr. Levy's employment were to be terminated Without Cause or for Good Reason, his previously unexercised options would remain exercisable under the terms of each agreement.

Charles L. McNairy

The following definitions apply to all of Mr. McNairy's agreements described below:

"Permanent Disability" generally has the same meaning as the term "Disability" in the agreements of Messrs. Fels and Levy as described above.

"Cause" generally means:

- conviction or guilty plea to any felony;
- commission of any act of willful misconduct, gross negligence, fraud or dishonesty; or
- violation of any material written policy of the Company.

"Good Reason" generally means a reduction in the rate of compensation or a material reduction in fringe benefits available to Mr. McNairy. "Change in Control" has the same meaning as that term in Mr. Kelfer's agreements as described above.

Severance

Had Mr. McNairy been terminated by the Company without cause he would have been entitled to one year of his then current base salary and employee benefit plans and programs.

Restricted Stock Unit Agreement

The terms of Mr. McNairy's Restricted Stock Unit Agreement are generally identical to those in the Restricted Stock Unit Agreements of Messrs. Kelfer, Fels and Levy as described above, with the following changes:

- in the case of a Change in Control, all of the units that met the hurdle price would vest and be converted into shares of Common Stock; and
- in the case of termination other than for Cause or for Good Reason, all the units granted, if any, would vest and be converted into shares of Common Stock.

Randy L. Kotler

The definitions used in Mr. Kotler's agreements are generally the same as those used in Messrs. Fels' and Levy's agreements, except for "Change in Control" which generally means:

- any person or entity or group of them becoming the direct or indirect beneficial owner of securities of the Company representing 50.1% or more of the combined voting power of the issued and outstanding stock;
- approval by the Board of any merger, consolidation or similar business combination or reorganization of the Company that would result in a person or entity beneficially owning a percentage of the stock of the Company as described above, and the consummation of such transaction;
- the Company ceases to be engaged, directly or indirectly, and does not intend to be engaged at any time in the foreseeable future, in any real estate business; or
- the sale, transfer or disposal of all or substantially all of the assets of the Company.

Employment Agreement

Death or Disability: If Mr. Kotler's employment were to be terminated due to his death or Disability, he (or his representatives) would receive:

- all base salary, annual bonus, and any vacation pay earned but unpaid on the date of termination; and
- any benefits to which he may be entitled under any employee benefit plans or policy.

For Cause or resignation: If Mr. Kotler's employment were to be terminated for Cause or he resigns he would receive only:

- base salary and vacation pay which have been earned but unpaid as of the date of termination; and
- any benefits to which he may be entitled under any employee benefit plans or policy in which he is a participant up to and including the date of termination.

Without Cause: If Mr. Kotler's employment were to be terminated without Cause he would:

- receive his full base salary in accordance with normal payroll practices and without interest through July 8, 2010; and
- be entitled to participate in employee benefit plans and programs (provided that continued participation is permissible thereunder) or to receive an amount equal to annual contributions, payments, credits or allocations made to his account under such plans and programs.

Restricted Stock Unit Agreements

The terms of Mr. Kotler's Restricted Stock Unit Agreements are generally identical to those in the Restricted Stock Unit Agreements of Messrs. Kelfer, Fels and Levy as described above, with the following change:

- in the case of a Change in Control, all of the units granted that have met the hurdle price conditions shall be converted into shares of Common Stock immediately prior to the consummation of the Change in Control.

Protection of Confidential Information: Generally, Mr. Kotler agreed that during the term of his employment and for all time thereafter, he would not disclose or make accessible to any other person or entity any:

- trade secrets or know-how acquired during his employment which relate to confidential aspects of the Company's business;

• any information concerning the business and affairs of the Company; and

• any material prepared by or for the Company based on the information above.

Violation or threatened violation of any of his obligations with respect to confidential information entitles the Company to various remedies, including injunctive relief and damages.

Patricia K. Fletcher

The definitions used in Ms. Fletcher's agreements are generally the same as those used in Messrs. Fels' and Levy's agreements, except for "Change in Control" which are generally the same as the definition used in Mr. Kotler's agreements.

Employment Agreement

Death or Disability: The death or Disability terms used in Ms. Fletcher's agreements are generally the same as those used in Mr. Kotler's agreements.

For Cause or resignation: The for Cause termination or without good reason resignation terms used in Ms. Fletcher's agreements are generally the same as those used in Mr. Kotler's agreements.

Without Cause: The without Cause termination terms in Ms. Fletcher's agreements are generally the same as those used in Mr. Kotler's agreements, except that Ms. Fletcher would receive her full base salary in accordance with normal payroll practices and without interest through December 31, 2009.

Restricted Stock Unit Agreement

The terms of Ms. Fletcher's Restricted Stock Unit Agreement is generally identical to those in the Restricted Stock Unit Agreements of Mr. Kotler.

Protection of Confidential Information: Generally, Ms. Fletcher agreed to terms regarding her confidentiality obligations to the Company that are generally the same as those agreed to by Mr. Kotler.

The following tables show the estimated potential amount of compensation payable to each Named Executive Officer under existing contracts, plans or arrangements for various scenarios involving a change in control of the Company, death or disability of the executive, for cause termination, voluntary termination, involuntary not-for-cause termination and termination for good reason, effective on December 31, 2007 and using the closing price of the Common Stock on the last business day of 2007 ($41.82). In determining the benefits payable, the Company has assumed in all cases that the executive has complied and continues to comply with all of the restrictive and other covenants included in his or her employment agreement (if he or she has one) and has not become employed by a new employer in those cases where the employment agreement requires mitigation by the executive. The tables reflect incremental payments and benefits that would be owed by the Company to the executive beyond what the Named Executive Officer had earned as of December 31, 2007. The tables do not reflect benefits that are provided pursuant to plans or arrangements that do not discriminate in favor of executive officers and are available generally to all full-time employees such as amounts paid under the Company's 401(k) Plan and accrued vacation pay.

The following calculations contain statements and assumptions regarding future individual and Company performance. These performance statements and assumptions are disclosed in the limited context of the Company's compensation programs and should not be understood to be statements of management's expectations or estimates of results or other guidance. The Company specifically cautions investors not to apply these statements to other contexts. The actual amounts to be paid out can only be determined at the time of the executive's separation from the Company or upon the occurrence of a change in control and will be made subject to any applicable requirements of Section 409A of the Internal Revenue Code.

Change in Control

The following table shows amounts that would be payable under existing change in control arrangements. Equity payouts illustrated below are for unvested awards; vested equity is disclosed in the "Outstanding Equity Awards at 2007 Fiscal Year End" table.

Name	Cash(1)	Restricted Stock Units	Change in Control Award(2)
Gerald D. Kelfer	$1,876,289(3)	$8,991,300(4)	$3,750,000
Charles L. McNairy	0	0(5)	0
Randy L. Kotler	0	0(6)	0
Jonathan Fels	1,800,000(7)	3,136,500(8)	3,000,000
Michael Levy	1,800,000(7)	3,136,500(8)	3,000,000
Patricia K. Fletcher	0	790,398(9)	0

(1) Assuming no election by the executives to reduce payments to avoid excise tax imposed by Section 4999 of the Internal Revenue Code.

(2) The Company's financial results as of 12/31/07 entitle Messrs. Kelfer, Fels and Levy to the maximum payment under their respective Change in Control Award Agreements.

(3) Assuming termination by Mr. Kelfer during the one year following a Change in Control; includes (i) one year of base salary and annual bonus and (ii) Severance Payments (as defined above) in four annual installments totaling $876,289.

(4) Reflecting 125,000 RSUs awarded on 3/27/03, and 30,000 RSUs awarded on 4/15/05 with a hurdle price of $65.00, 30,000 RSUs awarded on 4/15/05 with a hurdle price of $72.50 and 30,000 RSUs awarded on 4/15/05 with a hurdle price of $80.00.

(5) Not applicable. For health reasons, Mr. McNairy retired at the close of business on August 3, 2007.

(6) Not entitled to payment under RSU Agreements since hurdle prices were not met as of December 31, 2007.

(7) Full Retention Amount under the 2005 Amended and Restated Employment Agreement.

(8) Reflecting 25,000 RSUs awarded on 4/15/05 with a hurdle price of $65.00, 25,000 RSUs awarded on 4/15/05 with a hurdle price of $72.50 and 25,000 RSUs awarded on 4/15/05 with a hurdle price of $80.00.

(9) Reflecting 18,900 RSUs awarded on 1/1/07 with a hurdle price of $72.50.

Death and Disability

The following table shows amounts that would be payable in case of the executive's death or his or her termination due to disability.

Name	Prorated Bonus(1)	Restricted Stock Units	Earnings Participation(2)	Severance Payments
Gerald D. Kelfer	$0	$6,238,150(3)	$0	$876,289(4)
Charles L. McNairy	0	0(5)	0	0
Randy L. Kotler	0	0	0	0
Jonathan Fels	0	1,568,250(6)	0	0
Michael Levy	0	1,568,250(6)	0	0
Patricia K. Fletcher	0	395,199(7)	0	0

(1) Prorated annual bonuses for fiscal year 2007, to which Messrs. Kelfer, Fels and Levy are entitled under their respective employment agreements, were paid in full prior to 12/31/07.

(2) Messrs. Kelfer, Fels and Levy would not have been entitled to payments under the Second Amended and Restated Earnings Participation Award Agreements, as payments were made or earned prior to year end; no entitlement for payments under the 2008-2010 Earnings Participation Award Agreements would have become due.

(3) Reflecting prorated portion of the 125,000 RSUs awarded on 3/27/03, the 30,000 RSUs with a hurdle price of $65.00 awarded on 4/15/05, the 30,000 RSUs with a hurdle price of $72.50 awarded on 4/15/05 and the 30,000 RSUs with a hurdle price of $80.00 awarded on 4/15/05.

(4) Severance Payments under Mr. Kelfer's Amended and Restated Employment Agreement payable in four annual installments.

(5) For health reasons, Mr. McNairy retired at the close of business on August 3, 2007. On July 26, 2007, Avatar entered into an Amendment to the Restricted Stock Unit Agreement with Mr. McNairy, dated July 22, 2004. The Amendment provided that on August 3, 2007, the 12,500 RSUs awarded to Mr. McNairy vested in full and were converted into 12,500 shares of Common Stock.

(6) Reflecting prorated portion of the 25,000 RSUs with a hurdle price of $65.00 awarded on 4/15/05, the 25,000 RSUs with a hurdle price of $72.50 awarded on 4/15/05, and the 25,000 RSUs with a hurdle price of $80.00 awarded on 4/15/05.

(7) Reflecting prorated portion of the 18,900 RSUs with a hurdle price of $72.50 awarded on 1/1/07.

For Cause/Without Good Reason

As of December 31, 2007, none of the Named Executive Officers would be entitled to any payments if his or her employment were to be terminated by the Company for cause or if he or she were to resign without good reason. While under his Amended and Restated Employment Agreement Mr. Kelfer is guaranteed a prorated annual bonus when terminated for Cause or if he resigns without Good Reason, his annual bonus for fiscal year 2007 was paid in full prior to December 31, 2007.

Without Cause/With Good Reason

The following table shows amounts that would be payable in case of the executive's termination by the Company without cause or his or her resignation for good reason.

Name	Base Salary(1)	Bonus(2)	Restricted Stock Units	Employee Benefits(3)	Earnings Participation(4)	Severance Payments
Gerald D. Kelfer	$1,000,000	$1,000,000	$8,991,300(5)	$24,000	$0	$1,000,000(6)
Charles L. McNairy	0	0	0(7)	0	0	0
Randy L. Kotler	875,000	250,000	0	30,000	0	0
Jonathan Fels	1,000,000	800,000	3,136,500(8)	24,000	0	0
Michael Levy	1,000,000	800,000	3,136,500(8)	24,000	0	0
Patricia K. Fletcher	1,400,000	0	790,398(9)	24,000	0	0

(1) Reflecting two years of annual base salary under each of Messrs. Kelfer's, Fels' and Levy's and Ms. Fletcher's respective employment agreements and two and one-half years of annual base salary under Mr. Kotler's employment agreement.

(2) Reflecting two years of annual bonus under each of Messrs. Kelfer's, Fels' and Levy's respective employment agreements and two and one-half years of minimum annual bonus to Mr. Kotler under his employment agreement.

(3) Approximate cost to the Company of continuation of medical, disability, dental and life insurance premiums for two years for each of Mr. Kelfer, Mr. Fels, Mr. Levy and Ms. Fletcher, and two and one-half years for Mr. Kotler.

(4) Messrs. Kelfer, Fels and Levy would not have been entitled to payments under the Second Amended and Restated Earnings Participation Award Agreements, as payments were made or earned prior to year end; no entitlement for payments under the 2008-2010 Earnings Participation Award Agreements would have become due, assuming that earnings for fiscal years 2008, 2009 and 2010 would be at least equal to Avatar's fiscal year 2007 pre-tax income since the target gross profit for the 2008-2010 Earnings Participation Award Agreements would not be reached.

(5) Reflecting 125,000 RSUs awarded on 3/27/03 and 90,000 RSUs awarded on 4/15/05.

(6) Payable in annual installments of $250,000 for four years under the Amended and Restated Employment Agreement.

(7) Not applicable. For health reasons, Mr. McNairy retired at the close of business on August 3, 2007.

(8) Reflecting 75,000 RSUs awarded on 4/15/05.

(9) Reflecting 18,900 RSUs awarded on 1/1/07 with a hurdle price of $72.50.

2. APPOINTMENT OF AUDITORS

Ernst & Young LLP, independent registered public accounting firm, audited the financial statements of Avatar for the fiscal year ended December 31, 2007. Such audit services consisted of the firm's examination of and report on the annual financial statements and assistance and consultation in connection with filings with the Securities and Exchange Commission and other matters.

Representatives of Ernst & Young LLP are expected to attend the Annual Meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Subject to approval by the stockholders, the Audit Committee has appointed Ernst & Young LLP, independent registered public accounting firm, as auditors of Avatar for the fiscal year ending December 31, 2008. Approval by the stockholders will require the affirmative vote of a majority of the votes present at the meeting in person or by proxy and entitled to be cast. The Board of Directors recommends that the accompanying proxy be voted FOR such approval and it is intended that the proxies will be voted in such manner unless otherwise directed.

Fees For Services Provided by the Independent Registered Public Accounting Firm

The following table sets forth the approximate amount of fees paid, or estimated to be paid, to Ernst & Young LLP for professional services during the fiscal years ended December 31, 2007 and 2006:

	2007	2006
Audit Fees	$916,894	$890,386
Audit-related Fees	7,500	19,500
Tax Fees	10,000	10,000
All other services	0	0
	$934,394	$919,886

Audit fees principally relate to the audit of the annual financial statements for Avatar and its consolidated subsidiaries and review of quarterly financial statements. Audit fees for 2007 and 2006 include $327,294 and $340,150, respectively, related to the audit of internal controls over financial reporting as required by the Sarbanes-Oxley Act of 2002.

Audit-related services fees principally relate to audits of employee benefit plans, review of cash awards under incentive compensation plans and advisory services in connection with implementation of certain procedures to comply with the Sarbanes-Oxley Act of 2002. Tax fees which are estimated, generally relate to review of the consolidated tax return.

The Audit Committee adopted a policy requiring preapproval of audit and non-audit services provided by the principal independent accountants. The Audit Committee approved all audit and non-audit services provided by Ernst & Young LLP during the 2007 fiscal year.

STOCKHOLDERS' PROPOSALS AND NOMINATIONS OF BOARD MEMBERS

If a stockholder intends to present a proposal for action at the 2009 Annual Meeting and wishes to have such proposal considered for inclusion in Avatar's proxy materials in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the proposal must be submitted in writing and received by the Secretary of Avatar by January 2, 2009. Such proposal must also meet the other requirements of the rules of the Securities and Exchange Commission relating to stockholders' proposals.

Avatar's By-Laws establish an advance notice procedure with regard to certain matters, including stockholder proposals and nominations of individuals for election to the Board of Directors. In general, notice of a stockholder proposal or a director nomination for an annual meeting must be received by Avatar not less than 60 days nor more than 90 days prior to the anniversary date of the preceding annual meeting of stockholders and must contain specified information and conform to certain requirements, as set forth in the By-Laws. If the chairman at any stockholders' meeting determines that a stockholder proposal or director nomination was not made in accordance with the By-Laws, Avatar may disregard such proposal or nomination.

In addition, if a stockholder submits a proposal outside of Rule 14a-8 for the 2008 Annual Meeting, and the proposal fails to comply with the advance notice procedure prescribed by the By-Laws, then Avatar's proxy may confer discretionary authority on the persons being appointed as proxies on behalf of the Board of Directors to vote on the proposal. Proposals and nominations should be addressed to the Secretary of Avatar, Juanita I. Kerrigan, Avatar Holdings Inc., 201 Alhambra Circle, Coral Gables, Florida 33134.

SECTION 16(a)
BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Avatar's officers and directors, and any persons who own more than ten percent of Avatar's Common Stock, to file reports of initial ownership of Avatar's Common Stock and subsequent changes in that ownership with the SEC. Officers, directors and greater than ten-percent beneficial owners are also required to furnish Avatar with copies of all Section 16(a) forms they file. Based solely upon a review of the copies of the forms furnished to Avatar, or written representations from certain reporting persons that no Forms 5 were required, Avatar believes that there has been compliance with all Section 16(a) filing requirements.

ADDITIONAL INFORMATION

All of the expenses involved in preparing, assembling and mailing this Proxy Statement and the accompanying material will be paid by Avatar. In addition to the solicitation of proxies by mail, Avatar will request brokers and securities dealers to obtain proxies from and send proxy material to their principals. Expenses incurred in this connection will be reimbursed by Avatar. Proxies may be solicited personally, by telephone or telegraph, electronic mail or by other electronic means, by the directors and officers of Avatar without additional compensation. The Board of Directors knows of no business to come before the meeting other than as stated in the Notice of Annual Meeting of Stockholders. Should any business other than that set forth in such Notice properly come before the meeting, or any adjournment or adjournments thereof, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment on such matters.

By Order of the Board of Directors,

Juanita I. Kerrigan
Vice President and Secretary

Dated: April 29, 2008.

General Information
Avatar Holdings Inc.

SHARES LISTED
The Nasdaq Stock Market, Inc.
Symbol "AVTR"

TRANSFER AGENT AND REGISTRAR
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252 - 8015
www.bnymellon.com/shareowner
Toll Free: 800-850-3132
TDD for Hearing Impaired: 800-231-5469
Foreign Stockholders: 201-680-6578
TDD Foreign Stockholders: 201-680-6610

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP, West Palm Beach, FL

COUNSEL
Weil, Gotshal & Manges, LLP, New York, NY

2008 ANNUAL MEETING OF STOCKHOLDERS
10 a.m., May 29, 2008
Hyatt Regency Coral Gables
50 Alhambra Plaza, Coral Gables, FL 33134

STOCKHOLDER INFORMATION CONTACT:

Juanita I. Kerrigan
Vice President and Secretary
Avatar Holdings Inc.
201 Alhambra Circle, Coral Gables, FL 33134
305-442-7000, Ext. 2194

Filings with the Securities and Exchange Commission are also available through Avatar's web site at *www.avatarholdings.com*

Special Note Regarding Forward-Looking Statements:

Certain statements in this annual report to stockholders constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others, those described herein under the caption "Forward-Looking Statements" and other factors as are described in greater detail in Avatar's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

201 Alhambra Circle, Coral Gables, Florida 33134 305-442-7000 www.avatarholdings.com

AVATAR

END